UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

DECEMBER 31, 2015

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB)

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

The Shareholders, Board of Directors and Officers

Telefônica Brasil S.A.

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Telefônica Brasil S.A. (“Company”), identified as Company and Consolidated, respectively, which comprise the balance sheet as at December 31, 2015, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the Company’s financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Telefônica Brasil S.A. as at December 31, 2015, its individual and consolidated operating performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added  for the year ended December 31, 2015, prepared by the Company’s management, the presentation of which is required by Brazilian corporation law for publicly held companies, and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

Audit of prior year corresponding figures

The financial statements for the year ended December 31, 2014 were audited by other independent auditors who expressed an unmodified opinion on those statements on February 12, 2015.

São Paulo, February 19, 2016.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Cassio O. Barbosa Accountant CRC-1SP269018/O-7	Héctor Ezequiel Rodríguez Padilla Accountant CRC-1SP299427/O-9

TELEFÔNICA BRASIL S.A.
Balance sheets
At December 31, 2015 and 2014
(In thousands of reais)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	12.31.15	12.31.14	12.31.15	12.31.14	LIABILITIES AND EQUITY	Nota	12.31.15	12.31.14	12.31.15	12.31.14

Current assets		15,185,519	14,754,381	17,909,303	15,517,368	Current liabilities		15,948,843	16,102,171	17,981,713	16,011,006
Cash and cash equivalents	5	4,206,595	3,835,304	5,336,845	4,692,689	Personnel, social charges and benefits	15	520,023	585,770	698,846	591,381
Trade accounts receivable, net	6	7,000,379	6,470,764	8,285,319	6,724,061	Trade accounts payable	16	7,496,947	7,675,632	8,373,235	7,641,191
Inventories, net	7	558,264	458,488	603,631	479,801	Taxes, charges and contributions	17	1,175,293	1,236,330	1,716,002	1,281,673
Taxes recoverable	8.1	2,164,544	2,163,404	2,521,292	2,202,662	Dividends and interest on equity	18	2,209,362	1,495,321	2,209,362	1,495,321
Judicial deposits and garnishments	9	235,343	202,169	235,343	202,169	Provisions for contingencies	19	894,069	674,276	914,377	674,276
Prepaid expenses	10	317,325	300,567	356,446	303,551	Deferred income	20	562,601	704,589	564,557	717,019
Dividends and interest on equity	18	18,645	174,726	489	-	Loans, financing, finance lease and contingent consideration	21	1,811,037	1,509,471	2,222,067	1,509,471
Derivative transactions	34	81,306	613,939	81,306	613,939	Debentures	21	120,924	755,047	120,924	755,047
Other assets	11	603,118	535,020	488,632	298,496	Derivative transactions	34	151,686	23,011	151,686	23,011
						Other liabilities	22	1,006,901	1,442,724	1,010,657	1,322,616
Noncurrent assets		82,387,176	58,382,747	83,775,761	57,547,920
Short-term investments pledged as collateral		90,863	125,343	109,864	125,353	Noncurrent liabilities		13,056,610	12,084,862	15,136,109	12,104,187
Trade accounts receivable, net	6	217,621	190,288	330,451	299,405	Personnel, social charges and benefits	15	19,808	118,829	19,808	118,829
Taxes recoverable	8.1	337,477	340,205	409,653	340,205	Trade accounts payable	16	-	-	67,742	-
Deferred taxes	8.2	-	40,704	711,590	144,817	Taxes, charges contributions	17	57,416	41,379	87,018	67,126
Judicial deposits and garnishments	9	4,880,489	4,514,783	5,518,120	4,543,056	Deferred taxes	8.2	155,951	-	-	-
Prepaid expenses	10	28,632	24,346	30,609	26,223	Provisions for contingencies	19	5,077,839	4,440,756	5,890,319	4,461,654
Derivative transactions	34	417,558	152,843	417,558	152,843	Deferred revenues	20	358,963	480,957	359,237	482,782
Other assets	11	55,228	94,703	62,799	94,925	Loans , financing, finance lease and contingent consideration	21	3,141,987	2,123,126	4,454,509	2,123,126
Investments	12	24,342,692	1,445,014	101,161	79,805	Debentures	21	3,423,790	3,411,616	3,423,790	3,411,616
Property, plant and equipment, net	13	22,019,076	20,381,731	30,476,765	20,453,864	Derivative transactions	34	82,421	24,133	82,421	24,133
Intangible assets, net	14	29,997,540	31,072,787	45,607,191	31,287,424	Liabilities for post-retirement benefits plans	33	76,616	456,129	85,343	456,129
						Other liabilities	22	661,819	987,937	665,922	958,792

						Equity		68,567,242	44,950,095	68,567,242	44,950,095
						Capital	23	63,571,416	37,798,110	63,571,416	37,798,110
						Capital reserves	23	1,347,952	2,686,897	1,347,952	2,686,897
						Income reserves	23	2,410,571	1,534,479	2,410,571	1,534,479
						Premium on acquisition of non-controlling interests	23	(75,388)	(70,448)	(75,388)	(70,448)
						Other comprehensive income	23	25,468	232,465	25,468	232,465
						Additional proposed dividends	23	1,287,223	2,768,592	1,287,223	2,768,592

TOTAL ASSETS		97,572,695	73,137,128	101,685,064	73,065,288	TOTAL LIABILITIES AND EQUITY		97,572,695	73,137,128	101,685,064	73,065,288

TELEFÔNICA BRASIL S.A.
Income statements
Years ended December 31, 2015 and 2014
(In thousands of reais, except earnings per share)

		Company		Consolidated
	Note	12.31.15	12.31.14	12.31.15	12.31.14

Net operating revenue	24	34,003,769	32,993,687	40,286,815	34,999,969

Cost of services and goods sold	25	(17,062,753)	(16,286,314)	(20,345,076)	(17,222,675)

Gross profit		16,941,016	16,707,373	19,941,739	17,777,294

Operating income (expenses)		(13,159,918)	(12,603,848)	(14,702,141)	(12,668,265)
Selling expenses	25	(10,801,148)	(10,403,171)	(12,005,477)	(10,466,725)
General and administrative expenses	25	(1,887,878)	(1,773,582)	(2,142,459)	(1,803,803)
Other operating income	26	503,944	482,788	538,239	510,628
Other operating expenses	26	(974,836)	(909,883)	(1,092,444)	(908,365)

Operating income		3,781,098	4,103,525	5,239,598	5,109,029

Financial income	27	3,763,877	1,869,331	4,728,665	1,983,386
Financial expenses	27	(4,239,194)	(2,341,430)	(5,576,843)	(2,345,381)
Equity pickup	12	748,526	742,628	2,036	6,940

Income before taxes		4,054,307	4,374,054	4,393,456	4,753,974

Income and social contribution taxes	28	(634,058)	562,605	(973,207)	182,685

Net income for the year		3,420,249	4,936,659	3,420,249	4,936,659

Basic and diluted earnings per common share (in R$)	29	2.15	4.12
Basic and diluted earnings per preferred share (in R$)	29	2.37	4.53

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Years ended December 31, 2015 and 2014
(In thousands of reais)
			Capital reserves			Income reserves
	Capital	Premium on acquisition of interest	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentives	Expansion and Modernization Reserve	Retained earnings	Additional Proposed Dividends	Other comprehensive income	Total Equity

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	-	1,175,538	16,849	42,894,442

Payment of additional dividend for 2013	-	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Prescribed equity instruments	-	-	-	-	-	-	-	-	207,442	-	-	207,442
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	150	-	(150)	-	-	-
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	(36,526)	-	215,616	179,090
Net income for the year	-	-	-	-	-	-	-	-	4,936,659	-	-	4,936,659
Allocation of income:
Legal reserve	-	-	-	-	-	246,833	-	-	(246,833)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	-	(2,092,000)	-	-	(2,092,000)
Additional proposed dividends	-	-	-	-	-	-	-	-	(2,768,592)	2,768,592	-	-

Balances at December 31, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,532,630	1,849	-	-	2,768,592	232,465	44,950,095

Payment of additional dividend for 2014	-	-	-	-	-	-	-	-	-	(2,768,592)	-	(2,768,592)
Prescribed equity instruments	-	-	-	-	-	-	-	-	494,001	-	-	494,001
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	5,079	-	(5,079)	-	-	-
Cancelation of treasury shares according to the Special Shareholders' Meeting (SGM) of 3/12/15	-	-	-	(112,107)	112,107	-	-	-	-	-	-	-
Capital increase – Special Shareholders’ Meeting of 04/28/15	15,812,000	-	-	-	-	-	-	-	-	-	-	15,812,000
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/28/15	-	-	-	(58,657)	-	-	-	-	-	-	-	(58,657)
Capital increase – Special Shareholders’ Meeting of 04/30/15	295,285	-	-	-	-	-	-	-	-	-	-	295,285
Direct costs on capital increase (net of taxes) according to the Special Shareholders Meeting of 04/30/15	-	-	-	(3,776)	-	-	-	-	-	-	-	(3,776)
Capital increase – Merger of GVTPart shares – Special Shareholders’ Meeting of 05/28/15	9,666,021	-	-	(1,188,707)	-	-	-	-	-	-	-	8,477,314
Dissenters' right – Acquisition of GVTPart.	-	-	-	-	(87,805)	-	-	-	-	-	-	(87,805)
Premium on acquisition of equity interest by TData	-	(4,940)	-	-	-	-	-	-	-	-	-	(4,940)
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	264,990	-	(206,997)	57,993
Net income for the year	-	-	-	-	-	-	-	-	3,420,249	-	-	3,420,249
Allocation of income:
Legal reserve	-	-	-	-	-	171,013	-	-	(171,013)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	-	(1,745,925)	-	-	(1,745,925)
Interim dividends	-	-	-	-	-	-	-	-	(270,000)	-	-	(270,000)
Expansion and Modernization Reserve	-	-	-	-	-	-	-	700,000	(700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	-	(1,287,223)	1,287,223	-	-

Balances at December 31, 2015	63,571,416	(75,388)	63,074	1,372,683	(87,805)	1,703,643	6,928	700,000	-	1,287,223	25,468	68,567,242

At 12.31.15
Outstanding shares (in thousands)												1,688,694
Equity value of Company shares												R$ 40.60

At 12.31.14
Outstanding shares (in thousands)												1,123,269
Equity value of Company shares												R$ 40.02

TELEFÔNICA BRASIL S.A.
Cash flow statements
Years ended December 31, 2015 and 2014 (In thousands of reais)

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14

Total cash generated by operating activities	7,548,893	8,485,411	9,897,205	9,384,219

Expenses (revenues) not representing changes in cash	12,266,042	10,900,855	15,638,355	12,058,587
Income before taxes	4,054,307	4,374,054	4,393,456	4,753,974
Depreciation and amortization	5,657,646	5,273,256	6,814,951	5,295,589
Foreign exchange gains (losses) on loans	(49,847)	96,036	613,927	96,036
Monetary gains (losses)	282,009	(2,437)	280,280	(4,990)
Equity pickup	(748,526)	(742,628)	(2,036)	(6,940)
Losses on write-off/sale of goods	45,545	39,662	66,029	37,934
Provision for impairment - accounts receivable	1,016,816	832,184	1,230,675	896,336
Provision for (reversal) of trade accounts payable	288,769	(198,477)	265,072	(234,967)
Provision (write-off and reversals of) for impairment - inventories	(36,012)	(25,458)	(35,692)	(29,062)
Pension plans and other post-retirement benefits	35,239	33,690	36,666	33,691
Provisions for tax, civil, labor and regulatory contingencies	877,645	546,191	993,508	546,204
Interest expense	785,852	662,944	919,908	662,944
Provision for divestiture	51,822	10,931	58,396	10,931
Provision for customer loyalty program	3,223	907	3,223	907
Other	1,554	-	(8)	-

Increase or decrease in operating assets and liabilities:	(4,717,149)	(2,415,444)	(5,741,150)	(2,674,368)
Trade accounts receivable	(1,573,764)	(1,791,735)	(1,841,659)	(1,859,857)
Inventories	(63,764)	36,556	(81,820)	54,876
Taxes recoverable	(432,587)	(219,466)	(616,012)	(235,559)
Prepaid expenses	88,621	61,296	111,288	59,463
Other current assets	4,883	(12,862)	(104,706)	30,561
Other noncurrent assets	33,351	33,062	(159,315)	29,612
Personnel, social charges and benefits	(164,768)	258,834	(169,220)	260,109
Trade accounts payable	175,444	496,976	103,346	539,136
Taxes, charges and contributions	(21,610)	618,024	78,436	617,886
Interest paid	(824,952)	(800,302)	(949,386)	(800,302)
Income and social contribution taxes paid	-	(520,740)	(397,070)	(782,860)
Other current liabilities	(1,076,328)	(531,236)	(992,525)	(538,693)
Other noncurrent liabilities	(861,675)	(43,851)	(722,507)	(48,740)

Total cash used 9n investing activities	(18,601,377)	(7,333,582)	(14,625,707)	(7,607,642)
Acquisition of property, plant and equipment and intangible assets	(5,688,877)	(7,504,464)	(6,792,895)	(7,535,011)
Proceeds from disposal of property, plant and equipment	19,688	19,856	19,902	21,128
Cash paid for acquisition of companies, net of cash acquired	(8,903,954)	-	(8,528,986)	-
Capital increase in subsidiary	(5,827,064)	-	-	-
Redemption of (investiments in) investments in guarantee	-	4,567	-	4,567
Redemption of (investment in) judicial deposits	13,224	(105,228)	(6,431)	(104,707)
Dividends and interest on equity received	1,102,911	251,687	8	6,381
Net payment of derivative contracts on acquisition of GVT	682,695	-	682,695	-

Total cash generated by (used in) financing activities	11,423,775	(3,627,824)	5,372,658	(3,627,824)
Payment of loans, financing and debentures	(2,279,518)	(1,563,272)	(8,710,567)	(1,563,272)
Loans and debentures raised	1,115,210	318,573	1,285,210	318,573
Payment net of derivative agreements	336,873	63,741	546,805	63,741
Payment for reverse split of shares	-	(245)	-	(245)
Dividend and interest on equity paid	(3,678,665)	(2,446,621)	(3,678,665)	(2,446,621)
Capital increase	16,107,285	-	16,107,285	-
Direct capital increase costs	(89,605)	-	(89,605)	-
Payment to dissenters' rights - shareholders	(87,805)	-	(87,805)	-

Increase (decrease) in cash and cash equivalents	371,291	(2,475,995)	644,156	(1,851,247)

Cash and cash equivalents at the beginning of the year	3,835,304	6,311,299	4,692,689	6,543,936
Cash and cash equivalents at the end of the year	4,206,595	3,835,304	5,336,845	4,692,689

Changes in cash and cash equivalents for year	371,291	(2,475,995)	644,156	(1,851,247)

TELEFÔNICA BRASIL S.A.
Statements of other comprehensive income
Years ended December 31, 2015 and 2014
(In thousands of reais)

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Net income for the year	3,420,249	4,936,659	3,420,249	4,936,659

Unrealized losses on investments available for sale	(1,870)	(7,643)	(1,870)	(7,643)
Taxes on unrealized losses on investments available for sale	636	2,599	636	2,599
	(1,234)	(5,044)	(1,234)	(5,044)

Gains (losses) on derivative transactions	227,167	335,169	227,167	335,169
Taxes on gains (losses) on derivative transactions	(77,236)	(113,958)	(77,236)	(113,958)
	149,931	221,211	149,931	221,211

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	21,679	(551)	21,679	(551)

Other net comprehensive income to be reclassified into income in subsequent periods	170,376	215,616	170,376	215,616

Actuarial gains (losses) and limitation effect of the surplus plan assets	408,628	(55,343)	401,500	(55,343)
Tax on actuarial gains (losses) and limitation effect of the surplus plan assets	(138,933)	18,817	(136,510)	18,817
	269,695	(36,526)	264,990	(36,526)

Gains (losses) on derivative transactions	(571,777)	-	(571,777)	-
Taxes on gains (losses) on derivative transactions	194,404	-	194,404	-
	(377,373)	-	(377,373)	-

Interest in comprehensive income of subsidiaries	(4,705)	-	-	-

Other net comprehensive income that shall not be reclassified to P&L for subsequent periods	(112,383)	(36,526)	(112,383)	(36,526)

Comprehensive income for the year, net of taxes	3,478,242	5,115,749	3,478,242	5,115,749

TELEFÔNICA BRASIL S.A.
Statements of value added
Years ended December 31, 2015 and 2014
(In thousands in reais)

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14

Revenues	46,382,330	44,917,406	54,401,532	47,302,732
Sale of goods and services	46,615,748	45,082,116	54,450,685	47,503,750
Other revenues	783,398	667,474	1,181,522	695,318
Provision for impairment of trade accounts receivable	(1,016,816)	(832,184)	(1,230,675)	(896,336)

Inputs acquired from third parties	(18,347,435)	(17,787,621)	(21,150,142)	(18,818,226)
Cost of goods and products sold and services rendered	(9,843,692)	(9,674,776)	(11,922,285)	(10,685,880)
Materials, electric energy, third-party services and other expenses	(8,523,931)	(8,101,062)	(9,218,942)	(8,125,895)
Loss/recovery of assets	20,188	(11,783)	(8,915)	(6,451)

Gross value added	28,034,895	27,129,785	33,251,390	28,484,506

Withholdings	(5,657,646)	(5,273,256)	(6,814,951)	(5,295,589)
Depreciation and amortization	(5,657,646)	(5,273,256)	(6,814,951)	(5,295,589)

Net value added produced	22,377,249	21,856,529	26,436,439	23,188,917

Value added received in transfer	4,512,403	2,611,959	4,730,701	1,990,326
Equity pickup	748,526	742,628	2,036	6,940
Financial income	3,763,877	1,869,331	4,728,665	1,983,386

Total undistributed value added	26,889,652	24,468,488	31,167,140	25,179,243

Distribution of value added	(26,889,652)	(24,468,488)	(31,167,140)	(25,179,243)

Personnel,social charges and benefits	(2,797,117)	(2,832,181)	(3,561,671)	(2,855,235)
Direct compensation	(1,951,530)	(2,039,202)	(2,498,009)	(2,055,234)
Benefits	(704,297)	(658,993)	(889,715)	(664,727)
Unemployment Compensation Fund (FGTS)	(141,290)	(133,986)	(173,947)	(135,274)
Taxes, charges and contributions	(14,443,130)	(12,563,110)	(16,374,999)	(13,241,637)
Federal	(4,528,902)	(3,016,423)	(5,356,192)	(3,579,958)
State	(9,839,881)	(9,483,392)	(10,818,524)	(9,496,466)
Local	(74,347)	(63,295)	(200,283)	(165,213)
Debt remuneration	(6,229,156)	(4,136,538)	(7,810,221)	(4,145,712)
Interest	(4,164,923)	(2,336,330)	(5,496,055)	(2,339,890)
Rental	(2,064,233)	(1,800,208)	(2,314,166)	(1,805,822)
Equity remuneration	(3,420,249)	(4,936,659)	(3,420,249)	(4,936,659)
Interest on equity	(1,745,925)	(2,092,000)	(1,745,925)	(2,092,000)
Dividends	(270,000)	-	(270,000)	-
Retained profit	(1,404,324)	(2,844,659)	(1,404,324)	(2,844,659)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group (“Group”), the telecommunications industry leader in Spain, also present in various European and Latin American countries.

At December 31, 2015 and 2014, Telefónica S.A.  (“Telefónica”), the Group holding company based in Spain, held a total direct and indirect interest in the Company, including treasury shares of 73.58% and 73.81%, respectively (Note 23).

The Company is listed in the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (“BM&FBovespa”). The Company is also listed in the Securities and Exchange Commission (“SEC”), of the United States of America, and its American Depositary Shares (“ADSs”) are classified under level II, backed only by preferred shares and traded in the New  York Stock Exchange (“NYSE”).

b) Operations

The Company is primarily engaged in rendering land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (“STFC”) and Multimedia Communication Service (“SCM”) authorization, respectively.  Also, the Company is authorized to render other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services), especially by means of DTH and cable technologies.

The Company is the grantee of an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), and has authorization for land-line calls originated in Regions I and II, as established in the General Service Concession Plan (“PGO”).

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22). The Company’s current STFC concession arrangement is valid until December 31, 2025.

GVT Participações S.A. (“GVTPart.”) is the controlling company of Global Village Telecom S.A. (“GVT”), companies that have been controlled by the Company since May 28, 2015 (Note 4). GVT is the direct controlling company of POP Internet Ltda. (“POP”) and indirect controlling company of Innoweb Ltda. (“Innoweb”), Brazil-based entities operating in the telecommunications industry.

GVT is engaged in the provision of STFC, SCM and pay-TV (SEAC) services throughout Brazil. POP is a provider of free Internet access. Innoweb provides telephone services using VoIP technology, which allows calls using the Internet at lower costs than those using conventional telephone technology, using dedicated circuits.

The Company operates SMP services, in accordance with the authorizations it has been given. Frequency authorizations granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”) may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contribution taxes, related to the application of the Basic and Alternative Service Plans (Note 22).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

In the auction for sale of the remaining radiofrequency bands of 1,800 MHz, 1,900 MHz and 2,500 MHz, held by ANATEL on December 17, 2015, the Company was the outbidder of seven 2,500MHz frequency lots, having offered the amount of R$185,450, as follows: lot E2 DDD11 Greater São Paulo - R$110,250; lot E18 DDD21 Greater Rio - R$55,000; lot E39 DDD48 Florianópolis and region - R$500; lot E43 DDD51 Greater Porto Alegre - R$16,690; lot E46 DDD54 Caxias do Sul and region - R$2,085; lot E51 DDD63 Palmas and region - R$400; and lot E58 DDD67 Dourados and region - R$525.

As such, the Company will increase its service rendering capacity using 4G technology in important regions of the Brazilian territory, with additional 10+10 MHz band, supplementing the 20+20Mhz band acquired in the 2012 bidding.

The amount payable and use terms shall observe the rules provided in the bidding notice and as defined by ANATEL.

In the auction for sale of national 700MHz frequency, held by ANATEL at September 30, 2014, the Company won lot 3 among the others offered lots. The Authorization Term signed with ANATEL was published in the Federal Official Gazette (“DOU”) on December 8, 2014.

The total amount of this license was of R$2,770,320, as follows:

▪  R$1,657,502 referring to the total 700 MHz license amount, paid on the date of signature of the Authorization Term.

▪  R$1,112,818 (transaction not affecting cash, adjusted to present value), referring to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction shall organize Entidade Administradora do Processo de Redistribuição e Digitalização de Canais de TV e RTV (“EAD”), which will be responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems. The funds for these procedures shall be transferred by the operators in 4 annual installments adjusted by IGP-DI.

▪  The amounts were recorded:  (i) in licenses in intangible assets, being amortized over the remaining license term established in the Authorization Term (Note 14) and; (ii) in authorization licenses in current and noncurrent liabilities, for the remaining balance payable (Note 22).

We set out below a summary of the authorizations for rendering SMP service granted to the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

License Expiration
Frequency	450 MHz	700 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2.5 GHz

Band	14 MHz	20 MHz	25 MHz	5 MHz	20 MHz	10 MHz	30 MHz	40 MHz

Operation area

Region 1
Rio de Janeiro	-	Dec/29	Nov/20 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Espírito Santo	-	Dec/29	Nov/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Amazonas. Roraima. Amapá. Pará and Maranhão	-	Dec/29	Nov/28 (1)	Apr/23	Apr/23	-	Apr/23	Oct/27

Minas Gerais (except Triângulo Mineiro)	Oct/27	Dec/29	Apr/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Minas Gerais (Triângulo Mineiro)	Oct/27	Dec/29	-	Apr/20 (10)	Apr/20 (10)	Apr/23 (3)	Apr/23 (9)	Oct/27

Bahia	-	Dec/29	Jun/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Sergipe	Oct/27	Dec/29	Dec/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Alagoas. Ceará. Paraíba. Pernambuco. Piauí and Rio Grande do Norte	Oct/27	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Region 2
Paraná (except Sector 20) and Santa Catarina	-	Dec/29	Apr/28 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Paraná sector 20 (5)	-	Dec/29	Apr/28 (1)	-	Apr/23	-	Apr/23	Oct/27

Rio Grande do Sul (except sector 30)	-	Dec/29	Dec/22 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Rio Grande do Sul (sector 30) (11)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Distrito Federal	-	Dec/29	Jul/21 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Goiás and Tocantins	-	Dec/29	Oct/23 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Goiás (sector 25) (7)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Mato Grosso	-	Dec/29	Mar/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Mato Grosso do Sul (except sector 22)	-	Dec/29	Sept/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Mato Grosso do Sul (sector 22) (6)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

Rondônia	-	Dec/29	Jul/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Acre	-	Dec/29	Jul/24 (1)	Apr/23	Apr/23	Apr/23 (3)	Apr/23	Oct/27

Region 3
São Paulo	Oct/27(4)	Dec/29	Ago/23 (1)	-	Apr/23	Apr/23 (3)	Apr/23 (9)	Oct/27

São Paulo (Ribeirão Preto. Guatapará and Bonfim Paulista)	Oct/27(4)	Dec/29	Jan/24 (1)	-	Apr/23	Apr/23 (3)	Apr/23	Oct/27

São Paulo (Franca area and region)	Oct/27(4)	Dec/29	Ago/23 (1)	-	Apr/23	Apr/23 (3)	Apr/23	Oct/27

São Paulo (sector 33) (8)	-	Dec/29	-	-	Apr/23	Dec/22 (2)	Apr/23	Oct/27

(1)     All authorization terms of bands A and B were already renewed for 15 years. Therefore, another renewal is not possible (completing 30 years of authorization).

(2)     The authorization terms of L band, which were related to bands A or B, were renewed for the same period.

(3)     L bands, which were realigned to J band, have the same renewal date of the latter (calculation of the realigned price observed this matter).

(4)     In São Paulo, only in cities with CN from 13 to 19, the Company has the 450MHz license, maturing on October 18, 2027.

(5)     Paraná – Sector 20 of PGO – cities of Londrina and Tamarana.

(6)     Mato Grosso do Sul – Sector 22 of PGO – city of Paranaíba.

(7)     Goiás – Sector 25 of PGO – cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.

(8)     São Paulo - sector 33 of PGO - cities of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

(9)     Abstract of Authorization Term No. 42/2008 (MG) and No.21/2008 (SP), published in DOU of 4/29/08 and also on 4/30/08, although  ANATEL considers 4/30/08 for control purposes, the Company conservatively considers 4/29/08.

(10)   Next Authorization Terms to be renewed  - E band (MG - Sector 3 - CTBC).

(11)   Rio Grande do Sul – sector 30 – cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu.

Service concessions and authorizations are granted by ANATEL, under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions is subject to supplementary regulations and plans.

c) Agreement between Telefónica S.A. and Telecom Itália, S.p.A.

We set out below a brief description of the event occurred in connection with the agreement between Telefónica and Telecom Itália, S.p.A. (“Telecom Itália”).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

TELCO S.p.A. (“TELCO”) had a 22.4% interest with voting rights in Telecom Itália, and is the largest shareholder of this company.

Telefónica holds indirect control in Telefónica Brasil and Telecom Itália holds an indirect interest in TIM S.A.  (“TIM”), a Brazilian telecommunications company. Neither Telefónica, nor Telefônica Brasil or any other affiliate of Telefónica interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest in relation to TIM operations in Brazil. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica entered into an agreement with the other shareholders of the Italian company TELCO whereby Telefónica subscribed and paid up capital in TELCO through a contribution of 324 million euros, receiving shares without voting rights of TELCO as consideration. As a result of this capital increase, the share capital of Telefónica with voting rights in TELCO remained unchanged, although their economic participation rose to 66%.  Thus, the governance of TELCO, as well as the obligations of Telefónica to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

On June 16, 2014, the Italian shareholders of TELCO decided to exercise their rights to request spin-off ensured by the Shareholders' Agreement of the company. This spin-off was approved by the Annual Shareholders’ Meeting of TELCO held on July 9, 2014, and is subject to prior authorization by relevant authorities, including CADE and ANATEL in Brazil.

On December 22, 2014 and March 12, 2015, ANATEL authorized TELCO’s spin-off, in a transaction impacting the swap transaction conducted with Vivendi S.A. (“Vivendi”). In the swap transaction agreed by and between Telefónica and Vivendi, Vivendi would exchange all its voting shares and part of its non-voting shares held in the Company for an indirect interest held by Telefónica in Telecom Itália, subject to certain conditions, such as prohibiting Vivendi to increase its interest in the Company.

The 61st ordinary session of CADE’s Trial Court, held on March 25, 2015, approved TELCO’s spin-off and the swap transaction agreed upon between Telefónica and Vivendi, subject to the execution of three concentration control agreements.

On June 24, 2015, the share swap transaction between Telefónica and  Vivendi was completed, through its subsidiary Société d’Investissements et de Gestion 108 SAS (“FrHolding108”), through which FrHolding108 transferred shares to Telefónica representing 4.5% interest in the Company in exchange for  1,110,000,000 shares representing 8.2% of the common shares of Telecom Itália, previously held by TELCO.

On July 29, 2015, after close of business on the New York Stock Exchange, Vivendi disposed of all the preferred shares of the Company, representing 4% of its share capital. On the same date, the share swap transaction between Telefónica and FrHolding108 was completed. A such, as from said date, FrHolding108 no longer holds any shareholding interest in the Company.

As a result of the above, Telefónica no longer held, directly or indirectly, any economic interest in TELCO at December 31, 2015.

d) Corporate Restructuring

The Company’s Special Meeting held on May 28, 2015, approved acquisition of all the shares issued by GVTPart. and 675,571 shares of GVT, as well as the incorporation of shares of GVTPart. by the Company. As a consequence of these acts, the Company became the sole shareholder of GVTPart. and indirect controlling company of GVT, POP and Innoweb.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

After concluding the aforementioned stages, the Company’s Board of Directors’ meeting held on September 22, 2015 analyzed the proposal of Corporate Restructuring involving the Company, its wholly-owned subsidiary (GVTPart.) and its indirect subsidiaries (GVT and POP), in such a way that at the end of the process, the services rendered by GVT that are not classified as telecommunication services will be centralized in POP and telecommunication services will be centralized in the Company.

Considering that in the implementation of the Corporate Reorganization all the companies involved are wholly-owned subsidiaries or indirect subsidiaries of the Company, there will not be right of retirement of the Company’s shareholders (on the terms of article 137 of Law No. 6404/76, as amended), since the operations provided for will not affect the shareholding structure and will not result in capital increase and issue of new shares of the Company.

ANATEL, in its Executive Board’s meeting held on November 4, 2015, granted the prior authorization for the Corporate Restructuring, subject to expected conditions compatible with those imposed in other similar transactions, whose content will be published by ANATEL in the DOU. The Company will make a supplementary communication, containing further details about the terms and conditions of the Corporate Restructuring, as well as the related notice convening the Company’s Special Meeting about the matter.

2)    BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

2.1) Statement of Compliance

The individual financial statements (Company) and the consolidated financial statements (Consolidated)  were prepared and are presented in accordance with the accounting practices adopted in Brazil, which comprise CVM standards and CPC pronouncements, in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). All significant information in the financial statements - and solely such information - is disclosed and corresponds to that used by management in its administration.

At the meeting held on February 15, 2016, the Executive Board authorized the issuance of these financial statements, which were ratified by the Board of Directors at a meeting held on February 19, 2016.

2.2) Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2015 and 2014 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when such valuations are required by IFRS.

These financial statements were prepared under various measurement bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property and equipment in operations, measurement of financial assets at fair value and under present value adjustment method, as well as non-financial assets acquired in a business combination, credit risk analysis in determining estimated impairment losses of trade accounts receivable, as well as the analysis of other risks in determining other provisions, including for contingencies. The book values of assets and liabilities recognized, which represent hedged items at fair value, which, alternatively, would have been recorded at amortized cost, are adjusted to state the variations in fair values attributable to the hedged risks.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent to the estimate process. The Company reviews its estimates at least on an annual basis.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Certain accounts in the tables of these notes to financial statements and the Statement of Value Added were reclassified so as to allow comparison of information for the years ended December 31, 2015 and 2014, as applicable.

To allow comparability of the consolidated financial statements for the years ended December 31, 2015 and 2014, the effects from consolidation of GVTPart. as from May 1, 2015 shall be considered.

In compliance with CVM Rule No. 565, of June 15, 2015, the Company reports, in Note 36, the pro forma consolidated income statements (not audited or not reviewed) for the years ended December 31, 2015 and 2014.

The Company declares that the consolidated financial statements are in compliance with the IFRS issued by IASB and also in accordance with the pronouncements, interpretations and guidelines issued by CPC in force as of December 31, 2015, which are the same followed by the financial statements at December 31, 2014, except for the new pronouncements, interpretations and amendments, of the following standards, amendments and interpretations published by IASB and IFRS Interpretations Committee (IFRIC), described below, which became effective for the year ended December 31, 2015:

IAS 19 Defined Benefit Plans: Employee Contributions – Amendments to IAS 19:   These amendments require that an entity consider contributions of employees or third parties in accounting for defined benefit plans. These amendments require that such contributions that are linked to the service be attributed to the periods of service as negative benefit. The amendments clarify that, if the amount of the contributions does not depend on the number of years of service, the entity is authorized to recognize such contributions, as service cost reduction in the period in which the service is rendered, instead of allocating these contributions to the periods of service. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of this amendments did not have any impact on the Company’s consolidated financial statements.

Annual improvements - 2010-2012 cycle:

•       IFRS 2 Share Based Payments: This amendment changed the definition of vesting relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

•       IFRS 3 Business Combinations: This amendment changed the subsequent accounting for contingent consideration in a business combination.  Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  This change is effective for new business combinations after July 1, 2014. The Company considered the application of these changes to the business combinations occurred upon acquisition of GVTPart. (Note 4).

•      IFRS 8 Operating Segments: These amendments are related to: (i) the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar; and (ii) the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

These amendments became effective as from July 1, 2014. Considering the fact that the Company and its subsidiaries operate in a sole operating segment, this amendment did not have any significantly impact on the Company's financial statements.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

•       IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarify that a revaluation can be made as follows: i) adjust the recorded gross amount of asset to market value or, ii) determine the market value and proportionally adjust the recorded gross amount so that the resulting recorded amount is equal to the market value. IASB also clarifies that the accumulated depreciation/amortization is the difference between the recorded gross amount and the asset's book value (i.e., the recorded gross amount – accumulated depreciation/amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation/amortization is eliminated so that the recorded gross amount and the book value is equal to the market value. Amendments become effective as from July 1, 2014 on a retrospective basis. Considering that the revaluation of fixed or intangible assets is not allowed in Brazil, the application of the amendments to this amendment did not have any impact on the Company's financial statements.

•       IAS 24 Related Party Disclosures: The amendment to this standard clarifies that a management entity of other entity that provides key personnel for provision of management services is a subject related to related party disclosures. Additionally, an entity that used a management entity shall disclose the expenses incurred with management services. Amendments become effective as from July 1, 2014 on a retrospective basis. The application of this amendment did not affect significantly the Company’s related party disclosures.

Annual improvements - 2011-2013 cycle:

•       IFRS 3 Business Combinations: The amendments to this standard clarify that joint arrangements  (and not only joint ventures) are not included in the application of IFRS 3. The amendments are effective on or after July 1, 2014 on a prospective basis. The application of these amendments did not have any significant impact on the Company’s consolidated financial statements.

•       IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts.  The amendment is effective as from July 1, 2014. The application of this amendments did not have a significant impact on the Company’s consolidated financial statements.

•       IAS 40 Investment Property: Amendment to this standard clarifies the relationship between IFRS 3 and IAS 40 for classification of property as investment property or property occupied by owner. The description of ancillary services determined in IAS 40, which provides a difference between investment property and owner of occupied property (IFRS 3) is used to determine whether the operation refers to the purchase of an asset or a business combination. This amendment entered in force as from July 1, 2014 on a prospective basis. The application of this amendment did not have any significant impact on the Company’s consolidated financial statements.

On the date of preparation of these financial statements, the following IFRS amendments had been published; however, their application was not compulsory:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Standards and Amendments to Standards	Effective as from

Annual improvements to IFRS Cycle 2012 to 2014 include:	January 1, 2016

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, amended

IFRS 7 Financial Instruments: Disclosures (Financial Instruments: Disclosures) amended.

IAS 19 Employee Benefits, amended (Discount rate: regional market issue)

IAS 34 Interim Financial Reporting, amended.

IAS 1 Disclosure Initiative, amended.	January 1, 2016

IFRS 10. 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, amended.	January 1, 2016

IFRS 11 Accounting for Acquisitions of Interest in Joint Operations, amended.	January 1, 2016

IFRS 14 Regulatory Deferral Account, issued.	January 1, 2016

IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization. amended.	January 1, 2016

Amendments to IAS 27 Equity Method in Separate Financial Statements, amended.	January 1, 2016

IFRS 9 Financial Instruments, issue of final draft	January 1, 2018

IFRS 15 Revenue from Contracts with Customers, issued.	January 1, 2018

IFRS 16 Leases, issued.	January 1, 2019

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory. Based on the analyses made to date, the Company estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018. In addition to this, IFRS 16 requires a company to report on the balance sheet lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). Therefore, changes introduced by IFRS 16 are likely to have a significant impact in the Company’s financial statements.

2.3) Basis for consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries at December 31, 2015 and 2014. Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting these returns through the power exercised in relation to the investee.

Specifically, the Company control an investee if, and only if, it has: i) power in relation to the investee (i.e., existing rights that ensure to it the current capacity of directing investee’s activities); ii) exposure or right to variable returns based on its involvement with the investee; and ii) the capacity to use its power in relation to investee to affects the results.

Generally, there is the assumption that the majority of voting rights results in control. In order to support this assumption and when the Company has less than the majority of voting rights or similar rights of an investee, the Company considers all relevant facts and circumstances in evaluating whether it has power in relation to an investee, including: i) the contractual agreement with other parties holding voting rights of the investee; ii) rights originated in contractual agreements; and iii) voting rights and potential voting rights of the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The Company evaluates whether it exercises control or not of an investee if facts and circumstances indicate that there are changes in one or more of the three control elements. Consolidation of a subsidiary begins when the Company obtains control in relation to the subsidiary and ends when the Company stops exercising the referred to control. Assets, liabilities and P&L of a subsidiary acquired or disposed of in the year are included in the consolidated financial statements as from the date on which the company obtains control until the date the company no longer exercises control over the subsidiary.

At December 31, 2015 and 2014, the Company held interest in the following companies:

		% of interest
Investees	Type of Investment	At 12/31/2015	At 12/31/2014	Country (Headquarters)	Main activities
Telefônica Data S.A. ("TData")	Wholly-owned subsidiary	100.00%	100.00%	Brazil	Telecommunications

GVT Participações S.A. ("GVTPart.") (Note 4)	Wholly-owned subsidiary	100.00%	-	Brazil	Telecommunications

Aliança Atlântica Holding B.V. ("Aliança")	Jointly controlled subsidiary	50.00%	50.00%	Netherlands	Holding company operating in the telecommunications sector

Companhia AIX de Participações ("AIX")	Jointly controlled subsidiary	50.00%	50.00%	Brazil	Development of subterranean telecommunications network

Companhia ACT de Participações ("ACT")	Jointly controlled subsidiary	50.00%	50.00%	Brazil	Technical support for telecommunication networks

Interests held in subsidiary or jointly-controlled entity are measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in jointly-controlled entities are measured under the equity method in the consolidated financial statements.

3)   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

These are maintained in order to meet short-term cash commitments and not for investment or other purposes. The Company and subsidiaries consider cash equivalents a short-term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value. Short-term investments are qualified as cash-equivalent when redeemable within 90 days (Note 5).

b) Trade accounts receivable, net

These are evaluated by the value of the services provided in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed until balance sheet date, as well as other trade accounts receivable related to the sale of cellphones, SIM cards, accessories and rent of IT equipment (TData’s “Soluciona TI” product). The estimated impairment losses are set up at sufficient amounts to cover any losses and consider mainly the expected default (Note 6).

c) Inventories

These are evaluated and presented at the average acquisition cost or by the net realizable value, whichever is lower. These include cellphones, SIM cards, prepaid cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 7).

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually commercialized by the Company within a reasonable period of time.

d) Prepaid expenses

These are stated at amounts effectively disbursed referred to services contracted by not incurred yet. Prepaid expenses are allocated to P&L to the extent that related services are rendered and economic benefits obtained (Note 10).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

e) Investments

The Company’s investments in investees (subsidiaries or jointly-controlled entities) are accounted for using the equity method in the individual financial statements. In the consolidated financial statements investments in subsidiaries are fully eliminated and investments in jointly-controlled entities are stated by the equity method without being eliminated.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant  activities call for unanimous agreement by the parties sharing control.

Based on the equity pickup method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest.

The income statement reflects the portion of P&L from operations in investees.

When changes are directly recognized in the investees' equity, the Company will recognize its portion in variations occurred, as well as record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is need to recognize additional impairment of its investment in investees.  At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their book value, and recognizes the amount in P&L.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at this moment, at fair value. Any difference between the investees’ book value by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in P&L.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its subsidiaries were eliminated.

Foreign exchange variations in Aliança’s equity (jointly-controlled entity) are recognized in the Company’s equity in other comprehensive income (“Difference of conversion of investments abroad”, Note 23).

f) Property, plant and equipament, net

Property, plant and equipament are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately expensed, under the accrual method of accounting. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful life and depreciation.  Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized.

All the other repair and maintenance costs are recognized in the income statement as incurred.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 19) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight-line method over the useful life of assets, at rates that take into account the estimated useful lives of assets based on technical analyses. The assets’ residual values, useful life and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful life in terms of depreciation rates, which is reviewed annually by the Company is stated in Note 13.

Property and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off of assets (measured as the difference between the net disposal proceeds and the net book value of the asset) are recognized in the income statement in the year when the asset is written off.

Following is a brief description of the main fixed asset items, note 13:

•       Switching equipment:  This includes switching centers and control, gateway, platforms and other switching equipment.

•       Equipment and transmission media  These include base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other equipment and transmission means.

•       Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.

•       Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.

•       Other fixed asset items:  These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.

g) Intangible assets, net

Intangible assets acquired separately are measured at cost upon their initial recognition.  The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the income statement for the year in which it is incurred.

The useful life of intangible assets is considered finite or indefinite.

•       Intangible assets with finite useful lives are amortized over their economic useful lives under the straight-line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

•       Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Otherwise, changes in useful life – from indefinite to finite - are made on a prospective manner. Goodwill generated upon investment acquisition is treated as intangible assets of indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the book value of the asset, and recognized in the income statement on disposal.

Following is a brief description of the key intangible asset items with finite useful lives, Note 14:

•       Software: This includes licenses of software used for operational, commercial and administrative activities of the Company.

•       Customer portfolio: This includes intangible assets acquired through business combination, recorded at fair value at acquisition date.

•       Trademarks:  These include intangible assets acquired through business combination, recorded at fair value at acquisition date.

•       Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations, recorded at fair value at acquisition date.

h) Leases

Characterization of a contract as commercial leasing is based on substantive aspects related to use of an asset or specific assets, or still to the right of using a certain asset, on the date of beginning of its execution.

Finance lease agreements: By means of these agreements, the Company obtains substantially all risks and rewards referring to the property of the leased item. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable. Payments of finance lease agreements are allocated to financial charges and reduction of finance lease liabilities in order to obtain constant interest rate on the outstanding liability balance.  Implicit interest recognized in liabilities is allocated to the income statement over the lease term using the effective interest rate method.

Financial lease assets are depreciated according to their estimated useful lives or the lease term, whichever is shorter.

•       As lessee: transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value. (Note 13e).

•       As lessor: Lease of IT equipment (Soluciona TI product) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable (Note 6).

The difference between the nominal amount of lease payments and booked accounts receivable/payable is recognized as finance income/expenses using the effective interest rate method over the lease term.

Operational lease: These are lease agreements where lessor holds a significant portion of risks and rewards, whose effects are recognized in P&L for the year over the contractual term.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

i) Analysis of the recoverability of non- financial assets

The Company annually reviews the net book value of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net book value exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net book value to the recoverable amount.

The recoverable amount of an asset or a cash generating unit is defined as the higher of value in use and net sales value.

Upon estimation of the value in use of an asset or cash-generating unit, estimated future cash flows are discounted at present value using a discount rate based on the capital cost rate (The Capital Asset Pricing Model – CAPM) before taxes, which reflects the weighted average cost of capita and specific risks of the asset or cash-generating unit (CGU).

Whenever possible, the net sale value is determined based on a firm sale agreement executed on an arm’s length basis between knowledgeable and interest parties, adjusted by expenses attributable to the sale of assets or, when there is no firm sale agreement, based on the market price of an active market, or on the latest transaction price involving similar assets.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

•       Goodwill: Goodwill is tested for impairment annually at the reporting date or before that when circumstances indicate that the carrying value may be impaired. Where the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

•       Intangible assets: Intangible assets with indefinite useful life are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

•       Determination of value in use: The key assumptions used to estimate value in use are:

Revenues:  Revenue is projected considering the growth in customer base, the evolution of market revenue in view of GDP and the Company’s share in this market.

Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth; and

Capital investments:  Investments in capital goods were estimated considering the technological infrastructure necessary to enable the provision of services.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by Company management.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2015 and 2014, since their estimated market value is greater than the net carrying amount as of the estimation date.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition-date fair value, and the fair value of any noncontrolling interests in the acquiree.

For each business combination, the Company measures noncontrolling interests in the acquiree either at its fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition is recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event of a business combination in stages, the ownership interest previously held in the acquiree’s capital is remeased at fair value on the date control is acquired, and any impacts are recognized in the income statement.

Any contingent portion to be transferred by the acquirer will be recognized at fair value on acquisition date.  Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the income statement or in other comprehensive income. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.

Goodwill is initially measured as transferred payment exceeding amount in relation to acquired net assets (identifiable net assets acquired and liabilities assumed).  If consideration is lower than fair value of acquired net assets, the difference must be recognized as gain in the income statement.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial instruments – initial recognition and subsequent measurement

K.1) Financial assets

Initial recognition and measurement

Financial assets are initially classified as financial assets at fair value through profit or loss, loans and receivables, investments held to maturity, financial assets available for sale or derivatives classified as effective hedge instruments, as applicable.  The Company determines the classification of its financial assets upon initial recognition, as they become part of the instrument’s contractual provisions.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

All financial assets are initially recognized at fair value, plus, in the case of investment that is not determined at fair value through profit or loss, the transaction cost that are directly attributable to the acquisition of the financial asset.

Sales and purchases of financial assets that involve delivery of assets within a time frame established by regulation or in the marketplace concerned (regular way purchases) are recognized on the transaction date, i.e., the date on which the Company commits itself to purchasing or selling the asset.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, which can be as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if acquired to be sold within short term. This category includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard.  Financial assets at fair value through profit or loss are stated in balance sheets at fair value with their corresponding gains or losses recognized in P&L.

Loans and receivables:  these refer to non-derivative financial assets with fixed or determinable payments, however not traded in an active market.  After initial measurement, these financial assets are stated at amortized cost, using effective interest rate method, less impairment, where applicable.  Amortized cost is calculated taking into account any discount or “premium” on acquisition and fees or costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L.

Investments held to maturity: Non-derivative financial assets with fixed or determinable payment and fixed maturity date are classified as held to maturity when the Company shows intention and financial capacity to hold them up to maturity. After their initial recognition, investments held to maturity are measured at amortized cost using the effective interest rate method, less impairment losses, where applicable.  The amortized cost is calculated taking into consideration any discount or “premium” upon acquisition as well as the fees and costs incurred. Amortization of effective interest rate method is included in the financial income line in P&L, as applicable. The Company did not record investments held to maturity for the years ended December 31, 2015 and 2014.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables; (ii) investments held to maturity; or (iv) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt instruments in this category are those which are intended to be held for an indefinite period and can be sold to meet liquidity needs or in response to changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses being recognized directly in other comprehensive income until such time as the investment is written off, except for impairment losses , interest calculated using the effective interest rate method and gains or losses due to exchange variations on monetary assets, which are  recognized directly in the income statement for the year.

When the investment is written-off or when a loss is determined due to impairment, the cumulative gains or losses which were previously recognized in other comprehensive income should be recognized in the statement of income.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate at financial statements date. Changes in fair value attributable to translation differences that result from a change in amortized cost of the asset are recognized in the income statement, and other variations are recognized directly in equity.

Derecognition (write-off):

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

•       The rights to receive the cash flows from the asset have expired;

•       The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the Company continues to recognize a financial asset to the extent of its continuing involvement in the financial asset.

k.2) Impairment of financial assets

The Company and its subsidiaries evaluate at balance sheet date if there is any objective evidence indicating that the financial asset or group of financial assets is not recoverable.  A loss only exists if, and only if, there is an objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset (a “loss event” occurred) and such event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reasonably estimated.

Evidence of impairment loss may include indication that the borrowing parties are going through significant financial hardship. The probability that they will go bankrupt or other financial reorganization, that there will be default or late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

Financial assets at amortized cost

The Company and its subsidiaries initially assess individually if there is clear evidence of impairment loss of each financial asset that is individually relevant, or in group for financial assets that are not individually significant. If the Company concludes that there is no evidence of impairment loss for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics which is then assessed collectively for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in any joint assessment of impairment.

When there is clear evidence of impairment, the amount of the loss is measured as the difference between book value of asset and the present value of estimated future cash flows (less expected future credit losses not yet incurred). The present value of estimated future cash flows is discounted at the original effective interest rate for the financial asset.

The carrying amount of an asset is reduced by a provision and the loss amount is recognized in the income statement. Loans together with the provision are written-off when there is no realistic prospect of their future recovery and all guarantees have been realized or transferred to the Company or its subsidiaries. If, in a subsequent year, estimated impairment increases or decreases due to an event after impairment recognition, impairment loss previously recognized will be adjusted accordingly. Should a written-off asset be recovered in the future, such recovery is recognized in the income statement.

Financial instruments available for sale

The Company and its subsidiaries assess  at the balance sheet date whether there is objective evidence that an investment is impaired.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

For investment in securities classified as available for sale, objective evidence include a significant and prolonged loss in fair value of investments, below their book value.

When there is evidence of impairment loss, the accumulated loss, measured by the difference between acquisition cost and the current fair value, less impairment loss are recognized directly in P&L, is reclassified from equity to P&L.  Increases in their fair value after impairment are recognized directly in other comprehensive income.

As for debt securities classified as available for sale, impairment loss is determined based on the same criteria used for financial assets at amortized cost. However, the impairment amount recorded is the cumulative loss measured by the difference between amortized cost and the current fair value, less any impairment loss in the investment previously recognized in the income statements.

Subsequently, interest is computed at the effective interest rate used to discount future cash flows for impairment of asset book value. Interest income is recorded as financial income.

 When, in a subsequent year, the fair value of a debt instrument increases, and this increase can be objectively related to an event occurred after the recognition of the impairment loss in the income statements, the impairment loss is not reversed.

k.3) Financial liabilities

Initial recognition and measurement

Upon initial recognition, the Company’s financial liabilities are classified in the following categories:   financial liabilities measured at fair value through profit or loss, loans and financing, accounts payable or derivatives classified as hedging instruments, as the case may be.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The financial liabilities of the Company and its subsidiaries include trade accounts payable, loans and financing and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Financial liabilities at fair value through profit or loss: These include financial liabilities designated upon initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted by the Company which do not meet the hedge accounting criteria set out by the corresponding standard.

In the years ended December 31, 2015 and 2014, the Company and its subsidiaries did not record any liability at fair value through profit or loss upon initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate amortization process.

Derecognition (write-off):

A financial liability is derecognized when the liability has been revoked, cancelled or expired.

When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the income statement.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

k.4) Financial instruments - net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

l) Derivative financial instruments and hedge accounting

The Company and its subsidiaries use derivative financial instruments, such as currency and interest rate swap to hedge against exchange variation risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, being subsequently revalued also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the income statement, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

For the purpose of hedge accounting, hedges are classified as:  cash flow hedges and fair value hedges.

At the inception of a hedge relationship, the Company and its subsidiaries formally designate and document the hedge relationship to which they wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the nature of the risks excluded from the hedge, the prospective statement of hedge effectiveness and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

As for cash flow hedges, the hedge relationship documentation also includes the highly probable forecast nature of the transaction as well as the periods expected to transfer gains or losses arising from hedge instruments from equity to the income statement. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company’s contracts are classified as cash flow hedges when they protect from changes in cash flows that are attributable to a particular risk associated to a recognized liability that may affect the result of operations, and as fair value hedges when they protect from changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk and may affect the result of operations.

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the income statement.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gain or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the income statement when the hedged transaction affects P&L, for example, when the hedged financial income or expenses are recognized or when a sale occurs. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial book value of the non-financial assets and liabilities.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

The Company and its subsidiaries use forward exchange contracts to hedge against their exposure to the currency risk related to forecast future highly-probable transactions and firm commitments.

Fair value hedges

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the income statement, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method.  The effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Classification into current and noncurrent

Derivative financial instruments are classified as current and noncurrent or segregated into short and long term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as economic hedge (and does not apply hedge accounting), for a period in excess of 12 months after balance sheet date, the derivative is classified as noncurrent (or segregated into current and noncurrent portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and noncurrent portions only when amounts can be reliably allocated.

m) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place i) in the principal market for the asset or liability; or ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The Company must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their economic best interest.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset, or selling it to other market participant that would also make best use of the asset.

The Company uses valuation techniques appropriate for the circumstances and for which there is sufficient data for fair value measurement, maximizing the use of relevant available information and minimizing the use of unavailable information.

All assets and liabilities that are measured or disclosed at fair value in the financial statements are classified within the fair value hierarchy, as described below, based on the lowest level input that is significant to the overall fair value measurement:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable; and

Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recurrently recognized in the financial statements, the Company  determines whether there were transfers between the hierarchy level, revaluating the classification (based on lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

For the purposes of fair value disclosures, the Company determined classes of assets and liabilities based on the nature, characteristics and risks of assets or liabilities and the fair value hierarchy level, as mentioned above.

For the year ended December 31, 2015, there were no transfers between Level 3 and Levels 1 and Level 2 fair value assessments.

n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a period of time of over 18 months to get ready for its intended us or sale form part of the cost of that asset.

All other borrowing costs are expensed in the period they are incurred. Borrowing costs include interest and other costs incurred by an entity in connection with the borrowing of funds.

In 2015 and 2014, the Company and its subsidiaries did not capitalize amounts related to borrowing costs.

o) Interest on equity and dividends

Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividend; however, this is deductible for income tax calculation purposes. The amount due accrued by the Company in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividend. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provisions in current liabilities).  Dividend in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, is recorded in equity as proposed additional dividend. After approval by the shareholders’ meeting, dividend in excess of mandatory minimum dividend is transferred to current liabilities, starting to represent a legal obligation.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

p) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made.  Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency.

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory legal claims

The Company is party to labor, tax, civil and regulatory administrative and legal proceedings and set up a provision for contingencies whose likelihood of loss was estimated as probable. The assessment of the likelihood of loss includes an analysis on available evidence, the hierarchy of laws, available case law, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal advisors. Provisions are reviewed and adjusted considering changes in existing circumstances, such as the applicable statutes of limitation, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

These costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value (Note 4).

q) Taxes

Current taxes

Current tax assets and liabilities of current and prior years are measured at the estimated amount recoverable from or payable to the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at year end. In the balance sheet, current taxes are presented net of prepayments throughout the year.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity.  Management periodically assesses the tax position of situations in which tax regulation requires interpretation, and sets up provisions therefor when appropriate.

Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their book value.

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences, and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or tax income or loss on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (and tax law) published as of year-end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, irrespective of the expectation for their realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction in which deferred tax was originated, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset tax asset against tax liability and deferred taxes relate to the same taxpaying entity and subject to the same tax authority.

Sales taxes

Revenue from services rendered is subject to State Value-Added Tax (ICMS) or Service Tax (ISS) at the rates in force in each area and to PIS and COFINS taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepayments or recoverable amounts are stated in current or noncurrent assets, based on their estimated realization.

Law No. 12973/14

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

On May 13, 2014, Law No, 12973/14 was published, resulting from the signing into law of Provisional Executive Order (MP) No. 627/13. This law regulates the tax effects stemming from the alignment of the Brazilian accounting standards with the international standards defined by the IFRS, and ceases the Transition Tax Regime (RRT) set forth by Law No. 11941/09 and its mandatory application to all companies from January 1, 2015.

Revenue Procedure No. 1499, of October 15, 2014, published in the Brazilian Official Gazette (DOU) on October 16, 2014, determined that the December 2014 DCTF – Federal Tax Debt and Credit Return will be the base for expressing the adoption, for calendar year 2014, of the rules contained in articles 1, 2 and 4 to 70 or rules set forth in articles 76 to 92 of Law No. 12973, of May 13, 2014.

With the aim of regulating tax procedures established by Law No. 12973/14, on July 27, 2015 was enacted IN RFB No.1575 amending the IN RFB No. 1515/2014 on the disclosure of the differences between the corporate accounting and tax accounting.

The addition or exclusion adjustments to the taxable income related to the differences between the criteria for evaluation of existing assets and liabilities between tax accounting and corporate on the date of the initial adoption of Law No. 12973/14 disciplined in IN RFB No. 1515/14, seeks fiscal neutrality and, therefore, these differences should now be controlled in different financial subaccounts.

The Company’s option was reported to the Brazilian IRS in the August 2014 DCTF, filed in October 2014, which can be changed or adjusted in the December 2014 DCTF.

r) Other assets and liabilities

Assets are recognized in the balance sheet when it is likely that their future economic benefits will flow to the Company, and their cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, the settlement of which is likely to generate an outflow of economic benefits.

Assets and liabilities are presented in the balance sheet classified as current or noncurrent.

An asset is classified as current when: i) it is expected to be realized or is intended to be sold or used in the ordinary operational cycle; ii) it is mainly held for trading purposes; iii) it is expected to be realized within 12 months from the reporting period; or iv) cash and cash equivalents, unless there are restrictions upon exchange thereof, i.e., when it is used to settle a liability within 12 months after the reporting period. All other assets are classified as noncurrent.

A liability is classified as current when: i) it is expected to be settled in the ordinary operational cycle; ii) it is mainly held for trading purposes; iii) It is expected to be settled within 12 months from the reporting period; or iv) there is no unconditional right to defer settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to their present value when the effect on the overall financial statements is considered significant. The present value adjustment is calculated using contractual cash flows and the explicit, and sometimes implicit, interest rates of the respective assets and liabilities.

Accordingly, the interest rate embedded in revenues, expenses and related costs is discounted, so that these assets and liabilities are recognized on an accrual basis.  This interest is subsequently reallocated to financial income and expenses in P&L through use of the effective interest rate method in relation to contractual cash flows. Implicit interest rates were determined based on assumptions, and accounting estimates are considered.

t) Government grants and assistance

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Government grants are recognized when there is reasonable certainty that the benefit will be received and that all the related conditions will be met. When the benefit refers to an expense item, it is recognized as revenue along the benefit period, on a systematic basis in relation to the costs the benefit it intends to offset.

When the Company receives non-monetary grants, the asset and the grant are recorded at nominal amounts and released to the income statements over the expected useful life of the asset by equal annual installments. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the applicable accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

The financing lines with the Brazilian Development Bank (BNDES), with interest rates not exceeding those prevailing in the market, under the scope of IAS 20/CPC 7, are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed upon is accounted for as deferred revenue (Note 20).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods, and are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and rewards have been substantially transferred to the buyer and when specific criteria have been met for every activity of the Company.

Consolidated revenues of the Company comprise basically telecommunication services regarding voice, data, TV and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration for network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on an accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date are recognized in the month in which the service is provided.

Revenues related to public phone cards sales are deferred and recognized in the income statement based on the estimated usage of cards.

Revenues from equipment lease contracts classified as finance lease agreement (TData’s Soluciona TI product) are recognized in installation of equipment upon effective transfer of risk.  Revenue is recognized at present value of future minimum payments provided for in the contract.

Revenues from services are basically subject to the following indirect taxes: ICMS or ISS (as applicable), PIS and COFINS.

Recognition of revenue and cost from sales of goods

Revenues and cost of sales (mobile phones, simcards and accessories) are recorded when risks and rewards inherent in such goods are transferred to buyer.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Sales made in own stores are recognized upon sale to end consumer. Revenues and costs of sales made by dealers are recognized in the P&L when the device is activated, limited to 90 days after the date of sale.

Customer loyalty program

The Company has a loyalty points program that enables customers to accumulate points when they pay bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value.  The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The portion of revenue related to the fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, expiration percentage and cancellation of points, among others. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions.

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criterion that is most adequate to each situation Total revenue generated by the package sale is distributed among its elements, based upon their relatives fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

v) Financial income (expenses)

These include interest, and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest-yielding financial assets classified as available for sale, interest income or expense is recognized using the effective interest rate method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net book value of the financial asset or liability.

w) Post-retirement benefit plans

The Company individually sponsors pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation for the defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately-held supplementary pension plan entity. Plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the income statement are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to P&L.

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

x) Significant accounting judgments, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of these financial statements were based on objective and subjective factors, considering management’s judgment for determining the adequate amounts to be recorded in the financial statements.

Settlement of transactions involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the probabilistic treatment inherent to the estimate process.

Significant assumptions concerning sources of uncertainty in future estimates and other significant sources of estimation uncertainty at the balance sheet date, involving a significant risk of causing a material adjustment to the carrying amount of assets and liabilities,  are as follows:

Impairment of non-financial assets

An impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. The calculation of fair value less cost to sell is based on information available on transactions for sale of similar assets or market prices less additional costs to dispose of the asset.  The calculation of value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for extrapolation purposes.

The Company periodically analyses the performance of the defined cash generating unit in order to identify a possible impairment of goodwill and its other assets. Determination of the recoverable value of the cash generating unit to which goodwill is attributed includes use of assumptions and estimates and requires use of significant accounting judgment and criterion.

Post-retirement benefit plans

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, expected rates of return on assets, future salary increases, mortality rates and future increases of pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases and pension increases are based on expected future inflation rates for the country.

Fair value of financial instruments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods are based on those adopted in the market, whenever possible. However, when this is not feasible, certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

Property and equipment and finite-lived intangible assets

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Where impairment is identified in the amount of tangible and intangible assets, an adjustment to such amount is recorded in the income statement for the period. The need to record impairment loss is determined by means of estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

Revenue recognition  – Customer Loyalty Program

The Company estimates the fair value of points attributed under the customer loyalty program by applying statistic techniques. Inputs for the model include assumptions about expected redemption rates, the mix of products that will be available for future redemption and customers’ preference in relation to points use.   Since issued points do not expire, these estimates are subject to significant uncertainties.

Agreements combining more than one element

The fair value determination of each element in a multiple element agreement requires complex estimates given the nature of the business. A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company set up provisions, based on reasonable estimates, for the possible consequences of audits by tax authorities in respective jurisdictions in which it operates. The amount of these provisions is based on various factors, such as past tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The Company evaluates the recoverability of deferred tax asset based on estimates of future profits. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, settlement of which requires an outflow of resources rated as probable and can be reliably estimated. This obligation can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as of the closing date, including the opinion of independent experts, such as legal advisers.

y) Functional and reporting currency

The Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the exchange rate in force as of the date the transaction. Assets and liabilities denominated in foreign currencies are translated using the exchange rate of balance sheet date. The exchange rate variations arising from transactions in foreign currencies are recognized in P&L as financial income or expenses. Gains and losses on the translation of foreign investments are recognized in the statement of comprehensive income.

z) Translation of transactions denominated in foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency (real) at the exchange rate (fx rate) in force as of the transaction date and subsequently re-measured based on the fx rate effective as of the reporting date. Gains and losses resulting from the translation of these assets and liabilities due to exchange rate variation between transaction date and period end are recognized in the income statement.

aa) Employee profit sharing

The Company has obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated based on qualitative and quantitative goals set by management and accounted for in specific accounts according to their function in groups of Cost of services, Selling expenses and General and administrative expenses.

ab) Share-based payments

The Company measures the cost of transactions settled with employees and officers based on shares issued by parent company Telefónica S.A., by reference to the fair value of the shares at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

ac)  Treasury shares

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Own equity instruments that are repurchased (treasury stock) are recognized at cost and deducted from equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

ad) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-taking professional in decisions on how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that : (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

ae) Statement of cash flows and statement of value added

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 – Statement of Cash Flows using the indirect method, and reflects the changes in cash for the years reported.

In relation to the acquisition of the 700MHz licenses on December 8,  2014, in the total amount of  R$2,770,320, the amount of  R$1,112,818 did not have a cash effect for the year ended December 31, 2014, considering that it will be paid in installments. The total amount paid in 2015 was R$370,379.

The statement of value added (SVA) is shown as supplementary information, in compliance with Brazilian Corporation Law and was prepared in accordance with CPC09 – Statement of value added. The purpose of the statement of value added is to disclose the wealth generated by the Company during the year and the wealth distribution among its stakeholders.

4)  ACQUISITION OF GVT PARTICIPAÇÕES S.A. (“GVTPart.”)

Pursuant to and for the purposes of CVM Rule No. 358/02, the Company informed the market that its Special Shareholders’ Meeting (“AGE”) held on May 28, 2015 approved the ratification of the Stock Purchase Agreement and Other Covenants executed by the Company, in the capacity of “Buyer”, and Vivendi and its subsidiaries (Société d’Investissements et de Gestion 108 SAS - “FrHolding108” and Société d’Investissements et de Gestion 72 S.A.), in the capacity of “Sellers”, whereby all the shares issued by GVTPart were acquired by the Company.

Payment for acquisition of GVTPart shares was made as follows:

•       €4,663 million paid in cash after contractual adjustments for net debt assumed on the execution date; and

•       Company-issued shares delivered to FRHolding108 as a result of the merger of GVTPart shares by the Company, representing 12% of the Company’s capital stock after the merger of shares.

As a result of the merger of GVTPart shares, the Company’s capital increased by R$9,666,021, with the issuance of 68,597,306 common shares and 134,320,885 preferred shares, all registered, no-par value shares, based on the economic value of merged shares calculated using the discounted cash flow method and on the appraisal report on GVTPart’s economic value prepared by an expert firm, in conformity with article 252, paragraph 1, together with article 8, of Law No. 6404/76.  The difference between the economic value of merged shares and the market value of shares issued on the transaction closing date was recognized in “Other Capital Reserves”, in the amount of R$1,188,707.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

This transaction was subject to obtaining of applicable corporate and regulatory approvals, including from CADE and ANATEL, further to other conditions usually applicable to this type of transaction. The transaction was approved by ANATEL under Act No. 448 of January 22, 2015 and published in the Official Federal Gazette (“DOU”) on January 26, 2015, and by CADE at the 61st ordinary session of its Trial Court, held on March 25, 2015, and published in the Official Federal Gazette  (“DOU”) on March 31, 2015.

Once the acquisition transaction was completed on May 28, 2015, the Company has held direct interests in GVTPart and indirect interests in GVT. GVTPart. is headquartered in Brazil as its business purpose includes participation in other companies, whether national or foreign, as partner, shareholder or member. Its direct subsidiary (GVT) provides land-line telephone, data, multimedia communication and pay-TV services throughout the Brazilian territory.

Under IFRS 3 (R) / CPC 15 (R1) – Business Combinations, business acquisitions are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair value of assets transferred, the liabilities assumed at acquisition date from the former acquiree’s shareholders and equity interests issued in exchange for control over the acquiree.

The acquisition price was as follows:

Gross consideration in cash (4.663 billion Euros)	15,964,853
(-) Contractual adjustments (net debt)	(7,060,899)
Net cash consideration	8,903,954
(+) Contingent consideration	344,217
(+) Consideration in shares at fair value	8,477,314
(-) Cash flow hedge gain on transaction , net of tax (a)	(377,373)
(-) Receivable from closure of purchase value	(84,598)
Total consideration net of cash flow hedge	17,263,514

(a) Derivative transactions refer to cash flow hedges to protect the amount due in Euros to Vivendi, for the acquisition of GVTPart., against exchange rate variation of the amount.

Below is a breakdown of the fair value of identifiable net assets acquired for R$4,426,373, as well as goodwill recorded on the acquisition date: The fair value amounts allocated to each account group are also stated below, which take into consideration updating of the last disclosed information to reflect new facts, which is allowed by the accounting standards during a period of 12 months from the acquisition date.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Current assets	1,557,651	Current liabilities	5,299,662
Cash and cash equivalents	390,255	Personnel, social charges and benefits	170,989
Trade accounts receivable, net	947,378	Trade accounts payable	611,425
Inventories	4,641	Taxes, charges and contributions	346,569
Taxes recoverable	147,057	Loans and financing	3,968,615
Other assets	68,320	Provisions	17,866
		Other liabilities	184,198
Noncurrent assets	12,026,239
Short-term investments pledged as collateral	17,871	Noncurrent liabilities	3,857,855
Taxes recoverable	65,798	Trade accounts payable	67,742
Deferred taxes (4)	610,873	Taxes, charges and contributions	1,342
Judicial deposits and garnishments	551,275	Loans and financing	3,088,414
Other assets	7,052	General provisions (3)	679,294
Property and equipment, net (1)	7,970,117	Other liabilities	21,063
Intangible assets, net (2)	2,803,253
		Fair value of assumed liabilities	9,157,517

		Total value of identifiable net assets acquired	4,426,373

		Goodwill (5)	12,837,141

Fair value of assets acquired	13,583,890	Total considered, net of cash flow hedge	17,263,514

(1)     This includes the allocation of appreciation of property and equipment items (R$409,601).

(2)     This includes the allocation of fair value assigned to the brand (R$59,000), customer portfolio (R$2,523,000), appreciation and other intangible assets (R$20,394).

(3)     This includes the allocation of fair value assigned to contingent liabilities (R$512.648).

(4)     This includes the allocation of deferred taxes on contingent liabilities (R$174,300).

(5)     This refers to goodwill recorded on the acquisition of GVTPart. based on expected synergies resulting from the business combination, including a nondeductible amount R$549,413, which is under review and adjustments to determine the fair value of identifiable assets acquired and liabilities assumed from GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

The main purpose of the Company’s acquisition of control over GVTPart was to enable the integration of land-line, mobile, data and TV telecommunication services in Brazil, with a view to operating more efficiently. The acquisition of GVTPart. allows the Company to obtain significant synergies in revenues and costs, thus generating opportunities of cross sales in the individual and corporate market, also allowing optimization of investments, improvement of service quality, reduction of cost of content, acquisition and platform in the pay-TV business, due to economies of scale, as well as reduction of general and administrative expenses, not affecting the Company’s growth potential.

The methods and assumptions used to determine the fair values were:

Customer portfolio

The customer portfolio was valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a discounted cash flow calculation of future economic benefits attributable to the customer base, net of eliminated liabilities for contributions involving its generation. In order to estimate the remaining useful life of the customer portfolio, an analysis of the average length of customer relationships was conducted using a churn method.

The purpose of the useful life analysis is to estimate a survival curve that anticipates future churn rates in relation to the existing customer base. The so-called Iowa curves were used as an approximation to the customer survival curve. The fair value allocated to the customer portfolio on the acquisition date was R$2,523,000, which will be amortized over 7.77 years on average.

Brand

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The fair value of “GVT” brand was determined through the "relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property.  In other words, the owner of the brand profits from owning the intangible asset, rather than having to pay royalties for its use. The royalties saved were determined by applying a market royalty rate (expressed as a percentage of revenue) to the future expected revenues from the sale of the product or service associated with the intangible asset. The market royalty rate, normally expressed as a percentage of net revenue, is the rate a knowledgeable willing owner would charge a knowledgeable willing user for use of an asset it owns in an arm’s length transaction. The fair value allocated to the brand on the acquisition date was R$59,000, which will be amortized over 1.5 year.

Contingent Consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision.  The period for returning such amount is of up to 15 years.

The fair value of the contingent consideration on the acquisition date is R$344,217, recorded in the Company’s noncurrent liabilities as “Loans, financing, lease and contingent consideration” (Note 21), which is subject to monthly monetary adjustments based on the Selic rate.

Fair Value of Contingent Liabilities

According to IFRS 3(R) - Business Combinations, the acquirer must recognize, on the acquisition date, contingent liabilities assumed in a business combination, even if it is not probable that cash outflows will be required to settle the obligation, as long as it is a present obligation arising from past events and its fair value can be measured reliably. In compliance with these requirements, contingent liabilities were recognized in this acquisition at a fair value of R$512,648, which were determined considering the expected cash outflow required to settle the obligation on the acquisition date (Note 19).

Nature	Aquisition Date	12.31.15
Tax	461,548	501,800
Labor	35,955	39,188
Civil	7,799	7,759
Regulatory	7,346	8,152
Total	512,648	556,899

Other information

Cash flow analysis on acquisition	R$ thousand

Transaction cost on acquisition (including cash from operations)	(13,776)
Cash and cash equivalents at acquired company (including cash from inesting activities)	390,255
Net balance of cash and cash equivalents in acquisition	376,479

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Until conclusion of these financial statements, the transaction costs incurred amounted to R$13,776, recorded in the Company’s income statement as operating expenses.

The fair value of accounts receivable for service rendering totaled R$947,378 as of acquisition date, which does not differ from the book value comprising the gross amount of R$1,271,314, net of estimated impairment losses totaling R$323,936.

From the date of acquisition to the completion of these financial statements, GVTPart. contributed R$3,999,751 in combined net operating revenue and R$101,030 in combined net income to the Company. See Note 36 for a presentation of the pro forma effects of the acquisition of GVT Par on the results of operations for 2015 and 2014.

Upon completion of these financial statements, the Company was performing a review of and adjustments to the determination of the fair value of identifiable assets acquired and liabilities assumed of GVTPart. This review is expected to be completed shortly, as soon as management has all significant information about the facts, limited to a period not exceeding 12 months after the date of acquisition.

5)         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Cash and banks	201,294	63,136	233,742	64,010
Short-term investments	4,005,301	3,772,168	5,103,103	4,628,679
Total	4,206,595	3,835,304	5,336,845	4,692,689

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

6) TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Billed amounts	5,605,057	4,957,574	6,959,513	5,538,184
Unbilled amounts	1,490,470	1,280,851	2,111,746	1,410,273
Interconnection amounts	1,531,352	1,579,277	1,555,480	1,579,277
Amounts from related parties (Note 30)	241,233	157,306	206,957	115,048
Gross accounts receivable	8,868,112	7,975,008	10,833,696	8,642,782
Estimated impairment losses	(1,650,112)	(1,313,956)	(2,217,926)	(1,619,316)
Total	7,218,000	6,661,052	8,615,770	7,023,466

Current accounts receivable	7,000,379	6,470,764	8,285,319	6,724,061
Noncurrent accounts receivable	217,621	190,288	330,451	299,405

Consolidated balances of noncurrent trade accounts receivable include:

•       At December 31, 2015, R$217,621 (R$190,288 at December 31, 2014) referring to the business model of resale of goods to legal entities, receivable within 24 months. At December 31, 2015, the impact of the present-value adjustment was R$59,378 (R$29,872 at December 31, 2014).

•       At December 31, 2015, R$112,830 (R$109,117 at December 31, 2014) referring to "Soluciona TI", traded by TData, which consists in lease of IT equipment to small and medium enterprises and receipt of fixed installments over the contractual term. Considering the contractual terms, this product was classified as finance lease. At December 31, 2015, the impact of the present-value adjustment was R$3,671 (R$7,522 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Falling due	5,186,776	4,853,376	6,158,130	5,107,714
Overdue – 1 to 30 days	949,131	914,709	1,082,139	970,086
Overdue – 31 to 60 days	323,882	318,552	375,908	328,367
Overdue – 61 to 90 days	214,337	207,542	324,985	243,981
Overdue – 91 to 120 days	93,826	75,895	103,876	73,962
Overdue – over 120 days	450,048	290,978	570,732	299,356
Total	7,218,000	6,661,052	8,615,770	7,023,466

At December 31, 2015 and December 31, 2014, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses of accounts receivable are as follows:

	Company	Consolidated
Balance at 12.31.13	(1,033,665)	(1,271,622)
Net Supplement to estimated losses (Note 25)	(832,184)	(896,336)
Write-off from use	551,893	548,642
Balance at 12.31.14	(1,313,956)	(1,619,316)
Net Supplement to estimated losses (Note 25)	(1,016,816)	(1,230,675)
Write-off from use	680,660	956,001
Business combination (Note 4)	-	(323,936)
Balance at 12.31.15	(1,650,112)	(2,217,926)

The balances of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprise the following effects:

	Consolidated
	12.31.15	12.31.14
Present value accounts receivable	574,534	497,523
Deferred financial income	3,671	7,522
Nominal amount receivable	578,205	505,045
Estimated impairment losses	(306,443)	(240,191)
Net amount receivable	271,762	264,854

Current accounts receivable	158,932	155,737
Noncurrent accounts receivable	112,830	109,117

At December 31, 2015, the aging list of gross trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal amount receivable	Present value receivable
Falling due within twelve months	308,026	308,026
Falling due within five years	270,179	266,508
Total	578,205	574,534

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

7)  INVENTORIES, NET

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Material for resale (a)	550,283	441,793	594,888	464,718
Material for consumption	48,562	54,847	53,275	55,820
Other inventories	7,809	7,749	7,809	7,749
Gross total	606,654	504,389	655,972	528,287
Estimated losses from impairment or obsolescence	(48,390)	(45,901)	(52,341)	(48,486)
Total	558,264	458,488	603,631	479,801

(a) This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at 12.31.13	(52,275)	(58,161)
Supplement to estimated losses	(27,152)	(31,012)
Reversal of estimated losses	33,526	40,687
Balance at 12.31.14	(45,901)	(48,486)
Supplement to estimated losses	(29,762)	(32,639)
Reversal of estimated losses	27,273	28,784
Balance 12.31.15	(48,390)	(52,341)

Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

8)   DEFERRED TAXES AND TAXES RECOVERABLE

8.1) Taxes recoverable

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
State VAT (ICMS) (a)	1,866,777	1,686,062	2,063,159	1,696,578
Income and social contribution taxes recoverable (b)	267,238	597,718	301,714	601,515
Withheld taxes and contributions (c)	132,442	115,445	293,065	134,795
PIS and COFINS	108,758	85,662	133,925	86,447
Fistel, INSS, ISS and other taxes	126,806	18,722	139,082	23,532
Total	2,502,021	2,503,609	2,930,945	2,542,867

Current recoverable taxes	2,164,544	2,163,404	2,521,292	2,202,662
Noncurrent recoverable taxes	337,477	340,205	409,653	340,205

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax substitution, rate difference, among others.

(b) These refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.

(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

8.2) Deferred taxes

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Deferred taxes were determined considering future realization, as follows:

(a)    Income and social contribution tax losses: the amount recorded which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

(b)    Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

(c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss of trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balances at 12.31.13	Income statement	Comprehensive income	Balances at 12.31.14	Income statement	Comprehensive income	Other	Balances at 12.31.15
Deferred tax assets
Income and social contribution tax losses (a)	122,321	(52,157)	-	70,164	(70,164)	-	-	-

Income and social contribution taxes on temporary differences (c)

Provisions for judicial, labor, tax civil and regulatory contingencies	1,322,244	132,105	-	1,454,349	226,667	-	-	1,681,016

Trade accounts payable and other provisions	338,458	98,341	-	436,799	98,202	-	-	535,001

Customer portfolio and trademarks	-	311,141	-	311,141	-	-	-	311,141

Estimated losses for impairment trade accounts receivable	241,203	62,729	-	303,932	65,242	-	-	369,174

Estimated losses from modems and other P&E items	164,518	3,175	-	167,693	(1,876)	-	-	165,817

Pension plans and other post-retirement benefits	143,537	12,689	-	156,226	(111,360)	-	-	44,866

Profit sharing	71,287	73,772	-	145,059	(56,115)	-	-	88,944

Provision for loyalty program	31,199	309	-	31,508	1,096	-	-	32,604

Accelerated accounting depreciation	154,181	(138,806)	-	15,375	(4,510)	-	-	10,865

Estimates impairment losses (write-offs and reversals) on inventories	10,884	(870)	-	10,014	(650)	-	-	9,364

Income social contribution taxes on other temporary differences	157,988	(23,580)	21,416	155,824	11,727	117,804	1,524	286,879
Total deferred assets	2,757,820	478,848	21,416	3,258,084	158,259	117,804	1,524	3,535,671

Deferred liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	-	(337,535)

Income and social contribution taxes on temporary differences (c)

Licenses	(719,780)	(268,116)	-	(987,896)	(216,330)	-	-	(1,204,226)
				-
Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(147,200)	-	(715,538)	(94,062)	-	-	(809,600)
				-
Goodwill from Vivo Part.	(480,366)	(208,711)	-	(689,077)	(203,926)	-	-	(893,003)
				-
Technological innovation law	(308,490)	52,036	-	(256,454)	63,308	-	-	(193,146)
				-
Customer portfolio	(461,870)	461,870	-	-	-	-	-	-
				-
Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-
				-
Income and social contribution taxes on other temporary differences	(124,527)	7,605	(113,958)	(230,880)	115,701	(138,933)	-	(254,112)
Total deferred liabilities	(3,480,454)	377,032	(113,958)	(3,217,380)	(335,309)	(138,933)	-	(3,691,622)

Noncurrent total assets (liabilities) net	(722,634)	855,880	(92,542)	40,704	(177,050)	(21,129)	1,524	(155,951)

Deferred tax assets (liabilities), net
Stated in the balance sheet as follows:
Noncurrent deferred net tax assets	-			40,704				-
Noncurrent deferred net tax liabilities	(722,634)			-				(155,951)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Consolidated
	Balances at 12.31.13	Income statements	Comprehensive income	Balances at 12.31.14	Income statements	Comprehensive income	Business combination (a)	Other	Balances 12.31.15
Deferred tax assets
Income and social contribution tax losses (a)	262,915	(169,369)	-	93,546	(67,027)	-	-	-	26,519

Income and social contribution taxes on temporary differences (c)

Provisions for judicial, labor, tax civil and regulatory contingencies	1,327,288	132,550	-	1,459,838	244,659	-	208,321	-	1,912,818

Trade accounts payable and other provisions	398,956	103,001	-	501,957	134,726	-	50,441	-	687,124

Impairment of trade accounts receivable	245,556	69,516	-	315,072	21,114	-	110,832	-	447,018
								-
Customer protfolio and trademarks	-	311,141	-	311,141	87,051	-	-	-	398,192

Estimated losses from modems and other P&E items	166,174	3,532	-	169,706	578	-	120,346	-	290,630

Pension plan and other post employment benefits	143,537	12,688	-	156,225	(111,238)	-	-	-	44,987

Profit sharing	71,948	73,881	-	145,829	(62,501)	-	22,870	-	106,198

Accelerated accounting depreciation	154,181	(138,806)	-	15,375	(4,510)	-	-	-	10,865

Estimates impairment losses (write-offs and reversals) on inventories	12,885	(1,992)	-	10,893	(186)	-	-	-	10,707

Provision for loyalty program	31,199	308	-	31,507	1,096	-	-	-	32,603

Income and social contribution taxes on temporary differences	157,313	(23,214)	21,416	155,515	(217,140)	117,804	127,690	1,524	185,393
Total deferred tax assets	2,971,952	373,236	21,416	3,366,604	26,622	117,804	640,500	1,524	4,153,054

Deferred tax liabilities
Merged tax credit (b)	(337,535)	-	-	(337,535)	-	-	-	-	(337,535)

Incoem and social contribution taxes on temporary differences (c)

Licenses	(719,780)	(268,116)	-	(987,896)	(216,330)	-	-	-	(1,204,226)

Effects of goodwill generated in the acquisition of Vivo Part.	(568,338)	(147,200)	-	(715,538)	(94,062)	-	-	-	(809,600)

Goodwill from Vivo Part.	(480,366)	(208,711)	-	(689,077)	(203,926)	-	-	-	(893,003)

Technological Innovation Law	(308,490)	52,036	-	(256,454)	63,308	-	-	-	(193,146)

Customer portfolio	(461,870)	461,870	-	-	-	-	-	-	-

Trademarks and patents	(479,548)	479,548	-	-	-	-	-	-	-

Negative goodwill from merger of shares	-	-	-	-	-	-	(22,838)	-	(22,838)

Income and social contribution taxes on temporary differences	(128,365)	7,036	(113,958)	(235,287)	390,681	(136,510)		-	18,884
Total deferred tax liabilities	(3,484,292)	376,463	(113,958)	(3,221,787)	(60,329)	(136,510)	(22,838)	-	(3,441,464)

Total noncurrent assets (liabilities) net	(512,340)	749,699	(92,542)	144,817	(33,707)	(18,706)	617,662	1,524	711,590

Net tax deferred tax assets (liabilities)
Stated in the balance sheet as follows:
Noncurrent deferred tax assets, net	210,294			144,817					711,590
Noncurrent deferred tax liabilities, net	(1,202,182)			-					-

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

These refer to deferred taxes (IR and CS) arising from business combinations, R$610,873 being of GVTPart. (Note 4) and R$6,789 of TGLog (Note 12a).

At December 31, 2015, the amount of R$481.203 in deferred tax credits (tax on tax losses and social contribution tax losses) was not recognized for direct and indirect subsidiaries (Innoweb, GVT and GVTPart.), as it is not probable that future taxable profits will be available for these entities to benefit from such tax credits.

The table below presents deferred income and social contribution taxes for items charged or credited directly in equity, at December 31, 2015 and 2014.

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Unrealized losses on available-for-sale investment	636	2,599	636	2,599
Actuarial losses and effect of the asset ceiling on plan surplus	(138,933)	18,817	(136,510)	18,817
Gain (losses) on derivative transactions	117,168	(113,958)	117,168	(113,958)
Total	(21,129)	(92,542)	(18,706)	(92,542)

Expected realization of deferred taxes, net is as follows:  The amounts are based on projections subject to change in the future.

Year	Company	Consolidated
2016	950,145	1,477,800
2017	473,715	503,112
2018	196,313	207,231
2019	265,310	276,170
2020	253,785	253,837
2021 onwards	(2,295,219)	(2,006,560)
Total	(155,951)	711,590

9)   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Judicial deposits
Tax	2,900,671	2,647,635	3,374,764	2,665,757
Labor	1,062,118	1,008,745	1,128,935	1,016,019
Civil and regulatory	1,030,130	935,842	1,114,770	936,782
Total	4,992,919	4,592,222	5,618,469	4,618,558
Garnishments	122,913	124,730	134,994	126,667
Total	5,115,832	4,716,952	5,753,463	4,745,225

Current	235,343	202,169	235,343	202,169
Noncurrent	4,880,489	4,514,783	5,518,120	4,543,056

At December 31, 2015, the Company and its subsidiaries had a number of tax-related judicial deposits, reaching the consolidated amount of R$3,374,764 (R$2,665,757 at December 31, 2014). In Note 19, we provide further details on issues arising from the main judicial deposits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Below is a brief description of the main tax-related judicial deposits:

•         Contribution tax on gross revenue for social integration program (PIS) and Contribution tax on gross revenue for social security financing (COFINS)

The Company and TData are involved in disputes related to: (i) claim filed for credits arising from overpayment of tax, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$35,272 (R$33,040 at December 31, 2014).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$164,482 (R$153,759 at December 31, 2014).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and TData are challenging the aforesaid fee in court.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$1,008,771 (R$929,880 at December 31, 2014).

•         Withholding Income Tax  (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$67,996 (R$63,295 at December 31, 2014).

•         Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

GVTPart. is involved in a dispute relating to the right to monthly amortize goodwill arising from the acquisition of GVTPart. by Vivendi on deducted IRPJ and CSLL amounts (Note 4).

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$410,412 (R$30,325 at December 31, 2014).

•         Contribution to Empresa Brasil de Comunicação (EBC)

On behalf of its members, Sinditelebrasil (Union of Telephony and Mobile and Personal Services) is challenging in court payment of the Contribution to Foster Public Radio Broadcasting to EBC, introduced by Law No. 11652/2008. The Company and its subsidiaries, as union members, made judicial deposits referring to that contribution.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$858,630 (R$672,593 at December 31, 2014).

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (National Institute of Colonization and Agrarian Reform - INCRA and Brazilian Micro and Small Business Support Service - SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

GVTPart is involved in disputes relating to the payment of social security contributions (employers’ contributions), SAT and funds to third parties on the following events: maternity leave, legally ensured 1/3 vacation pay bonus, and first 15 days’ leave due to illness or accident.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$118,425 (R$102,820 at December 31, 2014).

•         Unemployment Compensation Fund (FGTS)

The Company is discussing this matter in court in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/01 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits made by the Company on behalf of its employees).

An unfavorable ruling was rendered on the case, establishing conversion of the full deposit amount into federal government income. At December 31, 2014, the consolidated balance of judicial deposits amounted to R$76,459.

•         Tax on Net Income (ILL)

The Company is discussing this matter in court in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013, the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$58,446 (R$54,723 at December 31, 2014).

•         Universal Telecommunication Services Fund (FUST)

The Company and TData filed an injunction in order to represent their right not to include expenses with interconnection and industrial use of dedicated line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$425,737 (R$394,489 at December 31, 2014).

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for fixed assets and electric energy; (vi) activation cards for pre-paid services; (vii) and disallowance of ICMS credit referring to agreement 39.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

GVTPart is involved in disputes to acquire the right to consign the payment of ICMS amounts on part of pay-TV services, as well as on prepaid telephone services.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$161,815 (R$97,278 at December 31, 2014).

•       Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts of service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

At December 31, 2015, the consolidated balance of judicial deposits amounted to R$64,778 (R$57,096 at December 31, 2014).

10)  PREPAID EXPENSES

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Advertising and publicity	228,672	198,758	228,672	198,758
Insurance	24,035	33,594	28,367	35,574
Rent	43,022	45,318	43,022	45,318
Financial charges	11,120	8,426	11,120	8,426
Software maintenance, taxes and other	39,108	38,817	75,874	41,698
Total	345,957	324,913	387,055	329,774

Current	317,325	300,567	356,446	303,551
Noncurrent	28,632	24,346	30,609	26,223

11)  OTHER ASSETS

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Advances to employees and suppliers	72,635	49,827	81,615	50,981
Related-party receivables (Note 30)	288,702	318,041	162,308	73,042
Receivables from suppliers	118,153	114,422	120,091	121,615
Subsidy on handset sales	42,896	45,850	42,896	45,850
Pension plan surplus (Note 33)	8,391	14,515	8,724	14,653
Repayment clauses 2.2.4 and 2.2.5 SPA (Note 4)	84,598	-	84,598	-
Other amounts receivable	42,971	87,068	51,199	87,280
Total	658,346	629,723	551,431	393,421

Current assets	603,118	535,020	488,632	298,496
Noncurrent assets	55,228	94,703	62,799	94,925

12) INVESTMENTS

a)   Information on investees

The Company holds interest in wholly-owned and jointly-controlled subsidiaries, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

TData: Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering, operation of value added services (SVAs) in telecommunications and related activities; managing the provision of technical assistance and maintenance services related to telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and designing, implementing and installing telecommunication-related projects; selling and leasing telecommunications equipment, products and services, among others.

On October 28, 2015, TData acquired controlling interest in Telefônica Transportes e Logística Ltda (“TGLog”), an entity under common control with the Company. The consideration paid for the acquisition of shares of TGLog amounted to R$15,811.

GVTPart.: A wholly-owned subsidiary of the Company.  Controlling shareholder of GVT and headquartered in Brazil, the business purpose of GVTPart is to hold interest in other domestic or foreign companies as a partner, shareholder or member. GVT provides land-line telephone, data, multimedia communication and pay-TV services in the entire Brazilian territory.

Aliança: Jointly-controlled subsidiary (50% interest held by the Company), headquartered in Amsterdam, Netherlands, this entity is engaged in the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

AIX: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Jointly-controlled subsidiary headquartered in Brazil, with 50% interest held by the Company, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Below is a summary of significant financial data on the Company’s investees:

	At 12.31.15					At 12.31.14
	Wholly-owned subsidiaries		Jointly controlled subsidiaries			Wholly-owned subsidiary	Jointly controlled subsidiaries
	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança

Equity interest	100.00%	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

Summary of balance sheets:
Current assets	1,411,043	1,910,323	9	17,851	179,698	1,749,933	11	12,728	136,350
Noncurrent assets	409,595	9,329,733	-	11,824	-	335,735	-	12,134	-
Total assets	1,820,638	11,240,056	9	29,675	179,698	2,085,668	11	24,862	136,350

Current liabilities	707,352	1,924,230	1	4,394	100	883,906	1	3,232	92
Noncurrent liabilities	56,981	1,641,382	-	5,083	-	48,611	-	4,546	-
Equity	1,056,305	7,674,444	8	20,198	179,598	1,153,151	10	17,084	136,258
Total liabilities and equity	1,820,638	11,240,056	9	29,675	179,698	2,085,668	11	24,862	136,350

Investment book value	1,056,305	7,674,444	4	10,099	89,799	1,153,151	5	8,542	68,129

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	At 12.31.15					At 12.31.14
	Wholly-owned subsidiaries		Jointly controlled subsidiaries			Wholly-owned subsidiary	Jointly controlled subsidiaries
Summary of income statements:	TData	GVTPart.	Cia ACT	Cia AIX	Aliança	TData	Cia ACT	Cia AIX	Aliança
Net operating income	2,524,763	3,999,751	64	39,199	-	2,184,241	62	51,077	-
Cost of sales and services	(1,160,197)	(2,299,230)	-	(30,828)	-	(1,066,114)	-	(31,530)	-
Selling expenses	(166,008)	(837,766)	-	-	-	(111,780)	-	-	-
General and administrative expenses	(24,141)	(231,204)	(65)	(5,686)	(124)	(30,253)	(61)	(5,782)	(129)
Other operating income (expenses), net	353	(47,444)	(1)	(292)	-	29,410	(1)	1,569	-
Financial income (expenses), net	109,886	(461,815)	-	2,503	106	110,104	-	1,285	275
Income (loss) before taxes	1,284,656	122,292	(2)	4,896	(18)	1,115,608	-	16,619	146
Income and social contributions taxes	(427,132)	(21,262)	-	(804)	-	(379,920)	-	(2,885)	-
Net income (loss) for the year	857,524	101,030	(2)	4,092	(18)	735,688	-	13,734	146
Book value of net income (loss) for the year, recognized as equity pickup	857,524	101,030	(1)	2,046	(9)	735,688	-	6,867	73

b)   Changes in investments

	Balances at 12.31.14	Additions	Capital increase	Equity pickup	Dividends and interest on equity	Other comprehensive income	Other changes	Balances at 12.31.15
Equity investments	1,229,827	1,752,724	5,827,064	960,590	(950,026)	16,974	(6,502)	8,830,651
Wholly-owned subsidiary	1,153,151	1,752,724	5,827,064	958,554	(949,537)	(4,705)	(6,502)	8,730,749
TData	1,153,151	-	-	857,524	(949,537)	107	(4,940)	1,056,305
GVTPart.	-	1,752,724	5,827,064	101,030	-	(4,812)	(1,562)	7,674,444

Jointly -controlled subsidiaries	76,676	-	-	2,036	(489)	21,679	-	99,902
Aliança	68,129	-	-	(9)	-	21,679	-	89,799
AIX	8,542	-	-	2,046	(489)	-	-	10,099
ACT	5	-	-	(1)	-	-	-	4

Goodwill (a)	212,058	12,837,141	-	-	-	-	-	13,049,199

Value added from net assets acquired allocated to Company	-	2,673,647	-	(212,064)	-	-	-	2,461,583

Other investments	3,129	-	-	-	-	(1,870)	-	1,259
Other investments (b)	3,129	-	-	-	-	(1,870)	-	1,259
Total investments in Company	1,445,014	17,263,512	5,827,064	748,526	(950,026)	15,104	(6,502)	24,342,692

Aliança	68,129	-	-	(9)	-	21,679	-	89,799
AIX	8,542	-	-	2,046	(489)	-	-	10,099
ACT	5	-	-	(1)	-	-	-	4
Other investments (b)	3,129	-	-	-	-	(1,870)	-	1,259
Total investments in consolidated	79,805	-	-	2,036	(489)	19,809	-	101,161

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Balances at 12.31.13	Equity pickup	Dividends and interest on equity	Other comprehensive income	Balances at 12.31.14
Equity investments	853,866	742,628	(366,116)	(551)	1,229,827
Wholly-owned subsidiaries	778,289	735,688	(360,826)	-	1,153,151
TData	778,289	735,688	(360,826)	-	1,153,151

Jointly controlled subsidiaries	75,577	6,940	(5,290)	(551)	76,676
Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058

Value added from net assets acquired allocated to Company	-	-	-	-	-

Other equity interest	10,772	-	-	(7,643)	3,129
Other investments (b)	10,772	-	-	(7,643)	3,129
Total investments in Company	1,076,696	742,628	(366,116)	(8,194)	1,445,014

Aliança	68,607	73	-	(551)	68,129
AIX	6,965	6,867	(5,290)	-	8,542
ACT	5	-	-	-	5
Other investments (b)	10,772	-	-	(7,643)	3,129
Total investments in consolidated	86,349	6,940	(5,290)	(8,194)	79,805

(a)     Goodwill: i) R$212,058 from partial spin-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A. (TDBH) in 2006; and ii) R$12,837.141 from acquisition of GVTPart.  (Note 4).

(b)     Other investments (tax incentives and interests held in companies) are measured at fair value.

13)  PROPERTY,  PLANT EQUIPMENT, NET

a) Breakdown, changes and depreciation rates

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (a)	Assets and facilities under construction	Total

Annual depreciation rates	10.00 a 14.29	5.00 a 14.29	10.00 a 66.67	2.50 a 66.67	-	10.00 a 25.00	-	-	-

Balances and changes:
Balance at 12.31.13	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions (Capex)	12,042	103,890	150,116	47,246	-	161,300	-	5,105,560	5,580,154
Disposals, net	(770)	(34,434)	(2,787)	(1,286)	(208)	(2,217)	12,016	(18,846)	(48,532)
Transfers, net	606,830	3,041,968	918,297	513,005	-	124,376	(484)	(5,294,036)	(90,044)
Depreciation (Note 25)	(441,366)	(1,335,153)	(910,788)	(539,982)	-	(210,463)	-	-	(3,437,752)
Balance at 12.31.14	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731
Additions (Capex)	6,824	178,685	110,688	47,958	215	190,918	-	4,829,135	5,364,423
Disposals, net	(3,882)	(24,700)	(2,829)	(2,212)	(74)	(1,782)	1,315	(19,924)	(54,088)
Transfers, net	749,408	2,802,624	737,687	367,300	(1,386)	78,072	-	(4,743,981)	(10,276)
Depreciation (Note 25)	(497,985)	(1,485,157)	(925,440)	(526,705)	-	(227,427)	-	-	(3,662,714)
Balance at 12.31.15	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076

At 12.31.15
Cost	17,688,862	39,825,516	11,530,512	13,870,397	313,105	3,591,962	(155,277)	1,771,768	88,436,845
Accumulated depreciation	(14,892,821)	(28,145,487)	(9,999,719)	(10,498,865)	-	(2,880,877)	-	-	(66,417,769)
Total	2,796,041	11,680,029	1,530,793	3,371,532	313,105	711,085	(155,277)	1,771,768	22,019,076

At 12.31.14
Cost	17,140,731	37,199,508	10,838,174	13,486,180	314,350	3,394,231	(156,592)	1,706,538	83,923,120
Accumulated depreciation	(14,599,055)	(26,990,931)	(9,227,487)	(10,000,989)	-	(2,722,927)	-	-	(63,541,389)
Total	2,541,676	10,208,577	1,610,687	3,485,191	314,350	671,304	(156,592)	1,706,538	20,381,731

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment / modems	Infrastructure	Land	Other P&E assets	Estimated losses (a)	Assets and facilities under construction	Total

Annual depreciation rates	8.33 a 20.00	2.50 a 25.00	10.00 a 66.67	2.50 a 66.67	-	10.00 a 66.67	-	-	-

Balances and changes:
Balance at 12.31.13	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions (Capex)	12,042	103,890	163,428	47,246	-	172,816	-	5,105,560	5,604,982
Disposals, net	(770)	(34,434)	(2,787)	(1,286)	(208)	(2,217)	13,735	(20,109)	(48,076)
Transfers, net	606,830	3,041,968	918,454	513,005	-	172,075	(484)	(5,338,439)	(86,591)
Depreciation (Note 25)	(441,475)	(1,335,205)	(918,815)	(540,525)	-	(222,078)	-	-	(3,458,098)
Balance at 12.31.14	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864
Additions (Capex)	188,037	885,865	409,250	64,128	215	250,149	(12,111)	4,848,118	6,633,651
Disposals, net	(4,462)	(17,546)	(13,832)	(4,512)	(74)	(12,550)	1,356	(23,145)	(74,765)
Transfers, net	891,848	2,742,465	753,585	238,921	(1,386)	184,369	-	(4,808,253)	1,549
Depreciation (Note 25)	(630,939)	(1,820,859)	(1,184,372)	(551,268)	-	(323,430)	-	-	(4,510,868)
Business combinations (b)	972,558	4,978,317	1,553,141	421,747	2,600	252,361	(326,666)	119,276	7,973,334
Balance at 12.31.15	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

At 12.31.15
Cost	19,724,438	47,459,383	14,522,080	14,278,557	315,705	4,487,749	(494,149)	1,850,734	102,144,497
Accumulated depreciation	(15,765,479)	(30,482,379)	(11,375,971)	(10,622,606)	-	(3,421,297)	-	-	(71,667,732)
Total	3,958,959	16,977,004	3,146,109	3,655,951	315,705	1,066,452	(494,149)	1,850,734	30,476,765

At 12.31.14
Cost	17,147,961	37,200,161	10,882,788	13,497,058	314,350	3,549,258	(156,728)	1,714,738	84,149,586
Accumulated depreciation	(14,606,044)	(26,991,399)	(9,254,451)	(10,010,123)		(2,833,705)			(63,695,722)
Total	2,541,917	10,208,762	1,628,337	3,486,935	314,350	715,553	(156,728)	1,714,738	20,453,864

(a)  The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in P&E maintenance, based on levels of historical use and expected future use.

(b)  These refer to amounts arising from business combinations, of which R$7,970,117 of GVTPart.   (Note 4) and R$3,217 of TGLog (Note 12a).

b) Property and equipment items given in guarantee

At December 31, 2015, the Company had consolidated amounts of property and equipment items given in guarantee for lawsuits, amounting to R$163,802 (R$130,000 at December 31, 2014).

c) Capitalization of borrowing costs

At December 31, 2015 and 2014, the Company and its subsidiaries did not capitalize borrowing costs, as there were no qualifying assets.

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At December 31, 2015, estimated residual value of reversible assets was R$7,855,868 (R$7,639,587 at December 31, 2014), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

e) Finance lease

Below are the amounts related to finance lease arrangements, in which the Company is a lessee, segregated by type of property and equipment item.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

		Consolidated
		12.31.15			12.31.14
	Annual depreciation rate (%)	P&E Cost	Accumulated depreciation	Net balance	P&E Cost	Accumulated depreciation	Net balance
Transmission equipment and media	5% to 8.33%	252,232	(25,033)	227,199	209,935	(12,062)	197,873
Infrastructure	5.00%	6,674	(2,291)	4,383	5,279	(2,032)	3,247
Other assets	20.00%	116,945	(82,804)	34,141	78,295	(78,295)	-
Total		375,851	(110,128)	265,723	293,509	(92,389)	201,120

14) INTANGIBLE ASSETS, NET

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate(%)	-	20.00	11.76	5.13	3.60 a 6.67	20.00	-	-

Balances and changes:
Balance at 12.31.13	10,013,222	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	29,286,991
Additions (Capex)	-	497,174	-	-	2,770,320	-	267,339	3,534,833
Net disposals	-	(124)	-	-	-	-	-	(124)
Net transfers	-	290,711	-	-	42,892	-	(247,012)	86,591
Amortization (Note 25)	-	(761,328)	(248,566)	(84,207)	(741,180)	(223)	-	(1,835,504)
Balance at 12.31.14	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787
Additions (Capex)	-	585,853	-	-	116	10,002	351,095	947,066
Net disposals	-	(31)	-	-	-	-	-	(31)
Net transfers	-	354,683	-	-	-	(3,108)	(341,299)	10,276
Amortization (Note 25)	-	(787,627)	(248,566)	(82,685)	(911,632)	(2,048)	-	(2,032,558)
Balance at 12.31.15	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540

At 12.31.15
Cost	10,013,222	12,155,929	1,990,278	1,601,433	20,052,123	158,897	76,471	46,048,353
Accumulated amortization	-	(9,992,994)	(1,128,968)	(357,872)	(4,417,041)	(153,938)	-	(16,050,813)
Total	10,013,222	2,162,935	861,310	1,243,561	15,635,082	4,959	76,471	29,997,540

At 12.31.14
Cost	10,013,222	11,242,808	1,990,278	1,601,433	20,052,007	152,026	66,675	45,118,449
Accumulated amortization	-	(9,232,751)	(880,402)	(275,187)	(3,505,409)	(151,913)	-	(14,045,662)
Total	10,013,222	2,010,057	1,109,876	1,326,246	16,546,598	113	66,675	31,072,787

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Software under development	Total

Annual amortization rate(%)	-	20.00	11.76 a 12.85	5.13 a 66.67	3.60 a 6.67	5.00 a 20.00	-	-

Balances and changes:
Balance at 12.31.13	10,225,280	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	29,503,059
Additions (Capex)	-	497,730	-	-	2,770,320	-	267,339	3,535,389
Net disposals	-	(124)	-	-	-	-	-	(124)
Net transfers	-	290,711	-	-	42,892	-	(247,012)	86,591
Amortization (Note 25)	-	(763,315)	(248,566)	(84,207)	(741,180)	(223)	-	(1,837,491)
Balance at 12.31.14	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424
Additions (Capex)	-	651,530	-	-	116	18,976	351,095	1,021,717
Net disposals	-	(52)	-	-	-	-	-	(52)
Net transfers	-	346,146	-	-	-	(6,396)	(341,299)	(1,549)
Amortization (Note 25)	-	(834,553)	(478,375)	(108,907)	(911,632)	(8,242)	-	(2,341,709)
Business combination (a)	12,837,141	210,016	2,523,000	59,000	-	12,203	-	15,641,360
Balance at 12.31.15	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

At 12.31.15
Cost	23,062,421	12,824,884	4,513,278	1,660,433	20,052,123	181,177	76,471	62,370,787
Accumulated amortization	-	(10,439,161)	(1,358,777)	(384,094)	(4,417,041)	(164,523)	-	(16,763,596)
Total	23,062,421	2,385,723	3,154,501	1,276,339	15,635,082	16,654	76,471	45,607,191

At 12.31.14
Cost	10,225,280	11,279,547	1,990,278	1,601,433	20,052,007	152,026	66,675	45,367,246
Accumulated amortization	-	(9,266,911)	(880,402)	(275,187)	(3,505,409)	(151,913)	-	(14,079,822)
Total	10,225,280	2,012,636	1,109,876	1,326,246	16,546,598	113	66,675	31,287,424

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

(a)    These refer to amounts arising from business combinations, of which R$15,640,394 is of GVTPart., including goodwill (Note 4) and R$966 of TGLog (Note 12a).

b) Goodwill breakdown

	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (incorporado da TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
GVT Participações S. A. (e)	-	12,837,141
Total	10,013,222	23,062,421

(a) Goodwill from partial spin-off of “Spanish and Figueira”, which was reversed to the Company upon merger of Telefônica Data Brasil Holding S.A.  (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly Navytree) merged in 2008, economically based on a future profitability analysis.

(d) Goodwill generated upon acquisition/merger of Vivo Participações in 2011.

(e)  Goodwill generated upon acquisition of GVT Participações in 2015 (Note 4).

c) Goodwill impairment testing

The Company assessed recoverability of goodwill book value based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections were based on management’s estimates, market studies and macroeconomic projections. Future cash flows were discounted at the WACC (Weighted Average Cost of Capital) rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five (5) years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for indefinite time. Management considered that the period of 5 years is adequate, based on its past experience in preparing cash flow projections. Such understanding is in line with paragraph 35 of IAS 36 – Impairment of Assets.

The growth rate used to extrapolate the projections beyond the period of 5 years was 5.0% (4,5% in 2014). Estimated future cash flows were discounted at the pre tax rate of 15.05% (13,37% in 2014), also in nominal amounts.

Inflation rate for the period analyzed in the projected cash flows was  4.5%.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s intangible assets, prepared using projections considering the financial statements at December 31, 2015, growth projections and operating results for the year ended December 31, 2015, no impairment losses or evidence of losses were identified, since value in use is higher than net book value as of the assessment date.

Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions: (i) revenue growth; (ii) evolution in operating margin; (iii) Capex; and (iv) the discount rate.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

(i)  Revenue Growth: is based on the observation of the historical behavior of each revenue line, as well as trends in the evolution of the same based on market analysis. The evolution the revenue differ between product lines and services with a tendency of growth in data services and pay TV compared to voice services.

(ii)  Evolution in operating margin: takes into account the historical margin estimate of price correction, as well as ongoing projects with the aim of greater cost efficiency. Another factor that can impact the operating margin is the level of aggressive competition.

(iii) Capex: we considered the projects in progress and the need to increase capacity and coverage in line with the evolution of revenue provided under the long-term plan. The volume of capex may also be impacted by inflation and currency fluctuations.

(iv) Discount rate: represent the assessment of risks in the current market. The calculation of the discount rate is based on specific circumstances of the company, being derived from the weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by investors of the Company. The cost of debt is based on loans with interest income that the Company is obligated to honor. The specific risk segment is incorporated by applying individual beta factors.

Sensitivity to changes in assumptions

The Company carries out a sensitivity analysis of the impairment test by considering reasoanable changes in the main assumptions used in such test.

The following maximum increases or decreases , expressed in percentage points (p.p) were assumed:

Changes in key assumptions, in percentage points (p.p)
Financial variables
Discount rate	+ / - 1.0
Perpetuity growth rates	+ / - 0.5

Operating variables
OIBDA Margin	+ / - 2.0
Ratio of Capex/Revenues	+ / - 1.0

The sensitivity analysis performed at year-end 2015 indicates that there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the carrying amounts.

15)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Salaries and wages	27,512	27,754	58,201	27,754
Social charges and benefits	265,100	267,736	383,834	271,082
Profit sharing	205,124	197,019	232,404	199,284
Share-based payment plans (Note 32)	39,898	18,793	39,987	18,793
Other compensation	2,197	193,297	4,228	193,297
Total	539,831	704,599	718,654	710,210

Current	520,023	585,770	698,846	591,381
Noncurrent	19,808	118,829	19,808	118,829

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

16)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Sundry suppliers	6,374,471	6,521,830	7,438,202	6,794,000
Amounts payable	148,793	103,016	165,648	102,915
Interconnection/ interlink (a)	421,650	445,192	520,816	445,192
Related parties (Note 30)	552,033	605,594	316,311	299,084
Total	7,496,947	7,675,632	8,440,977	7,641,191

Current accounts payable	7,496,947	7,675,632	8,373,235	7,641,191
Noncurrent accounts payable	-	-	67,742	-

(a)  The amount recorded as noncurrent refers to the judicial proceeding filed against SMP operators in which GVT claims VU-M amount reduction. On October 15, 2007, GVT obtained an injunction for depositing with the courts the difference between R$0.2899 of R$ 0.3899 per minute of VC1 calls and the amount effectively charged by SMP operators. The amounts of such deposits are recognized in assets as “Judicial deposits and garnishments”.

17) TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Income taxes	10,094	-	58,666	16,355
Income and social contribution taxes payable (a)	10,094	-	58,666	16,355
Indirect taxes	1,222,615	1,277,709	1,744,354	1,332,444
ICMS	904,637	968,800	1,186,818	969,953
PIS and COFINS	215,235	194,627	382,123	236,556
Fust and Funttel	35,881	35,975	86,317	35,975
ISS, CIDE and other taxes	66,862	78,307	89,096	89,960
Total	1,232,709	1,277,709	1,803,020	1,348,799

Current	1,175,293	1,236,330	1,716,002	1,281,673
Noncurrent	57,416	41,379	87,018	67,126

18)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

Breakdown:

	Company
	12.31.15	12.31.14
AIX	489	-
TData	18,156	174,726
Total	18,645	174,726

Changes:

	Company	Consolidated
Balance at 12.31.13	60,346	1,140
2013 supplementary dividends	186,100	-
Dividends and IOE received	(251,687)	(6,381)
Dividends and IOE net of IRRF	179,967	5,241
Balance at 12.31.14	174,726	-
2014 supplementary dividends	524,177	-
Interim dividends and IOE (net) in 2015	422,645	497
Dividends and IOE received	(1,102,903)	(8)
Balance at 12.31.15	18,645	489

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities”.

b)   Dividends and interest on equity payable

Breakdown:

	Company/Consolidated
	12.31.15	12.31.14
Telefónica Internacional S.A.	455,371	316,008
Telefónica S.A.	471,238	261,318
SP Telecomunicações Participações Ltda	345,689	198,350
Telefónica Chile S.A.	964	626
Non-controlling shareholders	936,100	719,019
Total	2,209,362	1,495,321

Changes:

Company/ Consolidated
Balance at 12.31.13	1,187,556
2013 supplementary dividends	1,175,538
Interim dividends and IOE (net of IRRF)	1,778,200
Allocation of dividends and interest on equity	(207,442)
Payment of dividends and interest on equity	(2,446,621)
IRRF on IOE-exempt/immune shareholders	8,090
Balance at 12.31.14	1,495,321
2014 supplementary dividends	2,768,592
Interim dividends and IOE (net of IRRF)	1,754,036
Allocation of dividends and interest on equity	(137,273)
Payment of dividends and interest on equity	(3,678,665)
IRRF on IOE-exempt/immune shareholders	7,351
Balance at 12.31.15	2,209,362

For the cash flow statement, interest on  equity and dividends paid to shareholders are recognized in “Financing Activities”.

Interest on equity and dividends not claimed by shareholders expire within three years from the initial payment date. Should dividends and interest on equity expire, these amounts are recorded in retained earnings for later distribution.

19)  PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parties in administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for lawsuits for which an unfavorable outcome is considered probable.

Breakdown of and changes in provisions, whose unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling, are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Inflows	233,655	171,353	532,459	-	137,082	1,074,549
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	169,141	101,411	18,886	-	343,772
Balances at 12.31.14	1,013,126	2,379,898	1,197,471	277,608	246,929	5,115,032
Inflows	359,539	173,785	745,302	-	323,982	1,602,608
Write-offs due to payment	(275,651)	(76,471)	(345,715)	-	-	(697,837)
Write-offs due to reversal	(61,562)	(55)	(214,966)	(14,733)	(272,160)	(563,476)
Monetary restatement	105,040	207,767	178,666	24,108	-	515,581
Balances at 12.31.15	1,140,492	2,684,924	1,560,758	286,983	298,751	5,971,908

At 12.31.15
Current	121,562	-	772,507	-	-	894,069
Noncurrent	1,018,930	2,684,924	788,251	286,983	298,751	5,077,839

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,379,898	647,794	277,608	246,929	4,440,756

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balances at 12.31.13	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Inflows	233,655	171,366	532,459	-	137,082	1,074,562
Write-offs due to payment	(199,668)	(67,632)	(229,341)	-	-	(496,641)
Write-offs due to reversal	(63,375)	(26,898)	(177,461)	(16,955)	(126,151)	(410,840)
Monetary restatement	54,334	170,405	101,411	18,886	-	345,036
Balances at 12.31.14	1,013,126	2,396,041	1,197,471	277,608	251,684	5,135,930
Inflows	388,306	202,445	787,938	23,311	331,174	1,733,174
Write-offs due to payment	(294,971)	(76,471)	(372,806)	-	-	(744,248)
Write-offs due to reversal	(63,133)	(55)	(220,907)	(14,733)	(272,161)	(570,989)
Monetary restatement	105,045	211,397	180,978	45,048	9,162	551,630
Business combinations (c)	17,778	2,834	80,377	512,648	85,562	699,199
Balances at 12.31.15	1,166,151	2,736,191	1,653,051	843,882	405,421	6,804,696

At 12.31.15
Current	128,652	-	785,725	-	-	914,377
Noncurrent	1,037,499	2,736,191	867,326	843,882	405,421	5,890,319

At 12.31.14
Current	124,599	-	549,677	-	-	674,276
Noncurrent	888,527	2,396,041	647,794	277,608	251,684	4,461,654

(a)  This refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. (Note 4).

(b)  These refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

(c)  These refer to amounts arising from business combinations, of which R$697,160 of GVTPart.   (Note 4) and R$2,039 of TGLog (Note 12a).

19.1) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of risk	12.31.15	12.31.14	12.31.15	12.31.14
Probable provisions	1,140,492	1,013,126	1,166,151	1,013,126
Possible contingencies	226,731	229,715	340,643	229,715

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues,  overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan.  Most claims await decision by the Regional Labor Court of São Paulo and the Higher Labor Court.  Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the Company’s loss.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities.   No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

19.2) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of risk	12.31.15	12.31.14	12.31.15	12.31.14
Probable provisions	2,684,924	2,379,898	2,736,191	2,396,041
Federal	2,539,050	2,302,029	2,558,238	2,318,172
State	127,505	61,134	156,444	61,134
Municipal	18,369	16,735	19,977	16,735
ANATEL	-	-	1,532	-

Possible contingencies	23,790,290	21,186,885	26,620,066	21,401,796
Federal	5,164,158	4,973,141	5,908,994	4,981,909
State	11,317,423	9,805,466	12,921,976	9,930,020
Municipal	730,030	658,468	769,113	660,084
ANATEL	6,578,679	5,749,810	7,019,983	5,829,783

Provisions for probable tax contingencies

Federal taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated by the Company; (ii)  social contributions referring to supposed failure to pay 11% on the value of invoices received from service providers hired through transfer of labor; (iii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iv) non-inclusion of interconnection and EILD expenses in the FUST base; (v) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vi) TFI/TFF on mobile stations; (vii) IRRF on interest on equity; (viii) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (ix) Social Investment Fund (Finsocial) offset amounts; (x) failure to pay withholding social contribution tax levied on services rendered, remuneration, salaries and other salary bases; (xi) COFINS – requirement resulting from non-inclusion of financial income into the tax base; (xii) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xiii) Tax on Net Income (ILL).

At December 31, 2015, provisioned consolidated amounts totaled R$ 2,558,238 (R$ 2,318,172 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

State taxes

The Company and/or its subsidiaries are parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and other ICMS credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; (vi) co-billing; (vii) rate difference; (viii) reversal of ICMS credit on fixed assets; and (ix) ICMS on rent of infrastructure necessary for Internet (data) services.

At December 31, 2015, provisioned consolidated amounts totaled R$ 156,444 (R$ 61,134 at December 31, 2014).

Municipal taxes

The Company and/or its subsidiaries are parties to various municipal tax proceedings referring to (i) IPTU; (ii) ISS levied on real estate lease services and noncore and supplementary activities; (iii) surveillance, control, and monitoring fee (TVCF); and (iv) withholding of ISS on outsourced services.

At December 31, 2015, provisioned consolidated amounts totaled R$ 19,977 (R$ 16,735 at December 31, 2014).

ANATEL

Telecommunications Technology Development Fund (FUNTTEL)

GVT filed administrative proceedings that are pending judgment at lower administrative level.    Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection), as well as discounts granted and other taxes.

At December 31, 2015, the provisioned consolidated amount totals R$1,532.

Possible tax contingencies

According to the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the federal level, which are awaiting decisions in various court levels.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Among these lawsuits, the following are highlighted: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH; (xiii) goodwill arising from the acquisition of GVT Holding by Vivendi, (xiv) ex-tariff, revocation of the benefit of CAMEX Resolution No.  6, increase in the import duty from 4% to 28%; (xv) IPI levied on shipment of fixed access units from the Company's establishment to customers under the free lease system; (xvi) PIS and COFINS levied on aggregate-value services; (xvii) INSS – Stock Options: requirement of social security contributions on the amounts paid by the Group companies to their employees under the stock option plan; and (xviii) IOF required on loan, intercompany and credit transactions.

At December 31, 2015, involved consolidated amounts totaled R$ 5,908,994 (R$ 4,981,909 at December 31, 2014).

State taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, at the state level, which are awaiting decisions in various court levels.

Among these lawsuits, the following are highlighted: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property and equipment and lack of proportionate credit reversal referring to the acquisition of property and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; (xxiii) new tax register bookkeeping without previous authorization by tax authorities; (xxiv) membership; and (xxv) services not measured.

At December 31, 2015, involved consolidated amounts totaled R$ 12,921,976 (R$ 9,930,020 at December 31, 2014).

Municipal taxes

The Company and/or its subsidiaries are parties to various administrative and judicial proceedings, at the local level, which are awaiting decisions in various court levels.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Among these lawsuits, the following are highlighted: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At December 31, 2015, involved consolidated amounts totaled R$ 769.113 (R$ 660,084 at December 31, 2014).

ANATEL

Universal Telecommunication Services Fund (FUST)

Petitions for injunctions were filed seeking the right to not include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, which are awaiting a decision in 2nd court level.

A number of delinquency notices referring to debit entry were issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

At December 31, 2015, involved consolidated amounts totaled R$ 3,647,291 (R$ 3,139,254 at December 31, 2014).

Telecommunications Technology Development Fund (FUNTTEL)

The Company and its subsidiary are parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At December 31, 2015, involved consolidated amounts totaled R$ 911,836 (R$ 716,369 at December 31, 2014).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At December 31, 2015, involved consolidated amounts totaled R$ 2,455,229 (R$ 1,971,290 at December 31, 2014), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At December 31, 2015, involved consolidated amounts totaled R$ 5,627 (R$ 2,870 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

19.3) Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of risk	12.31.15	12.31.14	12.31.15	12.31.14
Probable provisions	1,560,758	1,197,471	1,653,051	1,197,471
Civil	965,730	772,658	1,010,356	772,658
Regulatory	595,028	424,813	642,695	424,813

Possible contingencies	6,020,956	4,484,947	6,297,944	4,484,947
Civil	2,488,761	1,873,607	2,581,838	1,873,607
Regulatory	3,532,195	2,611,340	3,716,106	2,611,340

Provisions for probable civil contingencies

•           The Company and/or its subsidiaries are parties to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At December 31, 2015, provisioned consolidated amounts totaled R$ 190,004 (R$ 138,654 at December 31, 2014).

•           The Company and/or its subsidiaries are parties to various civil proceedings related to consumers in administrative and judicial spheres, referring to non-compliance with services and/products sold.  At December 31, 2015, provisioned consolidated amounts totaled R$ 435,782 (R$ 325,571 at December 31, 2014).

•           The Company and/or its subsidiaries are parties to various civil proceedings of non-consumer nature in administrative and judicial spheres, all related to the ordinary course of business. At December 31, 2015, provisioned consolidated amounts totaled R$ 384,570 (R$ 308,433 at December 31, 2014).

Provisions for probable regulatory contingencies

The Company and GVTPart. are parties to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. At December 31, 2015, provisioned consolidated amounts totaled R$ 642,695 (R$ 424,813 at December 31, 2014).

Possible civil contingencies

According to the Company's management and legal counsel, the likelihood of loss of the following proceedings is possible.

•       Public Interest Suit in which the Company is involved referring to the Community Telephone Plan (PCT), about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$421,085 at December 31, 2015 (R$336,758 at December 31, 2014). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. The carriers association of Mogi das Cruzes (claimant) filed a special appeal to reverse that decision, which is currently waiting for a decision. On December 7, 2015, the appeal filed by the carriers association of Mogi das Cruzes was dismissed by the court of appeals.

•       Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This proceeding is still in the appeal phase, and awaits a decision as regards the possible admission of the Special and Additional Appeals in connection with the Court of Appeals' decision, which changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

•       Public Interest Suits filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL, the Company and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•       The Public Prosecutor’s Office of São Paulo State began a public class action claiming pain and suffering and damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits, or the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible. On April 13, 2015, the Company’s appeal on the merits of the case was judged, and the decision handed down by the lower court was changed, by unanimous vote. Such decision sentenced the Company to pay for damages and pain and suffering caused to all consumers affected by "problems” in the services provided. The Office of the Public Prosecutor filed appeal to higher and supreme court against which counterarguments were filed.

•       The Company is party to other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the normal course of business. At December 31, 2015, possible consolidated amounts totaled R$ 2,146,850 (R$ 1,525,908 at December 31, 2014).

•       TGLog is a party to a civil execution proceeding filed with the 3rd Civil Court of Barueri – SP owing to alleged non-payment of transportation service bills. TGLog alleges that it made legitimate discounts owing to contract breaches and losses arising from damages to goods of its customers transported by claimant, which are also subject matter of another proceeding. At December 31, 2015, the case amounted to R$1,022.

•       The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At December 31, 2015, consolidated amounts totaled R$ 12,881 (R$ 10,941 at December 31, 2014).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina".  The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000 in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties, to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. There is no way to determine the extent of potential liabilities with respect to this claim.

•       The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following regulatory civil proceedings is possible.

•       The Company and GVTPart. are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level.  At December 31, 2015, consolidated amounts totaled R$ 3,716,106 (R$ 2,611,340 of the Company at December 31, 2014).

•       Administrative and legal proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radio frequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services and other operating income, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL’s position.

19.4) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	12.31.15			12.31.14
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	163,802	5,753,463	2,750,864	130,000	4,745,225	2,537,608
Total	163,802	5,753,463	2,750,864	130,000	4,745,225	2,537,608

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

At December 31, 2015, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short-term investment frozen by courts (except for loan-related investments), in the consolidated amount of R$ 71,059 (R$ 64,899 at December 31, 2014).

20)  DEFERRED REVENUE

a) Breakdown

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Services and goods (a)	466,943	764,791	466,943	764,791
Disposal of PP&E (b)	87,906	124,247	87,906	124,247
Activation revenue (c)	70,507	91,954	72,737	106,209
Customer loyalty program (d)	95,893	92,670	95,893	92,670
Government grants (e)	133,099	77,113	133,099	77,113
Donations of equipment (f)	8,281	8,947	8,281	8,947
Other revenues (g)	58,935	25,824	58,935	25,824
Total	921,564	1,185,546	923,794	1,199,801

Current	562,601	704,589	564,557	717,019
Noncurrent	358,963	480,957	359,237	482,782

(a)  It refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in P&L to the extent that services are provided to customers. Includes the amounts of the agreement the Company entered into for the industrial use of its mobile network by another SMP carrier in Regions I, II and III of the General Authorization Plan (PGA), which is intended solely to the rendering of SMP services by the carrier to its users.

(b)  Refers to net balance of the residual value from disposal of non-strategic towers and rooftops, to be transferred to P&L upon compliance of conditions for recognition in books.

(c)  Refers to the deferral of activation revenue (fixed) recognized in P&L over the estimated period in which the customer stays in the plant.

(d)  Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

(e)  Refers to government grant deriving from funds raised with BNDES in a specific credit line, used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment and grants resulting from projects related to state taxes, which are being amortized under contractual terms.

(f)   Refers to the balances of network equipment donations from suppliers, which are amortized over  the useful life of the referred to equipment.

(g)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service (MMDS).

b) Changes

	Company	Consolidated
Balance at 12.31.13	1,065,194	1,071,212
Inflows	10,628,354	10,641,475
Disposals	(10,508,002)	(10,512,886)
Balance at 12.31.14	1,185,546	1,199,801
Inflows	11,333,889	11,369,987
Disposals	(11,597,871)	(11,645,994)
Balance at 12.31.15	921,564	923,794

Current	562,601	564,557
Noncurrent	358,963	359,237

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

21) LOANS, FINANCING, DEBENTURES, FINANCE LEASE AND CONTINGENT CONSIDERATION

a) Breakdown

	Company
	Information at December 31, 2015			12.31.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				1,740,266	5,075,504	6,815,770	1,445,347	5,116,491	6,561,838

Loans and financing - financial institutions				473,807	1,034,754	1,508,561	665,848	1,498,983	2,164,831
Financing – BNDES	URTJLP (a)	TJLP+ 0 to 9%	7/15/19	328,989	898,735	1,227,724	510,323	1,224,052	1,734,375
Financing – BNDES	R$	2.5 to 8.7%	1/15/23	90,779	136,019	226,798	87,495	220,903	308,398
Financing – BNB	R$	10.00%	10/30/16	54,039	-	54,039	68,030	54,028	122,058

Financing - Suppliers	R$		10/22/16	1,113,244	-	1,113,244	-	-	-

Finance lease	R$		8/31/33	32,291	239,239	271,530	24,452	205,892	230,344

Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
4th issue – Series 2	R$	106.8% of CDI	10/15/15	-	-	-	655,738	-	655,738
4th issue – Series 3	R$	IPCA+4.00%	10/15/19	292	33,172	33,464	270	30,915	31,185
1st issue – Minas Comunica	R$	IPCA+0.50%	7/5/21	-	91,608	91,608	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	9/10/17	87,217	1,999,645	2,086,862	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68%	4/25/18	33,415	1,299,365	1,332,780	27,214	1,299,082	1,326,296

contingent consideration	R$			-	377,721	377,721	-	-	-

Foreign currency				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422

Loans and financing - Financial institutions				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422
Loans – BEI	US$			-	-	-	716,963	-	716,963
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	7/15/19	159,897	434,221	594,118	101,933	418,251	520,184
Resolution 4131	US$	2.05% and Libor + 2.00%	12/18/17	31,798	1,056,052	1,087,850	-	-	-
BBVA commission	R$			-	-	-	275	-	275

Total				1,931,961	6,565,777	8,497,738	2,264,518	5,534,742	7,799,260

Loans, financing and Finance lease				1,811,037	2,764,266	4,575,303	1,509,471	2,123,126	3,632,597
Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
Contingent consideration				-	377,721	377,721	-	-	-
Total				1,931,961	6,565,777	8,497,738	2,264,518	5,534,742	7,799,260

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Consolidated
	Information at December 31, 2015			12.31.15			12.31.14
	Currency	Annual interest rate	Maturity	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency				2,151,296	6,388,026	8,539,322	1,445,347	5,116,491	6,561,838

Loans and financing - financial institutions				765,601	2,325,920	3,091,521	665,848	1,498,983	2,164,831
Financing – BNDES	URTJLP (a)	TJLP+ 0 to 9%	1/15/23	571,223	1,838,275	2,409,498	510,323	1,224,052	1,734,375
Financing – BNDES	R$	2.5 to 8.7%	1/15/23	106,008	298,634	404,642	87,495	220,903	308,398
Financing – BNDES	R$	IPCA + 2.95% + TR p.a.	7/15/16	30,722	-	30,722	-	-	-
Financing – BNDES	R$	SELIC ACUM. D-2 + 2.32% p.a.	1/15/23	710	146,815	147,525	-	-	-
Financing – BNB	R$	7.0% to 10%	8/18/22	56,938	42,196	99,134	68,030	54,028	122,058

Financing - Suppliers	R$		10/22/16	1,228,682	-	1,228,682	-	-	-

Finance lease	R$		8/31/33	36,089	260,595	296,684	24,452	205,892	230,344

Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
4th issue – Series 2	R$	106.8% do CDI	10/15/15	-	-	-	655,738	-	655,738
4th issue – Series 3	R$	IPCA+4.00%	10/15/19	292	33,172	33,464	270	30,915	31,185
1st issue – Minas Comunica	R$	IPCA+0.50%	7/5/21	-	91,608	91,608	-	82,186	82,186
3rd issue	R$	100% of CDI + 0.75%	9/10/17	87,217	1,999,645	2,086,862	71,825	1,999,433	2,071,258
4th issue	R$	100% of CDI + 0.68%	4/25/18	33,415	1,299,365	1,332,780	27,214	1,299,082	1,326,296

Contingent consideration	R$			-	377,721	377,721	-	-	-

Foreign currency				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422

Loans and financing - financial institutions				191,695	1,490,273	1,681,968	819,171	418,251	1,237,422
Loans – BEI	US$			-	-	-	716,963	-	716,963
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	7/15/19	159,897	434,221	594,118	101,933	418,251	520,184
Resolution 4131	US$	2.05% and Libor + 2.00%	12/18/17	31,798	1,056,052	1,087,850	-	-	-
Commission BBVA	R$			-	-	-	275	-	275

Total				2,342,991	7,878,299	10,221,290	2,264,518	5,534,742	7,799,260

Loans , financing and Finance lease				2,222,067	4,076,788	6,298,855	1,509,471	2,123,126	3,632,597
Debentures				120,924	3,423,790	3,544,714	755,047	3,411,616	4,166,663
Contingent consideration				-	377,721	377,721	-	-	-
Total				2,342,991	7,878,299	10,221,290	2,264,518	5,534,742	7,799,260

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

b)  Loans and financing

Information on loans and financing in force at December 31, 2015 and 2104 is as follows:

Brazilian Development Bank (BNDES)

•       On October 23, 2007, a credit facility of R$2,034,717 was approved, and sub-credit facility “A” amounts to R$1,926,309 (TJLP + 3.73% p.a.) and sub-credit facility “B” to R$108,408 (TJLP + 1.73% p.a.), maturing in 8 years, with principal payment in 60 monthly and successive installments, with grace period expired on May 15, 2010. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES for the purpose of financing investment projects for goods and services produced in Brazil.

The balance of this agreement at December 31, 2014 amounted to R$170,536, it was fully settled on May 15, 2015.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

•       On October 14, 2011, a credit facility was taken out amounting to R$3,031,110, restated in 2013 to R$2,152,098, and sub-credit facility “A” amounts to R$1,360,455 (TJLP + 3.38% p.a.), sub-credit facility “B” to R$406,206 (UMBND + 2.38% p.a.), sub-credit facility “C” to R$282,149 (TJLP + 1.48% p.a.), sub-credit facility “D” to R$80,948 (TJLP + 4.08% p.a.) and sub-credit facility “E” to R$22,340 (TJLP), maturing in 8 years, with grace period expired on July 15, 2014. After this period, principal interest and amortization will be paid in 60 monthly and successive installments, for new negotiations of credit facilities and modalities with the bank. All of these funds have been withdrawn by the Company and used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

The balance of this agreement at December 31, 2015 was R$1,821,621, of which R$1,227,503 related to TJLP and R$594,118 to UMBND (at December 31, 2014 it was R$2,082,388, of which R$1,562,204 related to TJLP and R$520,184 to UMBND).

•       On January 1, 2010, a credit facility amounting to R$319,927 was approved, at 4.5% and 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from March 15, 2012, after a grace period of 2 years. These funds were obtained through the Investment Support Program (BNDES PSI) and used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

The balance of this agreement at fixed rates at December 31, 2015 was R$92,480 (R$110,506 at December 31, 2014).

•       Between November 24, 2010 and March 31, 2011, credit facilities amounting to R$29,066 were approved, at 5.5% p.a., TJLP + 5.7% p.a. and TJLP + 9.0% p.a., maturing in 5 years, with principal payment in 48 monthly and successive installments from January 15, 2012, after a grace period of 1 year. On December 15, 2015, there was full settlement of the credit line taken out on November 24, 2010. On December 15,  2011, credit line of R$11,097 was approved, at rates of 5.0% p.a. and 8.7% p.a., with final maturity after 36 months, with principal paid in 30 monthly consecutive installments until settlement occurred on March 15, 2015. On December 28, 2012, a credit line of R$9,493 was approved, at rate of 2.5% p.a., with final maturity after 36 months, namely grace period of 6 months and principal to be paid in 30 monthly consecutive installments until settlement occurred on December 15, 2015.

The balance of this agreement at December 31, 2015 was R$1.100, of which R$879 related to fixed rates and R$221 to TJLP (at December 31, 2014 it was R$12,037, of which R$10,402 related to fixed rates and R$1,635 to TJLP).

•       On December 1, 2010, a credit facility amounting to R$5,417 was approved, subsequently restated to R$2,262, at 5.5% p.a., maturing in 10 years, with principal payment in 96 monthly and successive installments from February 15, 2013, after a grace period of 2 years, through the Investment Support Program (BNDES PSI). This credit facility was fully withdrawn by the Company.

The balance of this agreement at fixed rates at December 31, 2015 was R$1,243 (R$1,482 at December 31, 2014).

•       On December 28, 2012, R$353,483 financing facilities were approved, later adjusted to R$225,467, at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. This credit facility was fully withdrawn by the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The balance of this agreement at fixed rates at December 31, 2015 was R$129,224 (R$182,698 at December 31, 2014).

•       On August 1, 2013, a R$4,030 financing facility was approved at the rate of 3.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved.  This credit facility was fully withdrawn by the Company.

The balance of this agreement at fixed rates at December 31, 2015 was R$2,972 (R$3,310 at December 31, 2014).

•       On December 12, 2008, a credit facility amounting to R$ 615,909 was approved for GVT, under sub-credit facility “A" at the amount of R$ 158,520 (IPCA + TR + 2.95% p.a.) a total term of 8 years with principal payment in 6 annual and successive payments with grace period expiring July 15, 2011, Sub-credit Facility "B” amounting to R$ 369,880 (TJLP + 2.95% p.a.) and sub-credit facility “C” amounting to R$87,509 (TJLP + 2.05% p.a.), maturing in 9 years with principal payment in 72 monthly and successive installments, and a grace period expiring June 15, 2011. All these funds have been drawn down and the respective investments are evidenced and accepted by the BNDES. It is intended to finance investment in Brazilian products and services.

The balance of this agreement at December 31, 2015 was R$117,434, of which R$30,722 referred to IPCA+TR and R$86,712 to TJLP.

•       On November 9, 2011 GVT agreed upon a second loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2011-2013, intended to expand the current practice areas to new areas, the modernization of telecommunication and internet services, and the launch of new services. The total loan agreement amount is R$1,184,107, with the sub-credit facility "A" at the amount of R$875,365 (TJLP + 3.38% p.a.), sub-credit facility "B" amounting to R$222,703 (TJLP + 1.48% p.a.), sub-credit facility "C" amounting to R$81,177 (5% p.a.) and subcredit facility “D”  amounting to R$4,862 (TJLP) maturing in 9 years with a grace period expiring August 15, 2014. After this period interest and amortization on the principal for sub credit facilities “A”, "B" and "D” shall be paid in 72 monthly and successive installments. Subcredit facility "C" amortization is in 63 monthly successive payments.   The remaining amount of R$ 45,490, was cancelled on April 9, 2014 (subcredit facility "B" at R$40,929 and subcredit facility "C" at R$4,561).

The balance of this agreement at December 31, 2015 was R$889,654, of which R$832,372 referred to TJLP and R$57,282 to fixed rates.

•       On December 30, 2014, GVT agreed upon a third loan agreement with BNDES, obtaining funds to be allocated to the completion of the investment plan for the triennium 2014-2016, intended to expand the current practice areas to new areas. The total loan agreement amount is R$1,000,293, with the sub-credit facility "A" in the amount of R$297,486 (TJLP + 3.12% p.a.), sub-credit facility "B" amounting to R$297,486 (SELIC + 2.32% p.a.), sub-credit facility "C" amounting to R$105,332 (6% p.a.), subcredit facility “D” amounting to R$94,668 (4% p.a.), subcredit facility “E” amounting to R$195,749 (TJLP + 2.32% p.a.) and subcredit facility “F” amounting to R$9,572 (TJLP) maturing in 8 years, with grace period expiring January 15, 2018, for subcredit facilities “A”, “B”, “D”, “E” and “F”. After the period principal interest and amortization shall be paid in 60 monthly successive payments, with the last payment made on January 15, 2023. For subcredit facility "C" amortization shall be paid in 60 monthly successive instalments with the first payment on February 15, 2017 and the last on January 15, 2022.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

In 2015, GVT made two withdrawals related to this agreement, in the first and in the second half of the year, in the amount of R$340,448 and R$170,000, respectively.

The balance of this agreement at December 31, 2015 was R$530,777, of which R$262,690 referred to TJLP, R$147,525 to Selic and R120,562 to fixed rates.

•       Some of the aforementioned financing agreements with BNDES are at interest rates below market rates. These transactions fit into the scope of IAS 20, as such, the subventions granted by BNDES were adjusted to present value and deferred according to the useful life of the financed assets, thus resulting in balance at December 31, 2015 of R$47,346 (R$60,222 at December 31, 2014), Note 20.

Banco Europeu de Investimentos (BEI)

On October 31, 2007, a credit facility amounting to €250 million (equivalent to US$365 million at the time) was taken out, at 4.18% and 4.47% p.a., maturing in 7 years with principal payment in two installments. The first installment of R$272,460 was paid on December 19, 2014 and the second on March 2, 2015. Interest was charged semi-annually based on the dates of each release. The funds were released in two installments, the first on December 19, 2007 and the second on February 28, 2008. The agreement had a swap transaction associated therewith that transformed currency risk into CDI variation percentage and that was settled in accordance with the maturity of each installment. The balance of this agreement at December 31, 2014 was R$716,963.

Banco do Nordeste (BNB)

•       On January 29, 2007 and October 30, 2008, credit facilities amounting to R$247,240 and R$389,000 were taken out, respectively, at 10% p.a., maturing in 8 years, with principal payment in 78 and 72 installments, respectively, after a grace period of 2 years. On January 29, 2015, the first credit facility was settled. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at December 31, 2015 amounted to R$ 54,039 (R$ 122,058 at December 31, 2014).

•       On August 18, 2014, GVT took out financing lines in the amount of R$31,619 and R$115,014, at interest rates of 7.06% p.a. and 8.24% p.a., respectively, maturing in 8 years, with payment of principal in 72 installments, after grace period of 2 years maturing on September 18, 2016. On April 17, 2015, there was partial draw down of R$5,719 referring to the first line and R$38,959 to the second financing line. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil.

The balance of this agreement at December 31, 2015 was R$45,095.

Resolution No. 4131

In the period from November 10 to December 23, 2015, loans were taken out in foreign currency (US dollar) under Bacen Resolution No. 4131. The amount of US$285 million was taken out from Scotiabank and Bank of America, respectively, at the rates of 2.05% and Libor + 2% p.a. and maturing within up to 2 years. For each of these transactions derivatives were taken out by the Company for hedge against currency risk related to this debt and, for being effective hedge, hedge accounting methodology was adopted. Therefore, at December 31, 2015, the hedged risk of these instruments was recognized in the balance sheet for its fair value at said date.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The balance of this agreement at December 31, 2015 was R$1,087,850.

Senior Debt

On March 9, 2015, GVT entered into a loan agreement with Societe Generale amounting to €825 million at rates of Euribor 3M + 1.05% p.a. over a total period of 180 days as from the drawn down date.

The amount was raised in two tranches with the first on March 17, 2015 amounting to €325 million (equivalent to R$1,102,563), with payment of principal in a single installment on September 14, 2015. The second tranche was drawn down on April 28, 2015, amounting to €465 million (equivalent to R$1,506,600), with payment of principal in full on October 26, 2015. Interest will be paid on a quarterly basis in accordance with the dates funds are drawn down.  This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation and shall be settled in accordance with the maturity of each instalment. The remaining balance amounting to €35 million was cancelled on April 16, 2015. On September 14, 2015, GTV settled the first tranche in the amount of R$1,416,333 plus interest and taxes.

On October 26, 2015, GVT settled the 2nd tranche in the amount of R$2,008,154 (equivalent to €465 million). On the same date, there was settlement of the linked swap agreement that converts the currency risk into a percentage of CDI variation.

Financing  – Suppliers

Company through bilateral agreement with suppliers obtained an extension of up to 365 days payment based on a fixed CDI rate for the respective period. On December, 31 2015 the amount recognized in the Company´s liabilities amounted to R$ 1,228,682 an the average net cost equivalent to 106.7% of CDI.

c)  Finance lease

Finance lease agreements that transfer to the Company basically all the risks and rewards related to ownership of the leased item are capitalized at lease inception at the fair value of the leased asset or, if lower, the present value of minimum payments of a lease agreement. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has agreements classified as finance lease as a lessee, related to: (i) lease of towers and rooftops, arising from sales and financial leaseback transactions; (ii) lease of sites built as Built to Suit (“BTS”) for installing antennas and other equipment and means of transmission; (iii) lease of IT equipment and; (iv) lease of infrastructure and means of transmission associated with the electrical grid, connecting cities in the North and Central-West regions of Brazil. The net book value of such assets remained unchanged until sale thereof, and a liability was recognized corresponding to the present value of mandatory minimum installments of the agreement.

The amounts recorded in property and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The balance of amounts payable referring to aforementioned transactions comprises the following effects:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Nominal value payable	735,643	653,240	761,073	653,240
Unrealized financial expenses	(464,113)	(422,896)	(464,389)	(422,896)
Present value payable	271,530	230,344	296,684	230,344

Current	32,291	24,452	36,089	24,452
Noncurrent	239,239	205,892	260,595	205,892

Aging list of finance lease payable at December 31, 2015 is as follows:

	Company		Consolidated
	Nominal value payable	Present value payable	Nominal value payable	Present value payable
Up to one year	35,189	32,291	39,029	36,089
From one to five years	150,291	104,888	161,444	115,920
More than five years	550,163	134,351	560,600	144,675
Total	735,643	271,530	761,073	296,684

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at December 31, 2015 and 2014.

d)  Debentures

Some information on the debentures at December 31, 2015 and 2014 is as follows:

1st issue debentures – Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC.  Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

In consideration of the certification by the State Department of Economic Development, the following debentures were issued: (i)  621 debentures in the 1st series of the 1st issue, amounting to R$6,210, for the service in 15 locations; (ii) 1,739 debentures in the 2nd series of the 1st issue, amounting to R$17,390, for the service in 42 locations; and (iii) 3,190 debentures in the 3rd series of the 1st issue, amounting to R$31,900, for the service in 77 locations, thus completing the service program in 134 locations in the state of Minas Gerais. These are junior unsecured registered nonconvertible debentures, with no stock certificates issued, in up to five series.

The balance at December 31, 2015 totaled R$ 91,608 (R$ 82,186 at December 31, 2014).

4th issue debentures – Series 1, 2 and 3

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

1st Series: 98,000 debentures were issued in the 1st series. Considering the non-approval of the reset conditions by holders of 1st Series debentures, the Company, as provided for in the Indenture, exercised its right to redeem all 1st series debentures on November 14, 2014, for subsequent cancellation, amounting to R$93,150.

2nd Series: 640.000 debentures were issued in the 2nd series. On October 15, 2013, the Company reset for the first time all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

On October 15,  2015, there was the second reset of terms of the 2nd series debentures in accordance with all the conditions approved by the Board of Director’s meeting of September 22, 2015. Since the new reset conditions were not approved by holders of 2nd series debentures, the Company paid to dissenting debenture holders the amount of R$684,868 and, in accordance with the conditions provided for by the debentures’ deed, exercised its redemption right related to the 2nd series debentures on November 13, 2015, for subsequent cancellation of this series.

3rd Series: 72,000 debentures were issued in the 3rd series. On October 15, 2014, there was the first reset of Company’s 3rd series debentures in accordance with all conditions approved by the Board of Directors in a meeting held on September 9, 2014. Total amount reset was R$ 31,489, and the Company redeemed all debentures of dissenting holders amounting to R$ 64,755, keeping them in treasury for subsequent cancellation.

The balance at December 31, 2015 totaled R$ 33,464 (R$ 686,923 at December 31, 2014).

3rd issue debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion.

 Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 355 as of December 31, 2015 (R$ 567 as of December 31, 2014), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

The balance, net of transaction costs, at December 31, 2015 totaled R$ 2,086,862 (R$ 2,071,258 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

4th issue debentures

On April 11, 2013, Company’s Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$1.3 billion.

The net proceeds from this issue were fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. Remuneration is 100.00% of CDI, plus a spread of 0.68% p.a., based on 252 working days.

The transaction costs associated with this issue at December 31, 2015 totaled R$635 (R$918 at December 31, 2014).

The balance, net of transaction costs, at December 31, 2015 totaled R$1,332,780 (R$1,326,296 at December 31, 2014).

e)  Contingent consideration

As part of the Stock Purchase Agreement and Other Covenants executed by the Company and Vivendi for the acquisition of all GVTPart-issued shares, a contingent consideration was defined for the court deposits made by GVT for the monthly installments of deferred income and social contribution taxes on the amortization of goodwill arising from the corporate restructuring process completed by GVT in 2013. In September 2014, GVT filed for a cancellation of the judicial review and the return of amounts deposited with the courts.

If GVT succeeds in receiving (being reimbursed, refunded of or netting) these funds, they will be returned to Vivendi, as long as they are obtained in a final unappealable decision.  The period for returning such amount is of up to 15 years.

The amount calculated on the effective date of acquisition of control in GVTPart.  (Note 4) is R$344,217, recorded as "Judicial deposits, non-current" at GVT. This amount is subject to monthly monetary restatement by both GVT and the Company at the Central Bank of Brazil Overnight (SELIC) rate.

The balance of this contingent consideration at December 31, 2015 was R$377,721.

f)  Repayment schedule

At December 31, 2015, breakdown of noncurrent loans, financing, finance lease, debentures and contingent consideration by year of maturity is as follows:

	Company
Year	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
2017	1,644,151	1,999,645	30,189	-	3,673,985
2018	547,408	1,349,348	28,194	-	1,924,950
2019	332,458	47,047	26,380	-	405,885
2020	1,010	13,875	20,125	-	35,010
2021 onwards	-	13,875	134,351	377,721	525,947
Total	2,525,027	3,423,790	239,239	377,721	6,565,777

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Consolidated
Year	Loans and financing	Debentures	Finance lease	Contingent consideration	Total
2017	1,886,900	1,999,645	33,516	-	3,920,061
2018	847,239	1,349,348	31,109	-	2,227,696
2019	640,058	47,047	28,933	-	716,038
2020	234,518	13,875	22,362	-	270,755
2021 onwards	207,478	13,875	144,675	377,721	743,749
Total	3,816,193	3,423,790	260,595	377,721	7,878,299

g)  Covenants

There are loans and financing and debentures, presented in tables of Notes 21b) and 21d), respectively, which have specific clauses for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

The Company has loans and financing taken out from BNDES, the balance of which as of December 31, 2015 was R$3,359,288 (R$2,252,924 as of December 31, 2014). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual and annual basis. At these dates, all economic and financial ratios provided for under the agreements in effect were met.

The debentures of 4th issue (series 3), of 3rd issue (single series, net of issue costs) and of 4th issue (single series, net of issue costs) whose balances at December 31, 2015 totaled R$3,453,106 (R$4,084,477 at December 31, 2014) have economic and financial ratios that should be calculated on a quarterly basis. At these dates, all economic and financial ratios provided for under the agreements were met.

Debentures of Minas Comunica Program, amounting to R$91,608 at December 31, 2015 (R$82,186 at December 31, 2014), include covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. At these dates, all these covenants were met.

h)  Guarantees

At December 31, 2015, guarantees were given for part of loans and financing of the Company and GVT, as follows:

Creditors	Balances	Guarantees
BNDES	R$1,227,724 (URTJLP) R$594,118 (UMBND) R$226,798 (PSI) R$1,181,774 (URTJLP) R$147,525 (UMSELIC) R$30,722 (UMIPCA) R$177,844 (Pre)

•       Agreement (2011) Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI): disposal of financed assets.

•       GVT Agreement (2008, 2011 and 2014): assignment of receivables up to a limit of 20% of the debt balance for the transaction, or 5 times the last installment due on each subcredit facility including the debt principal, interest, commission, conventional penalty, fines and other charges provided therein.

BNB	R$54,039 R$45,095

•       Bank guarantee granted by Banco Bradesco S.A. equivalent to 100% of financing debt balance.

•       Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balances of R$29,010 and R$60,454 at December 31, 2015 and 2014, respectively.

•       Bank guarantee granted by Banco Safra equivalent to 100% of financing debt balance.

Establishment of a liquidity fund represented by short-term investments equivalent to three amortization installments, based on the average installment after the grace period. Balance of R$9,795 at December 31, 2015.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

i)  Changes

Changes in loans and financing, debentures, finance lease and contingent consideration are as follows:

	Company
	Loans and financing	Debentures	Finance lease	Financing - suppliers	Contingent consideration	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	-	8,753,555
Inflows	287,084	31,489	8,269	-	-	326,842
Government grant (Note 20)	(32,353)	-	-	-	-	(32,353)
Financial charges	245,036	465,215	28,729	-	-	738,980
Issue costs	-	549	-	-	-	549
Monetary and foreign exchange restatement	184,155	-	-	-	-	184,155
Write-offs (payments)	(1,514,731)	(632,205)	(25,532)	-	-	(2,172,468)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,115,210	-	49,630	1,113,267	-	2,278,107
Government grant (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	184,526	529,012	21,010	18,911	33,504	786,963
Issue costs	-	495	-	-	-	495
Monetary and foreign exchange restatement	287,673	-	-	-	-	287,673
Write-offs (payments)	(1,797,527)	(1,151,456)	(29,454)	(18,934)	-	(2,997,371)
Business combinations (Note 4)	-	-	-	-	344,217	344,217
Balance at 12.31.15	3,190,529	3,544,714	271,530	1,113,244	377,721	8,497,738

	Consolidated
	Loans and financing	Debentures	Finance lease	Financing - suppliers	contingent consideration	Total
Balance at 12.31.13	4,233,062	4,301,615	218,878	-	-	8,753,555
Inflows	287,084	31,489	8,269	-	-	326,842
Government grant (Note 20)	(32,353)	-	-	-	-	(32,353)
Financial charges	245,036	465,215	28,729	-	-	738,980
Issue costs	-	549	-	-	-	549
Monetary and foreign exchange restatement	184,155	-	-	-	-	184,155
Write-offs (payments)	(1,514,731)	(632,205)	(25,532)	-	-	(2,172,468)
Balance at 12.31.14	3,402,253	4,166,663	230,344	-	-	7,799,260
Inflows	1,285,210	-	74,784	1,132,357	-	2,492,351
Government grant (Note 20)	(1,606)	-	-	-	-	(1,606)
Financial charges	308,250	529,012	21,010	29,243	33,504	921,019
Issue costs	-	495	-	-	-	495
Monetary and foreign exchange restatement	1,161,379	-	-	-	-	1,161,379
Write-offs (payments)	(8,269,445)	(1,151,456)	(29,454)	(102,499)	-	(9,552,854)
Business combinations (Note 4)	6,887,448	-	-	169,581	344,217	7,401,246
Balance at 12.31.15	4,773,489	3,544,714	296,684	1,228,682	377,721	10,221,290

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

22) OTHER LIABILITIES

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Authorization licenses (a)	952,651	1,178,978	952,651	1,178,978
Grouping of split shares (b)	32,252	388,975	32,252	388,975
Liabilities with related parties (Note 30)	181,337	296,961	121,986	119,803
Payment for license renewal (c)	151,496	275,839	151,496	275,839
Third-party withholdings (d)	173,154	202,390	196,626	204,227
Amounts to be refunded to subscribers	110,205	41,260	113,354	43,445
Exchange of fiber optics and PPDUR (e)	-	-	18,560	-
Other liabilities	67,625	46,258	89,654	70,141
Total	1,668,720	2,430,661	1,676,579	2,281,408

Current	1,006,901	1,442,724	1,010,657	1,322,616
Noncurrent	661,819	987,937	665,922	958,792

(a)  Refers to a portion of the Company’s liability arising from an agreement entered into with ANATEL, whereby the operators that won this auction organized EAD, a company responsible for equally performing all TV and RTV channel redistribution procedures and solutions to harmful interference in radio communication systems.

(b)  Refers to credit provided to shareholders benefiting from remaining shares (common and preferred) arising from grouping and splitting of the shares of the Company and merged companies.

(c)  Refers to charges for the renewal of STFC and SMP licenses (Note 1b).

(d)  Refers to withholding tax on payroll and on IOE and service provision.

(e)  Optical fiber exchange: refers to receipt of optical fiber cable, installed in the south region of Brazil. The original amount of this agreement was recorded in PP&E. The realization of this obligation arises from service provision for 17 years, beginning 2002, there being no interest on the remaining balance. Balance payable by GVT at December 31, 2015 totaled R$7,717.

Public Price for the Radio Frequency Right of Use (PPDUR): The telecommunications legislation established that the price paid for a Mirror License included the right to use any frequencies necessary for meeting expansion goals for 20 years, with no additional cost. However, ANATEL included in the bidding process of Mirror Companies of Region II a provision in that, if the price paid by the winner was lower than the price for using the frequencies, the difference should be paid by the winner. In November 2014, after legal discussions between GVT and ANATEL, REFIS was granted with a discount of R$16,217, with a balance payable of R$18,530, and 15% thereof were settled (R$ 2,780), with the remaining balance to be paid in 30 installments. Balance payable at December 31, 2015 totaled R$10,843.

23)  EQUITY

a) Capital

Primary Offering of Shares

Due to the Primary Offering of Shares, ended on May 6, 2015, the Company’s Board of Directors approved capital increases within the limits of its authorized capital provided for in Article 4 of the Company's Bylaws with the exclusion of preemptive rights of the existing shareholders, under Article 172 of Law No. 6404 / 76, as follows:

•       At a meeting held on April 28, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$ 15,812,000, through the issue of 121,711,240 registered book-entry common shares with no par value for unit issue price of R$38.47 and 236,803,588 registered book-entry preferred shares with no par value for unit  issue price of R$47.00, both issued by the Company. Accordingly, the Company’s capital rose from R$37,798,110 to R$53,610,110, divided into 503,046,911 common and 978,737,161 preferred shares.

•       At a meeting held on April 30, 2015, the Company’s Board of Directors unanimously approved a capital increase of R$ 295,285, through the issue of 6,282,660 preferred registered, book-entry common shares with no par value at the unit issue price of R$ 47.00. Accordingly, the Company's capital increased from R$ 53,610,110 to R$ 53,905,395, and is divided into 503,046,911 common and 985,019,821 preferred shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Incorporation of GVTPart. shares

The Special Shareholders’ Meeting held on May 28, 2015, approved a capital increase of R$ 9,666,021, through the issue of 68,597,306 common and 134,320,885 preferred book-entry, no-par-value Company shares due to the incorporation of GVTPart. shares. Accordingly, the Company's capital increased from R$ 53,905,395 to R$ 63,571,416, divided into 571,644,217 common 1,119,340,706 preferred shares.

Company share swap transactions between Telefónica and FrHolding108

On June 24, 2015, there was conclusion of the share swap transaction ("swap") between Telefónica and FrHolding108, whereby FrHolding108 transferred to Telefónica 76,656,559 shares representing 4.5% of the Company's capital, being 68,597,306 common shares representing 12% of that type of shares and 8,059,253 preferred shares representing 0.72% of the shares of that type issued by the Company, in exchange of 1,110,000,000 shares representing 8.2% of the common shares of Telecom Itália, previously held by TELCO, a subsidiary of  Telefónica.

On July 29, 2015, after close of business on the New York Stock Exchange, Vivendi disposed of 67,861,632 preferred shares of the Company, representing 4% of its share capital. On the same date, the share swap transaction was concluded between Telefónica and FrHolding108, thus resulting in the transfer of 46,000,000 shares issued by Telefónica held in treasury to FrHolding108, in exchange for 58,400,000 preferred shares issued by the Company and held by FrHolding108, transferred to Telefónica. As such, Telefónica’s equity interest in the Company increased by 5.2% in relation to total preferred shares and 3.5% in relation to the Company's total share capital. On the other hand, equity interest of FrHolding108 in the Company was reduced in the same proportion and therefore, as from such date, FrHolding108 no longer holds any equity interest in the Company.

Distribution of capital

Paid-in capital at December 31, 2015 and 2014 amounted to R$63,571,416 and R$37,798,110, respectively. After all the events described above, subscribed and paid-in capital is divided into shares without par value, held as follows:

At December 31, 2015

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock

Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%	73.69%
Telefónica Internacional S.A.	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%	24.12%
Telefónica S.A.	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%	29.81%
SP Telecomunicações Participações Ltda	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%	19.70%
Telefónica Chile S.A.	920,866	0.16%	15,647	0.00%	936,513	0.06%	0.06%

Noncontrolling shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%
Other shareholders	29,320,789	5.13%	415,132,117	37.09%	444,452,906	26.28%	26.31%

Total outstanding shares	569,354,053	99.60%	1,119,339,972	100.00%	1,688,694,025	99.86%	100.00%

Treasury stock	2,290,164	0.40%	734	0.00%	2,290,898	0.14%	0.00%

Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%	100.00%

Book value per outstanding share					R$ 40.60

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

At December 31, 2014

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock

Controlling Group	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.53%	330,567,016	29.38%	29.44%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%

Noncontrolling shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%
Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%	26.04%

Total outstanding shares	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.78%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per outstanding share					R$ 40.02

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,850,000,000 (one billion, eight hundred fifty million) shares. The Board of Directors is the relevant body to decide about increase in the number and consequent issuance of new shares, within the authorized capital limit.

However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased by means of a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except for cases set forth in articles 9 and 10 of the bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and item II, paragraph 1, article 17, of Law No. 6404/76.

Preferred shares will also have the right to vote if the Company fails to pay minimum dividend to which they are entitled, for three consecutive financial years. Such right shall be kept until payment of said dividend

b) Premium on acquisition of noncontrolling interests

In accordance the with accounting practices adopted in Brazil previously to the adoption of the IFRS, goodwill was recorded when shares were acquired at a higher value than their carrying amount, generated by the difference between the carrying amount of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPCs 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the controlling shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders was adjusted matched against the Company’s equity.

The balance of this account at December 31, 2015 totaled R$75,388 (R$70,448 at December 31, 2014).

c) Capital reserves

c.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefónica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder after tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at December 31, 2015 and 2014 totaled R$63,074.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

c.2) Other capital reserves

These include excess amounts in the issue or capitalization, in relation to the basic value of the share on the issue date and direct costs (net of taxes) related to capital increases. For the year ended December 31, 2015, there were the following changes in this account:

•       R$112,107, referring to cancellation of 2,332,686 shares issued by the Company, held in treasury, with 251,440 common and 2,081,246 preferred shares, as approved at the Special Shareholders’ Meeting held on March 12, 2015;

•       R$62,433, referring to direct costs (net of taxes) of Company capital increases on April 28, 2015 and April 30, 2015, arising from the Primary Offering of Shares; and

•       R$1,188,707, referring to the difference between the economic value of the merger of shares of GVTPart. and market value of shares, issued on the transaction closing date.

The balance of this account at December 31, 2015 totaled R$1,372,683 (R$2,735,930 at December 31, 2014).

c.3) Treasury stock

Company shares held in treasury at December 31, 2014 stem from the following processes: i) merger of TDBH (in 2006); ii) merger of Vivo Participações shares (in 2011), and iii) repurchase of common and preferred shares.

On March 12, 2015, the Special Shareholders’ Meeting approved the cancellation of 2,332,686 shares issued by the Company, held in treasury, of which 251,440 are common and 2,081,246 are preferred shares, represented by R$112,107.

The acquisition and merger of shares of GVTPart., on June 30, 2015, ended the term for shareholders to express their dissent in relation to the acquisition of GVTPart. (Note 4), as well as the incorporation of GVTPart. shares by the Company, with the consequent conversion of GVTPart. into wholly-owned subsidiary of the Company (“Operation”). Common and preferred Company shareholders who dissented from the decision taken at the Special Shareholders’ Meeting had the right to withdraw from the Company through reimbursement of the value of shares from proven holders on September 19, 2014 (inclusive), as disclosed in the Notice to Shareholders dated September 25, 2014.

Due to the Operation above, the Company paid R$87,805 to shareholders that exercised the right to dissent, including the case of shareholders that requested preparation of a special balance sheet, representing 2,290,989 shares, with 2,290,164 common and 734 preferred.

The balance of this account at December 31, 2015 totaled R$87,805 (R$112,107 at December 31, 2014).

d) Income reserves

d.1) Legal reserve

This legal reserve is set up by allocation of 5% of the net income for the year, up to the limit of 20% of the paid-up capital. Legal reserve will only be used to increase capital and offset accumulated losses.

The balance of this account at December 31, 2015 totaled R$1,703,643 (R$1,532,630 at December 31, 2014).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

d.2) Special Reserve for Expansion and Modernization

In accordance with Article 196 of Law 6,404/76 and, based on capital budget to be submitted for consideration and approval by the General Meeting of Shareholders ("AGO") on December 31, 2015, the Company established a special reserve for expansion and modernization in the amount of R$ 700,000, which will be used as part of the capital budget for the 2016 exercise.

The balance of this item as of December 31, 2015 was R$ 700,000.

d.3) Tax incentive reserve

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, referring to credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area.

The portion of profit subject to the incentive was excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2015 totaled R$6,928 (R$1,849 at December 31, 2014).

e) Dividend and interest on equity

Additional dividends for 2014

On January 30, 2015, the Company’s Board of Directors approved distribution of interim dividends in the amount of R$2,750,000, based on profits posted at December 31, 2014, corresponding to R$2.296522661346 per common and R$2.526174927480 per preferred share.

The payment of these dividends amounting to R$855,405 and R$1,894,595 was made on June 12, 2015 and December 9, 2015, respectively, with individual payment to the shareholders, based on their equity interest contained in Company records at the end of and including February 10, 2015.

On April 9, 2015, the General Shareholders’ Meeting (GSM) approved the allocation of additional proposed dividends for 2014, which had not yet been distributed, amounting to R$ 18,592, equivalent to R$ 0.015526054057 and R$ 0.017078659463 per common and preferred share, respectively, to holders of common and preferred shares that were registered in the Company's records at the end of that day. The payment of these dividends was made on December 9, 2015, with individual payment to the shareholders, based on their equity interest contained in Company records at the end of and including February 10, 2015.

The balance of this proposed additional dividend at December 31, 2014 was R$2,768,592.

Interim dividend and interest on equity – 2015 and 2014

In 2015 and 2014, the Company allocated interim dividends and interest on equity, which were imputed to mandatory minimum dividends, as follows:

2015

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

Dividends	5/12/15	4/25/15	Up to 12/31/16	85,608	184,392	270,000	-	-	-	0.170179	0.187196
IOE	5/12/15	4/25/15	Up to 12/31/16	163,289	351,711	515,000	138,796	298,954	437,750	0.275910	0.303501
IOE	7/20/15	7/31/15	Up to 12/31/16	69,880	151,120	221,000	59,398	128,452	187,850	0.104325	0.114757
IOE	8/20/15	8/31/15	Up to 12/31/16	74,939	162,061	237,000	63,698	137,752	201,450	0.111878	0.123065
IOE	9/18/15	9/30/15	Up to 12/31/16	46,481	100,519	147,000	39,509	85,441	124,950	0.069392	0.076332
IOE	10/19/15	10/30/15	Up to 12/31/16	27,902	60,098	88,000	23,717	51,083	74,800	0.041541	0.045695
IOE	11/19/15	11/30/15	Up to 12/31/16	74,510	160,490	235,000	63,334	136,417	199,750	0.110934	0.122027
IOE	12/17/15	12/30/15	Up to 12/31/16	96,047	206,878	302,925	81,640	175,846	257,486	0.142998	0.157298
Total				638,656	1,377,269	2,015,925	470,091	1,013,945	1,484,036

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

2014

	Dates			Gross amount			Net value			Amount per share (a)
Nature	Approval	Credit	Beginning of payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	7/18/14	7/31/14	12/19/14	94,899	203,101	298,000	80,664	172,636	253,300	0.211530	0.232683
IOE	8/18/14	8/29/14	12/19/14	95,340	204,045	299,385	81,039	173,438	254,477	0.212513	0.233765
IOE	9/19/14	9/30/14	12/19/14	79,666	170,501	250,167	67,716	144,926	212,642	0.177577	0.195334
IOE	10/20/14	10/31/14	6/12/15	97,374	208,398	305,772	82,768	177,138	259,906	0.217047	0.238752
IOE	11/17/14	11/28/14	6/12/15	147,522	315,725	463,247	125,394	268,366	393,760	0.328828	0.361711
IOE	12/18/14	12/30/14	6/12/15	151,402	324,027	475,429	128,692	275,423	404,115	0.337475	0.371223
Total				666,203	1,425,797	2,092,000	566,273	1,211,927	1,778,200

(a)  The amounts of IOE are calculated and stated net of Withholding Income Tax (IRRF).

Dividends and IOE – 2015 and 2014

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2015 and 2014:

	2015	2014
Net income for the year	3,420,249	4,936,659
Allocation to legal reserve	(171,013)	(246,833)
Total	3,249,236	4,689,826
(-) Tax incentives - not distributable	(5,079)	(150)
Adjusted net income	3,244,157	4,689,676

Dividend and IOE distributed for the year:	2,015,925	2,092,000
Interest on equity (gross)	1,745,925	2,092,000
Interim dividends	270,000	-
Income available to be distributed	1,228,232	2,597,676
(+) Prescribed equity instruments	494,001	207,442
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	264,990	(36,526)
Proposed additional dividend	1,987,223	2,768,592

Proposal for Distributions:
Profits available for distribution to Reserve of Modernization and Expansion	700,000	-
Additional dividends payment to shareholders	1,287,223	2,768,592
Total	1,987,223	2,768,592

Mandatory minimum dividend - 25% of adjusted net income	811,039	1,172,419

The manner proposed by management for payment of dividends was:

For 2015: The remaining unallocated balance of net income for the year ended December 31, 2015, amounting to R$1,228,232, plus prescribed equity instruments in 2015 amounting to R$494,001 and other comprehensive income amounting to R$264,990, totaling R$1,987,223. The amount of R$ 700,000 were classified as "Special Reserve for Expansion and Modernization" and R$ 1,287,223 were classified as additional proposed dividends in accordance with the management proposal for allocation of income for the year, which will be submitted for approval of the Annual Shareholders’ Meeting.

For 2014: The remaining unallocated balance of net income for the year ended December 31, 2014, amounting to R$2,597,676, plus prescribed equity instruments  in 2014, amounting to R$207,442, and less other comprehensive income amounting to (R$36,526), totaling R$2,768,592, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which was submitted and approved at the Annual Shareholders’ Meeting held on April 9, 2015.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Total proposed for deliberation - per share	2015	2014
Common shares	0,714874	2,312048
Preferred shares (1)	0,786362	2.543253

(1) 10% higher than the amount allocated to each common share, under article 7 of the Company Articles of Incorporation.

Interest on equity

As proposed by management, IOE was paid to shareholders in 2014 and 2013 pursuant to article 9 of Law No. 9249/95, net of withholding tax, as follows:

	2015	2014
Interest on equity, gross	2,015,925	2,092,000
Common shares	638,656	666,203
Preferred shares	1,377,269	1,425,797
Withholding income tax (IRRF)	(261,889)	(313,800)
Interest on equity, net	1,754,036	1,778,200

Exempt shareholders received full IOE, free from withholding income tax.

Unclaimed dividends and interest on equity

Pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE upon expiration to equity.

For the years ended December 31, 2015 and 2014, the Company reversed unclaimed dividends and interest on equity amounting to R$137,273 and R$207,442, respectively, which were included in calculations for Company dividend resolutions.

f) Other Comprehensive Income

Financial instruments available for sale: These refer to changes in fair value of financial assets available for sale.

Derivative transactions: These refer to the effective part of cash flow hedges until balance sheet date. The variation is particularly due to realization of derivatives related to acquisition and payment of GVTPart. in May 2015 (Note 4).

Currency translation difference of foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (jointly-controlled subsidiary).

Changes in other comprehensive income are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Consolitaded
	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at 12.31.13	(2,658)	6,610	12,897	16,849
Exchange variation	-	-	(551)	(551)
Inflows from futures contracts	-	221,211	-	221,211
Loss on financial assets available for sale	(5,044)	-	-	(5,044)
Balances at 12.31.14	(7,702)	227,821	12,346	232,465
Exchange variation	-	-	21,679	21,679
Losses from futures contracts included in profit or loss	-	149,931	-	149,931
Gains arising from cash flow hedge reclassified to goodwill	-	(377,373)	-	(377,373)
Loss on financial assets available for sale	(1,234)	-	-	(1,234)
Balances at 12.31.15	(8,936)	379	34,025	25,468

g) Company Share Repurchase Program

In a meeting held on December 9, 2015, Company Board of Directors, in accordance with article 17, item XV, of the Articles of Incorporation, approved the repurchase of common and preferred shares issued by the Company, under CVM Ruling No. 567, of September 17, 2015, for acquisition of common and preferred shares issued by the Company for subsequent cancellation, disposal or to be held in treasury, without decreasing capital.

Through December 31, 2015, there were no acquisitions of shares in the Company share repurchase program for shares to be held in treasury, subsequently disposed of and/or cancelled.

24)  NET OPERATING REVENUE

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Gross operating income	51,279,650	50,174,659	60,997,496	52,602,904
Telecommunications services (a)	47,616,176	47,008,672	57,063,584	49,177,953
Sale of goods and devices	3,663,474	3,165,987	3,933,912	3,424,951

Deductions from gross operating income	(17,275,881)	(17,180,972)	(20,710,681)	(17,602,935)
Telecommunications services	(15,110,632)	(15,232,475)	(18,513,027)	(15,646,015)
Taxes	(12,053,608)	(11,627,933)	(13,573,095)	(12,034,863)
Discounts granted	(3,057,024)	(3,604,542)	(4,939,932)	(3,611,152)
Sale of goods and devices	(2,165,249)	(1,948,497)	(2,197,654)	(1,956,920)
Taxes	(558,369)	(460,496)	(590,774)	(468,919)
Discounts granted and returns	(1,606,880)	(1,488,001)	(1,606,880)	(1,488,001)

Net operating income	34,003,769	32,993,687	40,286,815	34,999,969

(a)  The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2015 and 2014, totaled R$210,636 and R$154,861, respectively (Note 25).

      These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

No one customer contributed more than 10% of gross operating revenue for the years ended December 31, 2015 and 2014.

All amounts in net income are included in income and social contribution tax bases.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

25) OPERATING COSTS AND EXPENSES

	Company
	12.31.15				12.31.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(503,864)	(1,723,124)	(353,705)	(2,580,693)	(529,724)	(1,679,412)	(443,630)	(2,652,766)
Third-party services	(3,799,383)	(5,866,065)	(930,897)	(10,596,345)	(3,324,626)	(5,710,697)	(766,625)	(9,801,948)
Interconnection and network use	(2,522,227)	-	-	(2,522,227)	(3,176,072)	-	-	(3,176,072)
Publicity and advertising	-	(953,845)	-	(953,845)	-	(940,952)	-	(940,952)
Rent, insurance, condominium and connection media (a)	(1,822,030)	(131,576)	(184,078)	(2,137,684)	(1,550,111)	(140,912)	(173,720)	(1,864,743)
Taxes, charges and contributions	(1,526,430)	(3,851)	(62,573)	(1,592,854)	(1,669,844)	(3,128)	(39,950)	(1,712,922)
Estimated impairment losses of trade accounts receivable	-	(1,016,816)	-	(1,016,816)	-	(832,184)	-	(832,184)
Depreciation and amortization (b)	(4,381,418)	(925,142)	(351,086)	(5,657,646)	(4,045,175)	(893,901)	(334,180)	(5,273,256)
Cost of goods sold	(2,431,606)	-	-	(2,431,606)	(1,944,548)	-	-	(1,944,548)
Material, other costs and expenses	(75,795)	(180,729)	(5,539)	(262,063)	(46,214)	(201,985)	(15,477)	(263,676)
Total	(17,062,753)	(10,801,148)	(1,887,878)	(29,751,779)	(16,286,314)	(10,403,171)	(1,773,582)	(28,463,067)

	Consolidated
	12.31.15				12.31.14
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(813,612)	(1,939,493)	(468,557)	(3,221,662)	(549,353)	(1,684,431)	(445,483)	(2,679,267)
Third-party services	(5,300,820)	(6,183,609)	(1,044,272)	(12,528,701)	(4,024,576)	(5,703,257)	(795,288)	(10,523,121)
Interconnection and network use	(2,595,894)	-	-	(2,595,894)	(3,176,278)	-	-	(3,176,278)
Publicity and advertising	-	(1,102,458)	-	(1,102,458)	-	(940,952)	-	(940,952)
Rent, insurance, condominium and connection media (a)	(2,051,055)	(156,663)	(186,691)	(2,394,409)	(1,556,418)	(140,912)	(173,688)	(1,871,018)
Taxes, charges and contributions	(1,616,920)	(5,264)	(65,599)	(1,687,783)	(1,692,116)	(3,128)	(39,482)	(1,734,726)
Estimated impairment losses of trade accounts receivable	-	(1,230,675)	-	(1,230,675)	-	(896,336)	-	(896,336)
Depreciation and amortization (b)	(5,269,588)	(1,181,216)	(364,147)	(6,814,951)	(4,067,310)	(893,900)	(334,379)	(5,295,589)
Cost of goods sold	(2,597,088)	-	-	(2,597,088)	(2,107,068)	-	-	(2,107,068)
Material, other costs and expenses	(100,099)	(206,099)	(13,193)	(319,391)	(49,556)	(203,809)	(15,483)	(268,848)
Total	(20,345,076)	(12,005,477)	(2,142,459)	(34,493,012)	(17,222,675)	(10,466,725)	(1,803,803)	(29,493,203)

(a)  The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2015 and 2014, totaled R$210,636 and R$154,861, respectively (Note 24).

(b)  The 2015 amounts include R$37.626 related to PIS and COFINS noncumulative.

26)  OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Recovered fines and expenses	479,354	390,377	538,239	418,139
Provision for labor, tax and civil contingencies, net	(961,158)	(773,707)	(1,057,794)	(775,390)
Net income (loss) upon asset disposal / loss	24,590	(15,599)	(4,512)	(10,266)
Other income (expenses)	(13,678)	(28,166)	(30,138)	(30,220)
Total	(470,892)	(427,095)	(554,205)	(397,737)

Other operating income	503,944	482,788	538,239	510,628
Other operating expenses	(974,836)	(909,883)	(1,092,444)	(908,365)
Total	(470,892)	(427,095)	(554,205)	(397,737)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

27) FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Financial Income
Gain from short term investments	719,755	539,738	832,872	629,476
Interest income (customers, taxes and others)	74,044	119,958	87,023	119,661
Gain on derivative transactions	2,220,966	641,296	2,910,914	641,296
Foreign exchange gain on loans and financing	128,304	153,953	203,754	153,953
Other gains with foreign exchange variation and monetary restatements	528,047	286,620	569,698	288,854
Other financial income	92,761	127,766	124,404	150,146
Total	3,763,877	1,869,331	4,728,665	1,983,386

Financial Expense
Loan, financing, debenture and finance lease charges	(786,963)	(738,980)	(921,019)	(738,980)
Foreign exchange loss on loans and financing	(415,977)	(338,108)	(1,365,133)	(338,108)
Loss on derivative transactions	(1,883,445)	(542,967)	(2,011,855)	(542,967)
Interest expense (financial institutions, provisions, trade accounts payable, taxes and other)	(203,765)	(182,059)	(216,729)	(184,010)
Other losses with foreign exchange variation and monetary restatements	(655,268)	(377,338)	(704,438)	(389,132)
IOF, Pis, Cofins and other financial expenses	(293,776)	(161,978)	(357,669)	(152,184)
Total	(4,239,194)	(2,341,430)	(5,576,843)	(2,345,381)

28) INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with the trial balances for tax-reduction/tax-suspension purposes.  Taxes calculated on profits until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense to statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the years ended December 31, 2015 and 2014.

	Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Income before taxes	4,054,307	4,374,054	4,393,456	4,753,974
Income and social contribution tax expenses – at 34%	(1,378,464)	(1,487,178)	(1,493,775)	(1,616,351)
Permanent and temporary differences
Equity pickup, net of interest on equity received effects	247,236	252,493	692	2,360
Expired dividends	(6,552)	(17,860)	(6,552)	(17,860)
Temporary differences of subsidiaries
Non-deductible expenses, gifts, incentives	(128,170)	(118,968)	(139,752)	(122,353)
Deferred tax adjustments – Law No. 12973/14 (a)	-	1,195,989	-	1,195,989
Tax benefit related to interest on equity allocated	593,615	711,280	593,615	711,280
Other (additions) exclusions	38,277	26,849	72,565	29,620
Tax (expense) benefit	(634,058)	562,605	(973,207)	182,685

Effective rate	15.6%	-12.9%	22.2%	-3.8%
Current income and social contribution taxes	(457,008)	(293,275)	(939,500)	(567,014)
Deferred income and social contribution taxes	(177,050)	855,880	(33,707)	749,699

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

(a)  After Law No. 12973 came into force (Provisional Executive Order No. 627/13), published on May 14, 2014, the Company reviewed the tax bases for certain intangible assets resulting from business combinations, representing a positive net effect on deferred  income and social contribution taxes amounting to R$1,195,989 for the year ended December 31, 2014.

Breakdown of the changes in components of deferred income and social contribution taxes on temporary differences is shown in Note 8.2.

29) EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the year.  The transactions that generated the issue of common and preferred Company shares over the years ended December 31, 2015 and 2014 are detailed in Note 23.

The table below sets out the calculation of earnings per share for the years ended December 31, 2015 and 2014:

	Company
	12.31.15	12.31.14
Net income for the year attributed to shareholders:	3,420,249	4,936,659
Common	1,083,911	1,572,094
Preferred	2,336,338	3,364,565

Number of shares:	1,491,131	1,123,269
Weighted average of outstanding common shares for the year	503,842	381,335
Weighted average of outstanding preferred shares for the year	987,289	741,934

Basic and diluted earnings per share:
Common shares	2.15	4.12
Preferred shares	2.37	4.53

30) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances of assets and liabilities with related parties arise from transactions with companies related with the controlling group, which were performed at prices and under the conditions agreed by the parties, as under:

a)   Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Digital TV services provided by Media Networks Latino América;

c) Lease and maintenance of safety equipment provided by Telefônica Inteligência e Segurança Brasil;

d) Corporate services passed through at the cost effectively incurred on those services;

e) Systems development and maintenance services provided by Telefónica Global Technology;

f) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

g) Administrative management services (financial service, property, accounting and human resources) provided by Telefônica Serviços Empresariais do Brasil;

h) Logistics and courier services provided by Telefônica Transportes e Logística. In 2015, the amounts refer to the period from January to October 2015, when this company was acquired by TData;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

i) Content provider services rendered by Terra Networks Brasil;

j) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

k) Long-distance calls and international roaming services provided by companies of Telefónica Group;

l) Refund of expenses and sundry expenses paid by the Company to be refunded by companies of the Telefónica Group;

m) Brand Fee, for the assignment of rights to use the brand paid to Telefónica;

n) Stock option plan to employees of the Company and subsidiaries, linked to the acquisition of Telefónica shares;

o) Cost Sharing Agreement (CSA) for the reimbursement of expenses relating to digital business to Telefónica International and Telefónica Digital.

p) Lease of buildings to companies of the Telefónica Group;

q) Financial Clearing House Roaming, inflows of funds for payments and receipts derived from roaming operation between companies of the group by Telfisa.

r) Web-based learning integrated solutions.

s) Factoring transactions, line of credit for services provided by Group suppliers.

t) Social Investment to Fundação Telefônica, using innovative technologies to enhance learning and knowledge, contributing to personal and social development.

u) Tube network use right assignment agreements, optical fiber tube lease services, right-of-way occupation agreements with various highway concessionaires provided by AIX.

v) Plataforma Adquira Sourcing, web-based solution for negotiating purchase and sale of all kinds of goods and services provided by Telefónica Compras Electrónicas;

x) Digital Media; services related to sale and exploitation of in-store and outdoor Digital Marketing provided by Telefônica On The Spot Soluções Digitais Brasil;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

A summary of balances with related parties is as follows:

		Balance sheet - Assets
		At 12.31.15				At 12.31.14
		Current assets			Noncurrent assets	Current assets		Noncurrent assets
Parent	Type of transaction	Cash and cash equivalents	Trade accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Companies
SP Telecomunicações Participações	l)	-	16	3,984	532	71	12,798	4,082
Telefónica Internacional	d) / l)	-	-	124,775	-	-	877	13,264
Telefónica	l)	-	-	3,248	6	-	2,339	-
		-	16	132,007	538	71	16,014	17,346
Other companies of the Group
Telefónica USA	j)	-	4,909	-	-	4,114	-	-
Telefónica Chile	k)	-	-	837	-	-	2,506	-
Telefónica Peru	k)	-	912	-	-	485	-	-
Telefônica Engenharia de Segurança do Brazil	a) / d) / l)	-	301	569	350	602	608	350
Telefónica International Wholesale Services Brazil	a) / d) / k / l)	-	10,416	172	76	5,633	476	76
Telefónica International Wholesale Services Espanha	j) / k)	-	117,356	-	-	60,696	-	-
Telefónica Moviles Del Espanha	k)	-	15,555	-	-	6,464	-	-
Telefônica Serviços Empresariais do Brazil	a) / d) / l) / p)	-	4,357	1,681	3,236	2,889	517	743
Telefônica Transportes e Logistica	a) / d) / l) / p)	-	-	-	-	678	169	84
Terra Networks Brazil	a) / d) / l)	-	4,651	7,440	46	4,483	7,434	19
Telefónica Global Technology	l)	-	1,934	9,353	-	1,315	6,458	-
Telefônica Digital España	l)	-	-	-	-	-	-	15,921
Telefônica Learning Services Brazil	a)	-	58	-	-	84	-	-
Telefônica On The Spot Soluções Digitais Brazil	a) / l)	-	398	6	-	184	4	-
Companhia AIX de Participações	a)	-	8	-	-	35	-	-
Telefônica Factoring do Brazil	a) / d)	-	4	4	13	6	4	29
Colombia Telecomunicaciones S.A. ESP	k)	-	1,932	4,827	-	1,611	3,661	-
Wayra Brazil Aceleradora de Projetos	a) / d) / l)	-	72	3	515	173	3	120
Telefónica Moviles Argentina	k)	-	2,057	-	-	838	-	-
Telefónica Moviles Del Chile	k)	-	8,708	417	-	7,197	316	-
Pegaso PCS	k)	-	5,175	-	-	3,534	-	-
Otocel	k)	-	123	-	-	339	-	-
Telefónica Moviles Del Uruguay	k)	-	916	-	-	222	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	-	15,615	-	-	7,419	-	-
T.O2 Germany GMBH CO. OHG	k)	-	6,811	-	-	3,778	-	-
Telcel Telecom. Celulares C. A.	k)	-	2,530	-	-	521	-	-
Telefónica Moviles Panama	k)	-	1,137	-	-	862	-	-
MFS Serviços de Meios de Pagamento	a) / d)	-	53	6	-	46	6	-
Telfisa	q)	99,609	-	-	-	-	-	-
Other	a) / d) / k) / l)	-	953	67	145	769	65	113
		99,609	206,941	25,382	4,381	114,977	22,227	17,455
Total		99,609	206,957	157,389	4,919	115,048	38,241	34,801

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

		Balance sheet - Liabilities
		At 12.31.15			At 12.31.14
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Parent	Type of transaction	Suppliers and trade accounts payable	Other liabilities	Other liabilities	Suppliers and trade accounts payable	Other liabilities	Other liabilities
Companies
SP Telecomunicações Participações	l)	-	-	57	3,759	2,062	6,029
Telefónica Internacional	l) / o)	63,280	-	-	59,069	-	-
Telefónica	l) m) / n)	898	86,596	-	271	86,081	13,522
		64,178	86,596	57	63,099	88,143	19,551
Other companies of the Group
Telefónica USA	f)	17,786	122	202	-	77	137
Telefónica Peru	k)	2,894	-	-	553	-	-
Telefônica Engenharia de Segurança do Brazil	c)	5,234	-	8	3,281	-	8
Telefónica International Wholesale Services Brazil	d) / f) / l)	35,299	1,673	378	67,304	1,470	378
Telefónica International Wholesale Services Espanha	f) / k)	16,501	19,208	-	46,271	6,638	-
Telefónica Moviles Del Espanha	k)	14,437	-	-	6,859	-	-
Telefônica Serviços Empresariais do Brazil	g) / l)	1,904	2,115	1,745	7,000	24	560
Telefônica Transportes e Logistica	h)	-	-	-	20,816	270	259
Terra Networks Brazil	i)	5,647	78	769	2,439	78	769
Telefónica Global Technology	e)	14,071	-	-	12,950	-	-
Telefônica Digital España	o)	30,311	-	-	18,570	590	-
Media Networks Latina America SAC	b)	45,866	-	-	18,128	-	-
Telefônica Learning Services Brazil	r)	10,607	-	-	7,597	-	-
Telefônica On The Spot Soluções Digitais Brazil	x)	1,213	-	-	55	-	-
Companhia AIX de Participações	u)	1,601	-	-	-	-	-
Telefônica Factoring do Brazil	s)	-	8,400	-	-	232	-
Colombia Telecomunicaciones S.A. ESP	k)	1,500	-	-	1,238	-	-
Telefónica Compras Electrónicas	v)	14,738	-	-	-	-	-
Telefónica Moviles Argentina	k)	8,027	-	-	5,839	-	-
Telefónica Moviles Del Chile	k)	9,758	-	-	6,627	-	-
Pegaso PCS	k)	354	-	-	641	-	-
Otocel	k)	3,056	-	-	974	-	-
Telefónica Moviles Del Uruguay	k)	1,342	-	-	914	-	-
Telefonica UK LTD.(O2 UK LTD)	k)	4,800	-	-	2,918	-	-
T.O2 Germany GMBH CO. OHG	k)	991	-	-	742	-	-
Telcel Telecom. Celulares C. A.	k)	416	-	-	338	-	-
Telefónica Moviles Panama	k)	362	-	-	339	-	-
MFS Serviços de Meios de Pagamento	l)	75	-	-	19	-	-
Telefonica Global Roaming	k)	2,744	-	-	-	-	-
Other	k) / t)	599	22	613	3,573	5	614
		252,133	31,618	3,715	235,985	9,384	2,725
Total		316,311	118,214	3,772	299,084	97,527	22,276

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

		Income statements
Parent	Nature of transactions	12.31.15	12.31.14
Companies
SP Telecomunicações Participações	d) / l)	(240)	(18,292)
Telefónica Internacional	d) / l) / o)	120,575	113,349
Telefónica	l) / m) / n)	(372,167)	(337,975)
		(251,832)	(242,918)
Other companies of the Group
Telefónica USA	f) / j)	(12,917)	1,692
Telefónica Chile	k)	215	(56)
Telefónica Peru	k)	(3,190)	(793)
Telefônica Engenharia de Segurança do Brazil	a) / c) / d) / l)	(24,660)	(6,787)
Telefónica International Wholesale Services Brazil	a) / d) / f) / l)	(237,529)	(190,702)
Telefónica International Wholesale Services Espanha	f) / j) / k)	66,101	10,800
Telefónica Moviles Del Espanha	k)	(885)	(2,464)
Telefônica Serviços Empresariais do Brazil	a) / d) / g) / l) / p)	(6,468)	(59,523)
Telefônica Transportes e Logistica	a) / d) / h) / l)/ p)	(53,657)	(78,500)
Terra Networks Brazil	a) / d) / i) / l)	(20,123)	6,323
Telefónica Global Technology, S.A.U.	e) / l)	(9,456)	(20,351)
Telefônica Digital España	l) / o)	(52,296)	(3,446)
Media Networks Latina America SAC	b) / l)	(39,234)	868
T. learning Services Brazil	a) / r)	(44,685)	(17,648)
Telefônica On The Spot Soluções Digitais Brazil	a) / l) x)	(1,276)	658
Companhia AIX de Participações	a) / u)	(19,184)	(18,417)
Telefônica Factoring do Brazil	a) / d) / s)	124	999
Fundação Telefônica	a) / d) / l) t)	(10,283)	(11,445)
Colombia Telecomunicaciones S.A. ESP	k)	(188)	(481)
Telefónica Compras Electrónicas	v)	(13,692)	(2,549)
Wayra Brazil Aceleradora de Projetos	a) / d) / l)	3,336	5,359
Telefónica Moviles Argentina	k)	(7,675)	(1,003)
Telefónica Moviles Del Chile	k)	(3,405)	(403)
Pegaso PCS	k)	(2,503)	(1,642)
Otocel	k)	(635)	(107)
Telefónica Moviles Del Uruguay	k)	(1,705)	(1,854)
Telefonica UK LTD.(O2 UK LTD)	k)	854	(379)
T.O2 Germany GMBH CO. OHG	k)	(1,412)	(2,611)
Telcel Telecom. Celulares C. A.	k)	1,920	168
Telefónica Moviles Panama	k)	(480)	(331)
MFS Serviços de Meios de Pagamento	a) / d) / l)	(2,295)	(19)
Telefonica Global Roaming	k)	(3,981)	-
Other	a) / d) / k) / l)	(132)	(14,682)
		(501,396)	(409,326)
Total		(753,228)	(652,244)

Management compensation

Consolidated key management personnel compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2015 and 2014 totaled R$82,582 and R$22,174, respectively. Out of this amount, R$40,328 (R$16,793 at December 31, 2014) correspond to salaries, benefits and social charges and R$42,254 (R$5,381 at December 31, 2014) to variable compensation.

These amounts were recorded as expenses with personnel under the General and administrative expenses (Note 25).

For the years ended December 31, 2015 and 2014, the Company’s Directors and Officers did not receive any pension, retirement pension or other similar benefits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

31)  INSURANCE COVERAGE

The policy of the Company and its subsidiaries, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica corporate program guidelines. Risk assumptions adopted, given their nature, are not included in financial statement audit scope and, as a result, were not reviewed by our independent auditor.

At December 31, 2015, maximum limits of claims (established pursuant to the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$850,000 for operational risks (with loss of profit) and R$75,000 for general civil liability.

32)  SHARE-BASED PAYMENT PLANS

The Company's controlling shareholder, Telefónica, has different share-based payment plans based on the share quotes, which were also offered to management and employees of its subsidiaries, among which, Telefónica Brasil and its subsidiaries.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company and its subsidiaries refund Telefónica for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2015 are detailed below:

a)     Performance & Investment Plan (“PIP”)

The General Shareholders' Meeting of Telefónica, held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica shares.

Participants of the plan do not need to pay for the shares initially granted to them and may increase the number of shares possible to be received by the end of the plan if they decide for a joint investment in their PIP.  Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica.  On participant’s co-investment, Telefónica will increase initial shares by 25%.

Initially, the plan is expected to remain effective for 3 years.  The cycles are independent of one another. The number of shares is reported at the beginning of the cycle and, after 3 years from grant date, shares are transferred to the participant if goals are achieved.

Issuance of shares is conditional upon:  (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on the comparison of the growth in shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

In 2014, extension of this program for other 3 cycles of 3 years each was approved, beginning on October 1, 2014 until September 30, 2017. The number of shares is informed at the beginning of the cycle and after the period of 3 years from the granting date, also shares are transferred to participants if the TSR target is achieved.

The 2012-2015 cycle was completed in June 2015, achieving the TSR target. Sixty eight (68) Company executives obtained the right to receive 258,552 Telefónica shares.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The next share distributions are scheduled as follows:

•       The 2013-2016 cycle takes place in June 2016 with 72 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 274,572 Telefónica shares.

•       The 2014-2017 cycle takes place in September 2017, with 77 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 368,983 Telefónica shares.

•       The 2015-2018 cycle takes place in September 2018, with 128 Company executives (including two executives appointed under the terms of the Company’s Articles of Incorporation), holding the right to potentially receive 771,058 Telefónica shares.

The maximum number of outstanding shares attributed to cycles open at December 31, 2015 is as follows:

Cycles	Initial number of shares + Co-investment (Executive assets)	Par value in Euros - Share price as of 12.31.15	Final date
3rd cycle - July 1, 2013	274,572	10.24	June 30, 2016
4th cycle - October 1, 2014	368,983	10.24	September 30, 2017
5th cycle - October 1, 2015	771,058	10.24	September 30, 2018

b)    Talent for the Future Share Plan (“TFSP”)

The General Shareholders' Meeting of Telefónica, held in 2014, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executives at global level, by granting them Telefónica shares.

The participants do not have to pay for the shares initially attributed to them.  Initially, the plan is expected to remain effective for 3 years.  The cycle began on October 1, 2014 and will be effective to September 30, 2017. The number of shares is reported at the beginning of the cycle and, after three years from grant date, shares are transferred to the participant if goals are achieved.

Issuance of shares is conditional upon:  (i) maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan. The level of success is based on the comparison of the growth of shareholder return considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs of companies in the predefined Comparison Group.

The maximum number of outstanding shares attributed to the first and second cycles at December 31, 2015 is as follows:

Cycles	Initial number of shares + Co-investment (Executive assets)	Par value in Euros - Share price as of 12.31.15	Final date
1st cycle - October 1, 2014	66,500	10.24	September 30, 2017
2nd cycle - October 1, 2015	81,000	10.24	September 30, 2018

c)     Global Employee Share Plan (“GESP”)

At the Telefónica General Shareholders’ Meeting held on May 30, 2014, a share purchase plan under tax incentive was approved, intended for employees of Telefónica Group at the international level, including the employees of the Company and its subsidiaries. This plan offers the possibility of acquiring Telefónica shares with the commitment of the latter to deliver free of charge to participants a given number of its shares, whenever certain requirements are met.

Initially, the plan was expected to remain effective for 2 years.  Employees enrolled with the plan could acquire Telefónica shares through monthly contributions from €25 to €150 (or the equivalent in local currency), in the maximum amount of €1,800 over a 12-month period (purchase period).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Shares will be granted after the plan’s vesting period, from July 31, 2017, and is subject to: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

Changes (numbers) and weighted average prices of share-based compensation plans described above, for the years ended December 31, 2015 and 2014, are as follows:

	Consolidated
	Number / Plans
	TFSP	PIP	GESP	Total
Outstanding shares at 12.31.13	-	1,495,540	-	1,495,540
Shares granted in the year	73,500	498,890	135,659	708,049
Shares exercised in the year	-	-	(135,659)	(135,659)
Outstanding shares at 12.31.14	73,500	1,994,430	-	2,067,930
Shares granted in the year	81,000	771,058	-	852,058
Shares expired in the year	(7,000)	(1,092,323)	-	(1,099,323)
Shares exercised in the year	-	(258,552)	-	- 258,552
Outstanding shares at 12.31.15	147,500	1,414,613	-	1,562,113

	Weighted average price (Euros)
	2015		2014
	TFSP	PIP	TFSP	PIP	GESP
Outstanding shares at January 1	12.12	12.38	-	12.63	-
Shares granted in the year	12.36	12.36	12.12	12.12	12.88
Shares exercised in the year	12.36	12.36	-	-	12.88
Outstanding shares at December 31	12.36	12.36	12.12	12.38	-

The Company and its subsidiaries recognized expenses for share-based payment plans described above, if applicable, are recorded as personnel expenses, segregated into “Costs of services”, “Selling expenses” and “General and administrative expenses” (Note 25), corresponding to R$15,406 and R$12,038 for the years ended December 31, 2015 and 2014.

33)  POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows:

Plan	Type	Entity	Sponsor

PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

CTB	Defined benefit (DB)	Telefônica Brazil	Telefônica Brazil

PBS	Defined benefit (DB) / Hybrid	VisãoPrev	Telefônica Brazil

PREV	Hybrid	VisãoPrev	Telefônica Brazil

VISÃO	Defined contribuition (DB) / Hybrid	VisãoPrev	Telefônica Brazil and Telefônica Data

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Post-retirement Health Plans

•       Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA-PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA-PCE) for retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is at the fixed percentage of 1.5% of payroll of employees covered by the PBS plans:

The position of plan assets is as of December 31, 2015 and 2014, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

Sistel’s ordinary Deliberative Board’s Meeting of September 30, 2015, approved the setting up of a compensation and solvency fund, formed by the resources of the special reserve of the PBS-A plan,  to cover exclusively PAMA’s financial insufficiency, for the sole purpose of abiding by a final unappealable court decision. This court ruling obliges sponsors (including the Company) to maintain the PAMA plan with the original coverage conditions and renegotiate the existing deficit.

In function of the extinction of the deficit related to the PAMA, the Company wrote-off the actuarial liability related to PAMA in the amount of R$430,335, matched against other comprehensive income (R$284,021 net of taxes).

•       Health care plan – Law No. 9656/98

The Company manages and individually sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as follows:

a)     Retirees and their dependents: Retirees that have contributed for more than ten years may keep the plan for as long as they wish, as long as making contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan. When the contribution period is shorter than ten years, every year of contribution will entitle participants to stay one year in the plan after retirement, as long as making contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan.

b)    Dismissed employees and their dependents: Dismissed employees may continue participating in the plan for a period equivalent to one third of the time during which they contributed as active employees.    The benefit period must follow the minimum limit of six months and the maximum limit of two years, as long as participants make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies to ensure their permanence in the plan.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies. Implementation of the tables shall be made gradually, at the following percentages: 1st year - 60% of the table amount; 2nd year - 68% of the table amount; 3rd year - 77% of the table amount; 4th year - 88% of the table amount; and 5th year - 100% of the table amount.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Post-Employment Pension Plans

•       PBS Assisted Plan (PBS-A)

The PBS Assisted plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás system. The plan is subject to funding by sponsors in case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS Assisted plan comprises assisted participants of the Sistel Benefit Plan (PBS) who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

Although the PBS Assisted plan has assets in excess of actuarial liabilities at December 31, 2015 and 2014, such surplus was not recognized due to lack of legal provision in relation to refund thereof, in addition, since it is not a contributive plan, it is not possible to make any deduction from future contributions.

The position of plan assets is as of December 31, 2015 and 2014, respectively, and plan assets were apportioned based on the company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

Sistel’s ordinary Deliberative Board’s meeting of September 30, 2015, approved the discontinuation of the special reserve in connection with the  review of the PBS-A plan, referring to 2009, 2010 and 2011, with the consequent formation of the Compensation and Solvency Fund.

The Compensation and Solvency Fund was destined by Sistel’s Executive Board to cover PAMA financial insufficiency, exclusively to abide by a final unappealable court decision. This court ruling obliges sponsors (including the Company) to keep PAMA with the original coverage conditions and even up the existing deficit. Thereafter, Sistel must determine in the annual actuarial assessments of the PBS-A plan any existing exceeding amounts, in addition to the contingent reserve of 25%, to meet PAMA cash needs.

•       CTB Plan

The Company also individually manages and sponsors the CTB Plan, originally provided to former employees of Companhia Telefônica Brasileira (“CTB”) who were in the Company in 1977, with whom an individual retirement concession agreement was executed  to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. In the event that the former employee is deceased, the spouse will be entitled to 50% of the benefit amount upon death. These plans are closed, and no other members are admitted.

•       PBS Plans

The Company individually sponsors defined benefit retirement plans, PBS plans, managed by Visão Prev. PBS Plans include: (i) Telefônica BD Plan (former PBS Telesp plan); and (ii) PBS Telemig Celular plan.

In order to improve allocation of PBS plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the PBS plans present sustainable projection of their coverage ratio with the current investments portfolio.

Visão Prev obtained approval from the National Superintendence of Supplementary Pension  (“PREVIC”) for plan merger to simplify structures and unify regulations. On January 28, 2014, PREVIC approved merger of PBS Telesp Celular, PBS TCO and PBS Tele Leste Celular plans with thePBS Telefônica BD plan. On January 27, 2015, PREVIC approved merger of PBS Tele Sudeste Celular plan with the PBS Telefônica BD plan.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Contributions to the CTB and PBS plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan.

•       PREV Plans

The Company individually sponsors hybrid defined benefit and defined contribution retirement plans, the PREV plans, managed by Visão Prev. PREV plans include: (i) Vivoprev Plan; and (ii) Tcoprev Plan.

Contributions to PREV plans are:

Vivoprev Plan: The participant may contribute to the plan in three ways, to wit: (i) basic contribution: percentage of 0% to 8% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution: percentage of participation salary, where the sponsoring employer pays no contribution; and (iii) sporadic contribution: amount and frequency defined by the member, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Tcoprev Plan: Members may apply for three types of contribution to the plan, namely: (i) basic contribution: percentage in accordance with the member’s age, as follows: up to 25 years, from 3% to 8% of participation salary; 26 to 30 years, from 4% to 8% of participation salary; 31 to 35 years, from 5% to 8% of participation salary; 36 to 40 years, from 6% to 8% of participation salary; 41 to 45 years, from 7% to 8% of participation salary; 46 or more years, 8% of participation salary, where the sponsoring employer also contributes with an amount equivalent to the member's basic contribution; (ii) voluntary contribution: percentage of participation salary of up to 22%, chosen by the member, whose basic contribution percentage is 8%, where the sponsoring employer pays no contribution; and (iii) sporadic contribution:  an amount defined by the member, not lower than 10% of the effective amount of the maximum salary for contribution to the plan, where the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a variable contribution, on an occasional basis, calculated based on the percentage payable on payroll of the members bound to the sponsoring employer.

In order to improve allocation of Tcoprev plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the Tcoprev plan present sustainable projection of its coverage ratio with the current investments portfolio.

On September 21, 2015, PREVIC approved merger of the Tcpprev and Celprev Telemig plans with Visão Telefônica plan.

•       VISÃO Plans

The VISÃO MULTI plan and VISÃO Tgestiona plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The VISÃO plans include: i) Visão Telefônica Plan; (ii) Multi Visão Plan and (iii) Visão Tgestiona Plan.

The contributions to the VISÃO plans are the following:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Visão Telefônica Plan:  Members may apply for five types of contribution to the plan, namely:  basic contribution:  percentage of 2% on the participation salary, where the sponsoring employer also contributes with 100% of the member’s basic contribution; (ii) additional contribution:  percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) standard reference units, where the sponsoring employer also contributes with 100% of the member’s additional contribution; (iii) sporadic contribution:  full percentage chosen by the member, applicable on the participation salary, where the sponsoring employer pays no contribution; (iv) specific contribution:  full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer, where the sponsoring employer pays no contribution; and (v) supplementary contribution:  amount and frequency defined by the member, where the sponsoring employer pays no contribution.  In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Multi Visão Plan: In 2014, the Company and other sponsors signed an agreement to join the VISÃO MULTI plan, and all employees hired from that date are entitled to join this plan.  This plan has the features of the VISÃO plans, i.e. it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

Members may apply for four types of contribution to the VISÃO MULTI plan, namely:  basic contribution: percentage of 1% to 2% on the participation salary; (ii) additional contribution: percentages of 0% to 5% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan; (iii) sporadic contribution:  full percentage chosen by the member; and (iv) specific contribution: full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer.

The sponsoring employer also makes payments matching the basic and additional contributions of members, in different proportions, in accordance with the employee's employment time, as follows:  up to 4 years, contribution of 50% of the member’s contributions; from 5 to 8 years, contribution of 100% of the member’s contributions; over 8 years, contribution of 125% of the member’s contributions. For the sporadic and specific contributions, the sponsoring employer pays no contribution. In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

Visão Tgestiona Plan: The subsidiary TGLOG sponsors, together with other sponsors, the Visão Tgestiona Plan. This plan has the features of the VISÃO plans, i.e. it is a defined contribution pension plan with defined benefit components (hybrid plans), and is managed by Visão Prev.

Members may apply for four types of contribution to the Visão Tgestiona plan, namely:  basic contribution: 2% of participation salary for members joining up to 11/30/2008 and 1% of participation salary for those joining after 11/30/2008 (ii) additional contribution: Voluntary contribution at percentages of 0% to 7% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan when joining up to 11/30/2008 and percentages of 0% to 5% on the portion of the participation salary exceeding 9 (nine) Standard Reference Units of the plan when joining after 11/30/2008; (iii) specific contribution:  full percentage applicable on the bonus, profit sharing or any other payment made by the sponsoring employer; and additional contribution and (ix) additional contribution: At amounts and frequency established by member.

The sponsoring company also contributes 100% of the basic contribution and additional contribution made by members joining up to 11/30/2008. For members with that joined after 11/30/2008 the sponsoring company also contributes the basic and additional contributions of the members, at different proportions, according to the employee’s length of service, as follows: up to 5 years, contribution of 30% of the member’s contributions; from 5 to 10 years, contribution of 60% of the member’s contributions; over 10 years, contribution of 100% of the member’s contributions. For the sporadic and additional contributions, the sponsoring employer pays no contribution.  In addition to these contributions, the sponsoring employer may pay a voluntary contribution, on an occasional basis, which is divided proportionally to the member’s basic contribution.

On September 21, 2015 PREVIC approved the merger of the Visão Telerj Celular, Visão Telest Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT by the Visão Telefônica Plan.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The contributions made by the Company related to defined contribution plans totaled R$ 20,092 as of December 31, 2015 (R$ 4,830 as of December 31, 2014).

The actuarial valuation of the plans was made in December 2015 and 2014, based on the registry of members at July 31, 2015 for the plans administered by VisãoPrev and Sistel (except for the registration of the health care plan members - Law No. 9656/98, at April 30 2015), both projected for December 31, 2015 and based on the registry of members at July 31, 2014 for the plans administered by VisãoPrev and Sistel, respectively, both projected for December 31, 2014 with the projected unit credit method adopted. Actuarial gains and losses generated in each year are recognized immediately in equity (under Other comprehensive income).

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long-term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN's, LFT, LTN's, Repurchase agreements, CDBs, debentures, letters of guarantee and FIDC quotas) and equity investments (highly liquid, well regarded, large company shares and investments in market indices). Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where investments in equities are concentrated; (ii) risk events that impact the economic environment and market indices where equity investments are concentrated; and (iii) the long-term inflation rate that may erode the profitability of fixed-income investments at fixed rates.

The companies administrating post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long-term assets.

With the exception of the CTB deficit plans and the healthcare plan under Law No. 9656/98 all other plan benefits have a surplus position. The economic benefit recorded in the Company's assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus that is actually recoverable. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The following are the consolidated information from social securities plans and other post-employment benefits:

a)   Reconciliation of assets and liabilities:

					Net liabilities (assets) at 12.31.15
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
Post-retirement pension plans	1,503,966	2,178,182	(674,216)	721,123	(8,724)	55,631
Post-retirement health plans	402,927	529,485	(126,558)	156,270	-	29,712
TOTAL	1,906,893	2,707,667	(800,774)	877,393	(8,724)	85,343

					Net liabilities (assets) at 12.31.14
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
Post-retirement pension plans	1,559,008	2,647,155	(1,088,147)	1,132,969	(14,653)	59,475
Post-retirement health plans	453,344	56,690	396,654	-	-	396,654
TOTAL	2,012,352	2,703,845	(691,493)	1,132,969	(14,653)	456,129

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

b)   Total expenses recognized in the income statement:

	12.31.15			12.31.14
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
Post-retirement pension plans	2,682	4,525	7,207	2,558	2,901	5,459
Post-retirement health plans	5,720	36,763	42,483	90	34,590	34,680
TOTAL	8,402	41,288	49,690	2,648	37,491	40,139

c)   Amounts recognized in other comprehensive income (loss)

	12.31.15			12.31.14
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
Post-retirement pension plans	(87,306)	(541,596)	(628,902)	39,742	(25,210)	14,532
Post-retirement health plans	76,868	150,541	227,409	40,811	-	40,811
TOTAL	(10,438)	(391,055)	(401,493)	80,553	(25,210)	55,343

d)   Changes in amount net of liability (asset) of defined benefit, net

	Net interest on net defined benefit liability (asset) at 12.31.14	Business combinations	Expenses in 2015	Sponsor contributions for 2015	Amounts recognized in OCI	Transfer of reserves between plans	Net interest on net defined benefit liability (asset) at 12.31.15	Actuarial assets per balance sheet at 12.31.15	Actuarial liabilities per balance sheet at 12.31.15
Post-retirement pension plans	44,822	(25)	7,207	(9,136)	(628,902)	632,941	46,907	(8,724)	55,631
Post-retirement health plans	396,654	-	42,483	(3,893)	227,409	(632,941)	29,712	-	29,712
TOTAL	441,476	(25)	49,690	(13,029)	(401,493)	-	76,619	(8,724)	85,343

	Net interest on net defined benefit liability (asset) at 12.31.13	Business combinations	Expenses 2014	Sponsor contributions for 2014	Amounts recognized in OCI	Transfer of reserves between plans	Net interest on net defined benefit liability (asset) at 12.31.14	Actuarial assets per balance sheet at 12.31.14	Actuarial liabilities per balance sheet at 12.31.14
Post-retirement pension plans	31,249	-	5,459	(6,418)	14,532	-	44,822	(14,653)	59,475
Post-retirement health plans	321,193	-	34,680	(30)	40,811	-	396,654	-	396,654
TOTAL	352,442	-	40,139	(6,448)	55,343	-	441,476	(14,653)	456,129

e)   Changes in defined benefit liability

	Defined benefit liability at 12.31.14	Liability assumed after acquisition of company	Current service costs	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.15
Post-retirement pension plans	1,559,008	82	2,682	167,819	(149,994)	94	82,913	(158,638)	1,503,966
Post-retirement health plans	453,344	-	5,720	53,879	(23,550)	-	(32,368)	(54,098)	402,927
TOTAL	2,012,352	82	8,402	221,698	(173,544)	94	50,545	(212,736)	1,906,893

	Defined benefit liability at 12.31.13	Liability assumed after acquisition of company	Current service costs	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.14
Post-retirement pension plans	1,501,256	-	2,558	154,798	(135,365)	400	30,232	5,129	1,559,008
Post-retirement health plans	387,460	-	90	40,833	(19,229)	-	44,716	(526)	453,344
TOTAL	1,888,716	-	2,648	195,631	(154,594)	400	74,948	4,603	2,012,352

f)    Changes in the fair value of plan assets

	Fair value of plan assets at 12.31.14	Asset acquired on acquisition of company	Benefits paid for the year	Participants contributions paid in the year	Sponsor contributions paid in the year	Interest income on plan assets	Return on plan assets excluding interest income	Transfers of reserves between plans	Fair value of plan assets at 12.31.15
Post-retirement pension plans	2,647,155	2,083	(142,965)	94	2,106	291,069	11,581	(632,941)	2,178,182
Post-retirement health plans	56,690	-	(19,688)	-	31	22,845	(163,334)	632,941	529,485
TOTAL	2,703,845	2,083	(162,653)	94	2,137	313,914	(151,753)	-	2,707,667

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Fair value of plan assets at 12.31.13	Asset acquired on acquisition of company	Benefits paid for the year	Participants contributions paid in the year	Sponsor contributions paid in the year	Interest income on plan assets	Return on plan assets excluding interest income	Transfers of reserves between plans	Fair value of plan assets at 12.31.14
Post-retirement pension plans	2,531,703	-	(129,496)	400	549	266,241	(22,242)	-	2,647,155
Post-retirement health plans	66,267	-	(19,229)	-	30	6,243	3,379	-	56,690
TOTAL	2,597,970	-	(148,725)	400	579	272,484	(18,863)	-	2,703,845

g)   Results projected for 2016

	Current service cost	Net interest on net defined benefit liability/asset	Total
Post-retirement pension plans	2,811	5,278	8,089
Post-retirement health plans	2,761	2,986	5,747
Total	5,572	8,264	13,836

h)   Sponsoring company contributions projected for 2016

	Sponsor contributions	Benefits paid directly by the sponsor	Total
Post-retirement pension plans	2,870	6,426	9,296
Post-retirement health plans	33	15,593	15,626
Total	2,903	22,019	24,922

i)    Average weighted duration of defined benefit liability

Plan	12.31.15	12.31.14
Post-retirement pension plans	9 years	10 years
Post-retirement health plans	13.5 years	14.5 years

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

j)    Actuarial assumptions

	12.31.15
Plan	Discount rate to present value of defined benefit liability	Long term inflation rate	Future salary growth rate	Medical expense growth rate	Annual increase in use of healthcare services according to age	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS-A	12.55%	5.00%	N/A	N/A	4.00%	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PAMA / PCE	12.53%	5.00%	N/A	8.15%	4.00%	N/A	5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement	60 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

Healthcare - Law No. 9656/98	13.63%	6.00%	N/A	9.18%	From 0 to 24 years: 0,50% From 25 to 54 years: 2,00% From 55 to 79 years: 4,50% Over 80 years: 3,00%	N/A	100% aos 60 years	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 50%	Light-Fraca, down rated by 30%	Turnover experience in VISÃO plans (2011 to 2014)

CTB	12.55%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	N/A	AT-2000 Basic segregada por sexo, suavizada em 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PBS	12.56%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	57 years	AT-2000 Basic segregada por sexo, suavizada em 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PREV	12,74%, except for TCOPrev plan where rate used is 12,56%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

VISÃO	12.74%	5.00%	6.69%	N/A	4.00%	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	12.31.14
Plan	Discount rate to present value of defined benefit liability	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS-A	11.26%	N/A	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PAMA / PCE	11.31%	N/A	8.15%	N/A	5% when reaching 52 years and 10 years of contribution; 3% each subsequent year; 100% eligibility on retirement	60 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

CTB	11.22%	6.69%	N/A	5.0%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PBS	11.28%	6.69%	N/A	5.0%	N/A	57 years	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

PREV	11,17%, except for TCOPrev plan, whare a 11,29% rate is used	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, downrated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

VISÃO	11.17%	6.69%	N/A	5.0%	N/A	60 years	AT-2000 Basic segregated by gender, down-rated by 50%	RP-2000 Disabled Male	Light-Fraca, downrated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2014 as follows:

•       Long-term inflation rate  5%; and

•       Increase in medical costs by age (aging factor): 4%.

k)   Changes in actuarial assumptions for the prior year

In order to rectify some actuarial assumptions to the economic and demographic reality, a  study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The financial assumption that changed with relation to the prior year and that impacts on the defined benefit liability is the discount to present value rate of the defined benefit liability.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
Post-retirement pension plans	1,503,966	1,662,604	(158,638)
Post-retirement health plans	402,927	457,024	(54,097)
Total	1,906,893	2,119,628	(212,735)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

l)       Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumption with reasonable likelihood of  variation due to demographic and economic scenarios, which could significantly change the amount of the defined benefit obligation, is the discount rate used to adjust the defined benefit liability to present value.

Sensitivity analysis of the defined benefit liability for scenarios involving a  0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Defined benefit liability, discounted to present value at current rate	Defined benefit liability, discounted to present value considering a rate increased by 0.5%	Defined benefit liability, discounted to present value considering a rate decreased by 0.5%
Post-retirement pension plans	1,503,966	1,447,377	1,564,848
Post-retirement health plans	402,927	383,792	423,796
Total	1,906,893	1,831,169	1,988,644

m)     Allocation of plan assets

	12.31.15		12.31.14
	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	450,062	1,507,016	50,613	1,733,054
Treasury Financial Letter (LFT)	79,423	183,484	4,048	129,474
Repurchase operations	-	111,863	-	126,832
Certificate of Interbank Deposit (CDB)	-	37,333	2,029	65,914
Financial letter	-	4,638	-	5,890
Debentures	-	3,064	-	5,352
National Treasury Letter (LTN)	-	10	-	3,798
FIDC quotes / Others	-	2,824	-	3,117
Variable income investments
Investments in energy sector	-	108,479	-	197,974
Investments in food and beverage industry	-	43,865	-	100,626
Investments in aerospace sector	-	26,955	-	70,572
Investments in mining sector	-	2,055	-	5,279
Investments in other sectors (*)	-	5,409	-	6,336
Investments in market index (IBrX50)	-	-	-	11,202
Real estate investments	-	107,818	-	152,569
Loans to participants	-	26,955	-	23,524
Structured investments	-	4,516	-	3,167
				-
Investments with market value not quoted in active market:
Loans to participants	-	1,898	-	2,475

Total	529,485	2,178,182	56,690	2,647,155

(*) Investments in variable income in the following industries: oil, gas and biofuel; telephony; steel and metals; construction and engineering; sales and distribution; transportation; wood and paper; education; financial services and banks; real estate incorporation; tobacco; holdings; and others.

n)      Maturity of future benefit payments

	2016	2017	2018	2019	2020	2021 onwards	Total
Post-retirement pension plans	148,436	154,090	159,598	165,087	170,534	6,364,735	7,162,480
Post-retirement health plans	36,838	38,741	31,993	28,381	31,160	3,174,646	3,341,759
Total	185,274	192,831	191,591	193,468	201,694	9,539,381	10,504,239

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

34)  FINANCIAL INSTRUMENTS

a) Derivative Transactions

All derivative instruments held by the Company are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and its lease indexed to the IPCA, and against the risk of changes in TJLP of a portion of debt with the BNDES.  As such, any changes in risk factors generate an adverse effect on the matching entry proposed to hedge.  Therefore, there are no derivative financial instruments for speculative purposes and the possible exchange risks are hedged.

The Company keeps internal controls over their derivative instruments which, in management’s opinion, are appropriate to control risks associated with each performance strategy in the market.  Results obtained by the Company. in relation to its derivative financial instruments indicate that management has been managing risks appropriately.

The Company calculates the effectiveness of derivatives contracted to cover their financial liabilities at beginning of transaction and on continuous bases. At December 31, 2015 and 2014, derivative instruments taken out were effective for the hedged items.

As long as these derivative contracts are qualified as hedge accounting, the risk covered also may be adjusted at fair value according to hedge accounting rules.

At December 31, 2015 and 2014, the Company had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements entered into with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of derivative financial instruments

The valuation method used to calculate fair value of financial liabilities (where applicable) and derivative instruments was the discounted cash flows method, considering expected settlement or realization of liabilities and assets at market rates in force as at the balance sheet date.

The fair values are calculated by projecting the future flows from operations, using BM&FBovespa curves and discounting these flows to present value using market DI rates for swaps, disclosed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves.  The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Derivative financial instruments consolidated below are registered with the Brazils’ OTC Clearing House (CETIP), all classified as swaps, and not requiring margin deposits.

	Company / Consolidated
					Accumulated effect
	Notional value		Fair value		Long (short) position
Description	12.31.15	12.31.14	12.31.15	12.31.14	12.31.15	12.31.14

Swap contracts
Long position

Foreign currency	1,652,802	12,427,490	2,141,243	13,530,830	457,351	759,118
US$ (a) (b)	781,473	913,635	934,492	1,377,412	216,475	326,625
EUR (b)	89,118	85,671	92,566	87,018	2,735	690
LIBOR US$ (a)	782,211	164,572	1,114,185	266,687	238,141	92,424
JPY	-	5,065		4,781	-	-
EUR (f)	-	11,258,547		11,794,932	-	339,379

Floating rate	1,064,647	1,182,466	1,030,332	1,125,282	19,328	2,294
CDI (a) (b)	172,116	40,799	173,321	40,925	7	21
TJLP (d)	892,531	1,141,667	857,011	1,084,357	19,321	2,273

Inflation rates	437,035	217,472	502,508	231,938	22,185	5,370
IPCA (c) (e)	209,051	217,472	239,099	231,938	16,248	5,370
IGPM (g)	227,984	-	263,409	-	5,937	-

Short position

Prefixed rate	-	(11,258,547)	-	(11,458,807)	-	(3,254)
NDF PRÉ (f)	-	(11,258,547)	-	(11,458,807)	-	(3,254)

Floating rate	(2,853,704)	(2,358,445)	(2,935,269)	(2,396,771)	(228,982)	(41,714)
CDI (a) (b) (c) (d) (e) (g)	(2,853,704)	(2,358,445)	(2,935,269)	(2,396,771)	(228,982)	(41,714)

Foreign currency	(300,781)	(210,118)	(474,057)	(312,834)	(5,125)	(2,176)
US$ (b)	(161,692)	(25,444)	(167,318)	(25,935)	(4,472)	(491)
EUR (a) (b)	(10,424)	(20,102)	(10,612)	(20,247)	(143)	(7)
LIBOR US$ (a)	(128,665)	(164,572)	(296,127)	(266,652)	(510)	(1,678)

		Long position (current and noncurrent)			498,864	766,782
		Short position (current and noncurrent)			(234,107)	(47,144)
		Amounts receivable, net			264,757	719,638

(a) Foreign currency swaps (dollar and Libor) x CDI (R$1,712,838) – swap transactions contracted with various maturities, based on debt maturities, in order to hedge against foreign exchange variation risk of loan transactions in dollar of the Company (book value of R$1,681,968).

(b) Foreign currency swaps (Euro) (R$82,090) and (CDI x dollar) (R$127,606) – swap transactions were contracted with maturities up to January 11, 2016, in order to hedge against foreign exchange variation risk for net amounts payable (book value of R$81,109 in euro) and receivable (book value of R$128,325 in dollar).

(c) Swap IPCA x CDI percentage (R$32,000) – swap transactions contracted with annual maturities until 2019, in order to hedge the flow identical to that of debentures (4th issue – 3rd series) indexed to IPCA (book balance of R$33,464).

(d) Swaps of TJLP x CDI (R$857,011) – swap transactions contracted with maturity dates until 2019, to hedge against variation of TJLP for loans with the BNDES (book value of R$1,227,724).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

(e) Swap of IPCA x CDI (R$239,099) – swap transactions maturing in 2033 for the purpose of hedging against IPCA variation risk of finance lease (book value of R$219,221).

(f) NDF EUR x R$ and R$ x EUR – NDF operations taken out with maturity in 2015, in order to hedge against exposures to Euro variation of the transaction assumed in the GVTPart. purchase operation.

(g) Swap IGPM x CDI (R$263,409) – swap transactions taken out with maturities from 2016 to 2018 in order to hedge against IGPDI variation in regulatory commitments in connection with 4G license.

Following are the balances of derivative transactions at December 31, 2015 and 2014.

	Company / Consolidated
	Book value		Fair value
Description	12.31.15	12.31.14	12.31.15	12.31.14

Long position

Financial instruments at fair value, recognized in OCI	296,127	12,061,619	296,127	12,061,619

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	-	11,794,932		11,794,932
Swaps	296,127	266,687	296,127	266,687

Financial instruments at fair value, recognized in income statements	3,377,956	2,826,431	3,377,956	2,826,431

Fair Value Hedge
Swaps	3,064,789	2,595,685	3,064,789	2,595,685

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	-	4,781	-	4,781
Swaps	313,167	225,965	313,167	225,965

Current assets	1,066,746	13,282,083	1,066,746	13,282,083
Noncurrent assets	2,607,337	1,605,967	2,607,337	1,605,967

	Company / Consolidated
	Book value		Fair value
Description	12.31.15	12.31.14	12.31.15	12.31.14

Short position

Financial instruments at fair value, recognized in OCI	136,372	11,633,070	136,372	11,633,070

Cash flow hedges
Non-Deliverable Forwards (NDF) – foreign currency	-	11,458,807	-	11,458,807
Swaps	136,372	174,263	136,372	174,263

Financial instruments at fair value, recognized in income statements	3,650,675	2,535,342	3,650,675	2,535,342

Fair Value Hedge
Swaps	2,965,188	2,305,756	2,965,188	2,305,756

contingent consideration	377,721	-	377,721	-

Derivatives not designated as hedge
Non-Deliverable Forwards (NDF) – foreign currency	-	5,271	-	5,271
Swaps	307,766	224,315	307,766	224,315

Current liabilities	1,137,126	12,691,155	1,137,126	12,691,155
Noncurrent liabilities	2,649,921	1,477,257	2,649,921	1,477,257

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The distribution of swap contract maturities at December 31, 2015 is as follows:

	Company / Consolidated
	Maturing in
Swap contract	2016	2017	2018	2019 onwards	Receivables (payables) at 12.31.15

Foreign currency x CDI	(41,918)	180,651	93,023	56,952	288,708
CDI x foreign currency	(4,609)	-	-	-	(4,609)
TJLP x CDI	(25,311)	(12,832)	7,762	11,547	(18,834)
IPCA x CDI	(2,164)	(2,418)	(2,229)	367	(6,444)
IGPM x CDI	3,621	2,006	309	-	5,936
Total	(70,381)	167,407	98,865	68,866	264,757

For the purpose of preparing the financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps versus CDI, IPCA versus CDI and TJLP versus CDI intended for covering the financial debt. According to this methodology, both derivative and covered risk are valued at their fair value.

The ineffective portion at December 31, 2015 totaled R$2,836 (R$2,195 at December 31, 2014).

At December 31, 2015 and 2014, the transactions with derivatives generated positive (net) result of R$899,059 and R$98,329, respectively (Note 27).

Sensitivity analysis to the Company’s risk variables

CVM Ruling No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments:  Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Pursuant to the abovementioned, each transaction with derivative financial instruments was assessed, taking into consideration a probable realization scenario and two scenarios that may generate adverse results to the Company.

In the probable scenario the assumption considered was to keep, on the maturity dates of each transaction, what the market has been showing through BM&FBovespa market curves (currency and interest). Thus, in the probable scenario, there is no impact on the fair value of derivative financial instruments already presented above. For scenarios II and III, pursuant to the CVM Rule, a deterioration of 25% and 50%, respectively, was considered in the risk variables.

As the Company has only derivative instruments to hedge its assets and liabilities in foreign currency, the changes in scenarios are followed by the respective hedged items, thus indicating that the effects are virtually null.  For these operations, the Company reported the balance of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Sensitivity analysis - net exposure

Company / Consolidated
Operação	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk US$)	1,087,850	1,383,307	1,689,024
Debt in US$	Debt (appreciation risk US$)	(1,087,850)	(1,383,307)	(1,689,024)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (depreciation risk EUR)	82,090	102,471	122,993
Payables in EUR	Debt (appreciation risk EUR)	(91,212)	(114,015)	(136,818)
Receivables in EUR	Debt (depreciation risk EUR)	10,103	12,629	15,155
	Net exposure	981	1,085	1,330

Hedge (long position)	Derivatives (depreciation risk US$)	(123,134)	(159,491)	(191,350)
Payables in US$	Debt (appreciation risk US$)	(86,338)	(107,923)	(129,507)
Receivables in US$	Debt (depreciation risk US$)	211,408	264,260	317,112
	Net exposure	1,936	(3,154)	(3,745)

Hedge (long position)	Derivatives (risk in fall of IPCA)	231,530	251,797	279,976
Debt in IPCA	Debt (risk of increase in IPCA	(231,740)	(252,025)	(280,229)
	Net exposure	(210)	(228)	(253)

Hedge (long position)	Derivatives (risk of fall in IGP-DI)	263,409	266,887	270,540
Debt in IGP-DI	Debt (risk of increase in IGP-DI)	(263,381)	(266,887)	(270,540)
	Net exposure	28	-	-

Hedge (long position)	Derivatives (Risk of fall in UMBND)	624,988	794,761	970,506
Debt in UMBND	Debt (risk of increase in UMBND)	(622,308)	(791,317)	(966,257)
	Net exposure	2,680	3,444	4,249

Hedge (long position)	Derivatives (risk in fall of TJLP)	857,011	897,700	942,359
Debt in TJLP	Debt (risk of increase in TJLP)	(857,053)	(897,746)	(942,409)
	Net exposure	(42)	(46)	(50)

Hedge (CDI position)
Hedge USD and EUR (short and long position)	Derivatives (risk of fall in CDI)	43,485	43,483	43,482
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(245,543)	(245,604)	(245,659)
Hedge IGPM (short position)	Derivatives (risk of increase in CDI)	(257,472)	(257,472)	(257,472)
Hedge UMBND (short position)	Derivatives (risk of increase in CDI)	(317,217)	(321,369)	(325,100)
Hedge TJLP (short position)	Derivatives (risk of increase in CDI)	(875,845)	(876,579)	(877,250)
Hedge US$ (short position)	Derivatives (risk of increase in CDI)	(1,109,355)	(1,109,016)	(1,108,734)
	Net exposure	(2,761,947)	(2,766,557)	(2,770,733)

Total net exposure in each scenario		(2,756,574)	(2,765,456)	(2,769,202)

Net effect on changes in current fair value		-	(8,882)	(12,628)

Sensitivity analysis assumptions

Risk variable	Probable	Deterioration 25%	Deterioration 50%
US$	3.9048	4.8810	5.8572
EUR	4.2512	5.3139	6.3767
JPY	0.0324	0.0405	0.0486
IPCA	10.73%	13.41%	16.09%
IGPM	10.54%	13.17%	15.81%
IGP-DI	10.67%	13.34%	16.00%
UMBND	0.0762	0.0952	0.1143
URTJLP	1.9812	2.4765	2.9718
CDI	14.14%	17.68%	21.21%

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

For calculation of the net exposure of the sensitivity analysis, all derivatives were considered at market value and only the hedged items designated under the fair value hedge accounting methodology were also considered at their fair value.

The fair values stated in the table above derives from a portfolio position at December 31, 2015; however, they do not reflect the expected realization due to the market fluctuations, which are constantly monitored by the Company.  The use of different assumptions may affect significantly the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values, based on information available and appropriate valuation techniques.  However, both interpreting market data and selecting valuation techniques require considerable judgment and reasonable estimates to calculate the most appropriate realizable value.  As such, the estimates presented do not necessarily represent the current market values. Use of different market estimates and/or methodologies may have a material impact on the estimated realizable value. At December 31, 2015 and 2014, the Company and its subsidiaries detected no significant or prolonged impairment in the recoverable amount of its financial instruments.

The tables below present breakdown of financial assets and liabilities at December 31, 2015 and 2014.

Company
		Fair value hierarchy	Book value		Fair value
Financial assets	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current
Cash and cash equivalents (Note 5)	Amortized cost		4,206,595	3,835,304	4,206,595	3,835,304
Trade accounts receivable, net (Note 6)	Loans and receivables		7,000,379	6,470,764	7,000,379	6,470,764
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	3,017	2,218	3,017	2,218
Derivative transactions (Note 34)	Coverage	Level 2	78,289	611,721	78,289	611,721

Noncurrent
Trade accounts receivable ,net (Note 6)	Loans and receivables		217,621	190,288	217,621	190,288
Equity interest (Note 12)	Available for sale	Level 3	8,831,910	1,232,956	8,831,910	1,232,956
Derivative transactions (Note 34)	Coverage	Level 2	417,558	152,843	417,558	152,843
Total financial assets			20,755,369	12,496,094	20,755,369	12,496,094

Company
		Fair value hierarchy	Book value		Fair value
Financial liabilities	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current liabilities
Trade accounts payable (Note 16)	Amortized cost		7,496,947	7,675,632	7,496,947	7,675,632
Loans, financing, and finance lease (Note 21)	Amortized cost		154,670	179,977	166,111	175,429
Loans, financing, and finance lease (Note 21)	Measured at fair value through profit or loss	Level 2	1,656,367	1,329,494	1,777,104	1,471,440
Debentures (Note 21)	Amortized cost		120,632	754,778	470,828	1,052,040
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	292	269	1,334	1,225
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	5,184	568	5,184	568
Derivative transactions (Note 34)	Coverage	Level 2	146,502	22,443	146,502	22,443

Noncurrent liabilities
Loans, financing, and finance lease (Note 21)	Amortized cost		187,176	480,823	180,895	456,246
Loans, financing, and finance lease (Note 21)	Measured at fair value through profit or loss	Level 2	2,577,090	1,642,303	2,366,597	1,443,509
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	377,721	-	377,721	-
Debentures (Note 21)	Amortized cost		3,299,010	3,298,515	2,942,969	2,992,531
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	124,780	113,101	98,862	84,738
Derivative transactions (Note 34)	Coverage	Level 2	82,421	24,133	82,421	24,133
Total financial liabilities			16,228,792	15,522,036	16,113,475	15,399,934

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial assets	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current
Cash and cash equivalents (Note 5)	Amortized cost		5,336,845	4,692,689	5,336,845	4,692,689
Trade accounts receivable, net (Note 6)	Loans and receivables		8,285,319	6,724,061	8,285,319	6,724,061
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	3,017	2,218	3,017	2,218
Derivative transactions (Note 34)	Coverage	Level 2	78,289	611,721	78,289	611,721

Noncurrent
Trade accounts receivable ,net (Note 6)	Loans and receivables		330,451	299,405	330,451	299,405
Equity interest (Note 12)	Available for sale	Level 3	101,161	79,805	101,161	79,805
Derivative transactions (Note 34)	Coverage	Level 2	417,558	152,843	417,558	152,843
Total financial assets			14,552,640	12,562,742	14,552,640	12,562,742

Consolidated
		Fair value hierarchy	Book value		Fair value
Financial liabilities	Classification per category		12.31.15	12.31.14	12.31.15	12.31.14
Current liabilities
Trade accounts payable (Note 16)	Amortized cost		8,373,235	7,641,191	8,373,235	7,641,191
Loans, financing, and finance lease (Note 21)	Amortized cost		565,700	179,977	651,426	175,429
Loans, financing, and finance lease (Note 21)	Measured at fair value through profit or loss	Level 2	1,656,367	1,329,494	1,777,104	1,471,440
Debentures (Note 21)	Amortized cost		120,632	754,778	470,828	1,052,040
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	292	269	1,334	1,225
Derivative transactions (Note 34)	Measured at fair value through profit or loss	Level 2	5,184	568	5,184	568
Derivative transactions (Note 34)	Coverage	Level 2	146,502	22,443	146,502	22,443

Noncurrent liabilities
Trade accounts payable (Note 16)	Amortized cost		67,742	-	67,742	-
Loans, financing, and finance lease (Note 21)	Amortized cost		1,499,698	480,823	1,192,040	456,246
Loans, financing, and finance lease (Note 21)	Measured at fair value through profit or loss	Level 2	2,577,090	1,642,303	2,366,597	1,443,509
Debentures (Note 21)	Amortized cost		3,299,010	3,298,515	2,942,969	2,992,531
Debentures (Note 21)	Measured at fair value through profit or loss	Level 2	124,780	113,101	98,862	84,738
Contingent consideration (Note 21)	Measured at fair value through profit or loss	Level 2	377,721	-	377,721	-
Derivative transactions (Note 34)	Coverage	Level 2	82,421	24,133	82,421	24,133
Total financial liabilities			18,896,374	15,487,595	18,553,965	15,365,493

c) Capital management

Capital management

The objective of the Company capital management is to maintain a solid credit rating with the institutions as well as optimal capital ratio to support the Company businesses and maximize value to shareholders.

The Company manages its capital structure through adjustments and adaptation to current economic conditions. For this purpose, the Company may pay dividends, take out new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2015, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures, finance lease, contingent payment (Note 21) and derivatives transactions (Note 34), net of cash and cash equivalents (Note 5) and short-term investments as a guarantee to the BNB financing.

Consolidated net debt-to-equity ratio on Company’s equity are as follows:

	Consolidated
	12.31.15	12.31.14
Cash and cash equivalents	5,336,845	4,692,689
Loans, financing, debentures, finance lease and contingent consideration	(10,221,290)	(7,799,260)
Derivative trasanctions, net	264,757	719,638
Short term investments pledged as collateral	38,805	60,454
Net debt	4,580,883	2,326,479
Net equity	68,567,242	44,950,095
Net debt-to-equity ratio	6.68%	5.18%

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

d)   Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

d.1) Currency risk

There is a risk arising from the possibility of the Company incurs losses due to fluctuations in exchange rates, which increase expenses derived from its loans taken out in foreign currency.

At December 31, 2015, 16.5% of the financial debt was denominated in foreign currency (15.9% at December 31, 2014). The Company takes out derivative transactions (foreign exchange hedge) from financial institutions to hedge against exchange variation on its financial debt in foreign currency (R$1,681,968 and R$1,237,422 at December 31, 2015 and 2014, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

Also, there is the exchange risk associated with non-financial assets and liabilities denominated in foreign currency, which may generate a lower value receivable or a higher value payable, according to the exchange variation of the period.

Hedging transactions were engaged to minimize the risk associated with exchange variation to non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$32,030 thousand and €19,079 thousand payable at December 31, 2015 and US$29,676 thousand and €20,700 thousand payable at December 31, 2014) to minimize the related currency risk.

d.2) Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses in the event of an unfavorable change in domestic interest rates, which may adversely affects financial expenses derived from the debentures portion by reference to the CDI and short positions in derivatives (FX hedge, IPCA and TJLP) contracted at floating interest rates (CDI).

The debt to BNDES is restated by reference to the Long-Term Interest Rate (TJLP) variation, established quarterly by the National Monetary Council (CMN), which, in March 2015, decided to increase it to 6.00% p.a. from April 1 to June 30, 2015. TJLP increase was of 0.50% in relation to the rate previously in force, namely 5.50% p.a. In 2015, TJLP increased to 6.5% from July to September and 7.0% from October to December.

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by reference to the IPCA, which may adversely affect the financial expenses in the event of an unfavorable change in this index.

In order to reduce the exposure to the domestic variable interest rate (CDI), the Company and its subsidiaries invest the excess of cash and cash equivalents, in the amount of R$5,103,103 (R$4,628,679 at December 31 2014), largely in short-term investments (Bank Deposit Certificates - CDB) based on the CDI variation.

The book values of these financial instruments approximate their market values, as they are redeemable in the short term.

d.3) Liquidity risk

Liquidity risk refers to any circumstance in which the Company or its subsidiaries do not have sufficient funds to settle their commitments due to different currencies and realization/liquidity terms of their rights and obligations.

The Company and its subsidiaries organized the maturities of non-derivative financial instruments, as stated in Note 21, as well as their respective derivatives, as stated in the payment schedule disclosed on that Note, so as to not affect its liquidity.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

The Company and its subsidiaries’ liquidity and cash flow is managed on a daily basis by management in order to ensure that the generation of operating cash and early fundraising, where necessary, are sufficient to maintain their schedule of commitments, not generating liquidity risks

Following are a summary maturity schedule of financial liabilities contractually provided for:

At 12.31.15	Less than one year	One to two years	Two to five years	Over five years	Total
Trade accounts payable (Note 16)	8,373,235	-	-	67,742	8,440,977
Loans, financing and finance lease (Note 21)	2,222,067	1,920,416	1,804,220	352,152	6,298,855
Contingent consideration (Note 21)	-	-	-	377,721	377,721
Debentures (Note 21)	120,924	1,999,645	1,410,270	13,875	3,544,714
Derivative transactions (Note 34)	151,686	64,692	4,157	13,572	234,107
Total	10,867,912	3,984,753	3,218,647	825,062	18,896,374

At 12.31.14	Less than one year	One to two years	Two to five years	Over five years	Total
Trade accounts payable (Note 16)	7,641,191	-	-	-	7,641,191
Loans, financing and finance lease (Note 21)	1,509,471	602,892	1,401,595	118,639	3,632,597
Debentures (Note 21)	755,047	-	3,397,741	13,875	4,166,663
Derivative transactions (Note 34)	23,011	11,617	8,560	3,956	47,144
Total	9,928,720	614,509	4,807,896	136,470	15,487,595

d.4) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk from trade accounts receivable is diversified and minimized by a strict control of the customers base. The Company constantly monitors the level of accounts receivable of post-paid plans and limits the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk.  There are exceptions to the fixed telephony services which must be kept for national security or defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions.  The Company and its subsidiaries control the credit limit granted to each counterparty and diversify this exposure among top-tier financial institutions, according to the financial counterparty credit policy in force.

35)  COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiaries lease equipment, facilities, and several stores, administrative buildings, and sites (containing radio-base stations and towers), through several non-cancellable operating agreements maturing on different dates, with monthly payments.

At December 31, 2015, the total amounts corresponding to the full period of the contracts were as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Company	Consolidated
Up to one year	1,739,208	1,943,366
One to five years	6,091,342	6,694,687
More than five years	6,440,557	6,939,976
Total	14,271,107	15,578,029

36) PRO FORMA CONSOLIDATED INCOME STATEMENTS (UNAUDITED OR REVIEWED)

In compliance with CVM Rule No. 565 of June 15, 2015, and CVM Ruling No. 709 of May 2, 2013, the Company presents below the unaudited pro forma consolidated income statements for the year a ended December 31, 2015 and 2014,related to the acquisition of GVTPart..

Pro forma consolidated income statement for the year ended December 31, 2015

	Telefônica Brazil. Consolidated for the year ended 12.31.15	GVTPart. Consolidated for the four month period ended 4.30.15	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating income	40,286,815	1,899,812	-	(52,644)	42,133,983
Cost of sales and services	(20,345,076)	(991,472)	(51,759)	52,644	(21,335,663)
Gross Profit	19,941,739	908,340	(51,759)	-	20,798,320

Operating income (expenses)	(14,702,141)	(564,946)	(136,696)	-	(15,403,783)
Selling expenses	(12,005,477)	(407,697)	(131,171)	-	(12,544,345)
General and administrative expenses	(2,142,459)	(154,155)	-	-	(2,296,614)
Other operating income (expenses) net	(554,205)	(3,094)	(5,525)	-	(562,824)
Operating income	5,239,598	343,394	(188,454)	-	5,394,538

Financial income (expenses), net	(848,178)	(260,520)	-	-	(1,108,698)
Equity pickup	2,036	-	-	-	2,036
Pretax Profit	4,393,456	82,874	(188,454)	-	4,287,876

Income and social contribution taxes	(973,207)	(30,492)	47,100	-	(956,599)

Net income for the year	3,420,249	52,382	(141,354)	-	3,331,277

Basic and diluted earnings per common share					R$ 2.10
Basic and diluted earnings per preferred share					R$ 2.30

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

Pro forma consolidated income statement for the year ended December 31, 2014

	Telefônica Brazil consolidated	GVTPart consolidated	Pro Forma Adjustments	Eliminations	Telefônica Brazil Pro Forma
Net operating revenue	34,999,969	5,416,755	(20,090)	(178,425)	40,218,209
Cost of sales and services	(17,222,675)	(2,696,453)	(115,403)	178,425	(19,856,106)
Gross profit	17,777,294	2,720,302	(135,493)	-	20,362,103

Operating income (expenses)	(12,668,265)	(1,614,954)	(360,069)	-	(14,643,288)
Selling expenses	(10,466,725)	(1,120,517)	(335,332)	-	(11,922,574)
General and administrative expenses	(1,803,803)	(452,963)	-	-	(2,256,766)
Other operating income (expenses) net	(397,737)	(41,474)	(24,737)	-	(463,948)
Operating income	5,109,029	1,105,348	(495,562)	-	5,718,815

Financial income (expenses) net	(361,995)	(171,377)	-	-	(533,372)
Equity pickup	6,940	-	-	-	6,940
Pre-tax profit	4,753,974	933,971	(495,562)	-	5,192,383

Income and social contribution taxes	182,685	(302,594)	168,491	-	48,582

Net income for the year	4,936,659	631,377	(327,071)	-	5,240,965

Basic and diluted earnings per common share					R$ 3.30
Basic and diluted earnings per preferred share					R$ 3.63

Notes to the income statements

a)   Basis of preparation of income statements

The historical financial information referring to the Company and used in the preparation of these income statements was obtained from the historical financial statements for the years ended December 31, 2015 and 2014.

The historical financial information referring to GVTPart. And used in the preparation of these income statements was obtained from the historical financial statements for the year ended December 31, 2014.

This pro forma financial information must be read jointly with the historical financial statements of the referred to companies.

The income statements reflect the effects of the acquisition of 100% of GVTPart.’s capital and were prepared and are presented exclusively for information purposes, under the assumption that GVTPart. was acquired on January 1, 2014 and for the four months ended April 30, 2015.

The income statements must neither be used as an indication of future consolidated financial statements nor construed as income statements of the Company.

b) Pro forma adjustments

The income statements were prepared and are presented based on the historical financial statements of each Company, and the pro forma adjustments were determined based on assumptions and estimates believed to be reasonable:

The adjustments in the income statement reflect: i) Depreciation of appreciation (devaluation) of property and equipment; ii) amortization of appreciation (devaluation) of intangible assets; iii) amortization of trademark; iv) amortization of customer portfolio; v) income tax (25%) and social contribution tax (9%) and; vi) intercompany eliminations, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

(In thousands of reais, unless otherwise stated)

	Group in Income Statements	2015	2014
Depreciation of added (excluded) value from P&E acquired	(a)	(8,367)	(25,100)

Amortization of added (excluded) value from P&E acquired	(a)	(2,148)	(6,444)

Amortization of trademark	(b)	(13,111)	-

Amortization of customer portfolio	(b)	(114,905)	(344,714)

Other	(a) / (b)	(49,924)	(119,304)

Deferred taxes on aforementioned adjustments	(c)	47,100	168,491

Eliminations	(d)	52,644	178,425

(a)  Amounts recognized as “Costs of sales and services”;

(b)  Amounts recognized as “Selling expenses”;

(c)  Income and social contribution taxes on adjustments;

(d)  Amounts recognized as “Net operating revenue” and “Cost of sales and services”, basically related to interconnection and network use.

37) SUBSEQUENT EVENTS

Interim dividend decided by TData

At a meeting held on January 22, 2016, calling upon the General Shareholders’ Meeting, the Board of Directors of TData approved the payment of dividend based on net income in 2015, amounting to R$389,395, equivalent to R$0.144000562635 per common share, in accordance with article 20 of TData’s Articles of Incorporation.

Payment thereof will be made until the end of 2016, at a date to be defined by the Executive Board, according to the ownership structure contained in the TData's records, through the end of day January 22, 2016, inclusive.

Extension of Resource Transfers to EAD (Note 1.b)

On January 22, 2016, the Ministry of Communications issued Decree No. 378, changing the analog transition timeline of sound broadcasting services and imaging and television relay to SBTVD-T, postponing the switch off in most locations.

Thus, the transfer of resources that would be made by the Company on January 31, 2016, totalizing R$403,260, has been extended to January 31, 2017, this amount being adjusted by the IGP-DI until the new date of transfer.

Interim interest on equity decided by the Company

At a meeting held on February 19, 2016, calling upon the General Shareholders’ Meeting, the Board of Directors approved the payment of interest on equity for the fiscal year 2016, under the terms of article 28 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 638/12, in the gross amount of R$200,000, equivalent to R$0.11107235782 per common share and R$0.12217959361 per preferred share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$170,000, equivalent to R$0.09441150415 per common share and R$0.10385265457 per preferred share, calculated based on the net income stated in the balance sheet as of January 31, 2016.

Payment thereof will be made up to the end of fiscal year 2017, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day 29 January, 2016.

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telefônica Brasil S.A. (Telefônica Brasil) hereby submits for your appreciation the Company’s management report and separate and consolidated financial statements, together with the reports issued by the independent auditors and the audit committee for the year ended December 31, 2015.

1.     Letter from Management

We are pleased to submit Telefônica Brasil’s consolidated results for 2015. This was a positive year for the company that included major accomplishments:

•         Concluding the GVT acquisition has made Telefônica Brasil the industry’s largest company by revenues and EBITDA;

•         Making a solid start on the integration process, with potential to generate more value than estimated during the due diligence process;

•         Posting consistent financial and operating results driven by strategy focused on data and leveraging efficiency and synergies;

•         Substantially raising customer satisfaction levels;

•         Making social and environmental responsibility and innovation the pillars of the Company’s exceptional performance;

•         Developing a new client-focused strategy and sustainable business model.

Although the macroeconomic environment continues to pose challenges for 2016, we believe Telefônica Brasil is well positioned to continue reaching superior financial results.

GVT Acquisition

By acquiring GVT, Telefônica was able to become Brazil’s leading integrated telecom and pay-tv operator with a robust nationwide network and a comprehensive portfolio catering for every segment of the market.

The two companies complemented each other perfectly. On the one hand, GVT was established as an alternative telecommunications and pay-tv operator which would make an excellent fit with Telefônica Brasil, with a competitive edge as high-speed broadband leader and a growing, profitable pay-tv business. On the other hand, Telefônica Brasil stood out as mobile market leader with major differentials in terms of quality and network coverage as well as a strong position in the state of São Paulo’s B2B market.

This operation was a success in terms of speed and efficiency. Four months after Vivendi’s acceptance of Telefônica Brasil’s bid for GVT, ANATEL approved the deal and CADE followed suit.

In the first few months of 2015, the Company made Brazil’s third largest capital increase ever, in the amount of R$16.1 billion, and concluded the acquisition on May 28, 2015.

Integration

A comprehensively structured integration plan for the companies was devised as soon regulators greenlighted the deal. As part of this process, further synergies have been detected on top of those initially indicated by the due diligence reports, thus showing potential for value creation amounting to another R$22 billion, which is 57% more than the baseline scenario estimated at the time of purchase (R$14 billion).

Work on implementing the integration plan started in June, immediately after closing the GVT deal. The company has taken advantage of tactical opportunities such as cross-selling initiatives and complementary telecommunications networks, while also initiating several infrastructure projects to fully integrate systems, operations and product portfolios, thus simplifying processes and creating additional benefits for customers. In addition, management structure and internal communications were fully integrated to enable the company to operate as one single business within just 6 months.

By December 2015, integration had gone through as planned and added R$32.0 million revenues in just a few months while reducing expenses by R$68.0 million and boosting EBITDA by R$100.0 million for the year. However, R$99.0 million had to be invested in networks and systems to facilitate integration initiatives. Additionally, by using GVT’s assets, Telefônica Brasil has obviated the need for over R$600 million in future backbone, backhaul and homes-passed investments or expenses.

Consistent financial and operating results1

Despite Brazil’s challenging economic context in 2015, the company’s net revenues reached R$42.1 billion to show 4.8% growth in a market in which its main competitors together posted an estimated 2.8% decline. Our growth was driven by both mobile and landline revenues: the former posted R$25.1 billion (growing 6.2% vs. an estimated 9.1% decline for the main players), and the latter R$17.0 billion (2.7% growth).

In the mobile business, the company continued to boost its leadership of 3G coverage to reach 3,500 municipalities, while our 4G service coverage reached over 80 million people in 183 cities.

Combined with a consistently creative and data-centered marketing and sales strategy, including a new postpaid portfolio (with internet franchises starting at 3GB - the market’s largest), Vivo Easy (Brazil’s first postpaid plan managed exclusively by a digital application), Vivo Bis (which allows any allowance not consumed in a month to be used in the next month), and innovative voice-data bundling initiatives for prepaid products, these investments enabled the company to retain its lead in the mobile market and its 28.4% market share in December 2015 was 2.7 pp higher than its largest competitor. In the postpaid segment, the company captured 50% of the market’s growth (net additions) and raised its share from 41.8% in 2014 to 42.4% in 2015, with a 19.7 percentage points edge over the second ranked operator. This leadership has been retained by means of a strategy focusing on added value leveraged by growth in demand for data, with mobile ARPU 4.8% up against the fourth quarter of 2015.

In December 2015, to retain its edge in network coverage and quality, Telefônica Brasil paid R$180.4 million to acquire 2.5 GHz (10 + 10 MHz) spectrum complementing its 4G network in key localities including the São Paulo, Rio de Janeiro, Florianópolis and Porto Alegre metropolitan regions.

Also in December, the regulator approved a RAN sharing agreement between Telefônica Brasil, Oi and TIM for frequency sharing that will rationalize costs and lead to more efficient bandwidth usage.

Landline benefited directly from the arrival of GVT. The company doubled the number of landline broadband accesses, with an even greater share of high-speed customers, while also doubling its pay-tv customer base, which has now reached 1.8 million accesses.

The company continued to invest in yet more expansion for its fiber optic network, which reached an end-year total of 16 million HPs (homes passed). The fiber network outside the state of São Paulo (former GVT operations) continued growing and reached new localities such as Navegantes (SC), Sete Lagoas (MG) and Itapemirim (ES).

In addition to value-generating initiatives and targeted price optimization initiatives in broadband and pay-tv, these investments enabled the company to retain leadership in the high-speed broadband segment, reaching an average speed of 38Mbps2 with 45.3% market share (vs. the main competitor’s 42.4%) as well as being the only pay-tv conglomerate to grow its customer base (136,000 net additions in 2015).

1 Combined proforma numbers, including GVT Participações S.A. as from January 1, 2014.

The landline business showed resilience in 2015 with massive increases in fiber (14%) and pay TV (10%) access bases, while ARPU was up 1.4% (broadband) and 3.5% (pay TV), thus driving growth in fiber revenues (16.6%) and pay-tv revenues (27.6%).

In the corporate segment, the company gained competitiveness in the small and medium-sized business segment by leveraging its expanded high-speed broadband network and maximizing revenue from cross-selling mobile and digital services.

The robust performance shown by the company’s revenue came with a strengthened focus on efficiency and several initiatives to optimize costs and expenses. Initiatives included strict policy on disconnecting inactive customers in the prepaid/pay-as-you-go segment (as per ANATEL regulations under which a customer must be disconnected 60 days after a recharge has been used up); tweaking credit and collection policy to tackle the deteriorating macroeconomic scenario; bringing forward the organizational enhancement process, and optimizing business strategy.

On this basis, expenses rose significantly less than inflation in the period (5.4% vs. 10.7%). Annual EBITDA at R$12.7 billion posted a robust 30.2% margin in the period.

Substantially higher customer satisfaction levels

Client-focused high quality service is a key differentiating factor for Telefônica Brasil. A significant portion of the total of R$8.3 billion invested in the year was used to expand and maintain systems and networks to provide the best possible services and meet our customers’ mobile and fixed data demands. One example of this was Meu Vivo, an app used to facilitate customer service, which logged over 8 million downloads in 2015.

Additionally, in mid-2015, we launched an ambitious end-to-end quality program involving all departments and units. The plan includes several initiatives to improve customer experience by simplifying the product portfolio, automating and simplifying various internal processes, and expanding digital services.

As a result of various investments and quality initiatives, our mobile customer satisfaction levels (using Telefônica’s global methodology for customer satisfaction surveys based on the American Customer Satisfaction Index [ACSI] scale from 1 to 10) showed consistently positive evolution throughout the year, rising from 7.46 in 2014 to 7.85 in 2015, and widening our lead against our nearest competitor from 0.41 to 0.74 during this period. Similarly, on the landline services side, the Company advanced 0.11 points on the index to reach 7.10 in December 2015, reflecting the first customer satisfaction metric after merging with GVT, which reached 7.52 in December.

Social and environmental responsibility and innovation as pillars of differentiated performance

Totally guided by sustainable principles, at the end of 2015 and for the fourth consecutive year, the company remained a member of the select group of companies in BM&FBovespa’s Corporate Sustainability Index (local acronym ISE) for 2016. Factors contributing to this achievement were not only the acquisition of GVT, which strengthens the Company’s premium positioning, but also its pursuit of efficiency across the value chain and continuous improvement of governance tools. Telefônica Brazil has also taken measures such as altering the mechanics of offers for more efficient network use, reducing electricity consumption and an energy matrix prioritizing renewable sources, not to mention policies to cut back on use of water and paper (paperless sign-up procedures at all stores) and expanding the Vivo Renova program in which customers buying a new phone may trade in a used one.

2 Excluding accesses with Popular Broadband connections.

Also for sustainability reasons and in line with the company’s strategy, the Telefônica Foundation continued to show concern for future generations by digitally including children and young people across Brazil’s many regions. The institution’s initiatives included continuing the “Connected Rural Schools” project, which by end-year had reached over 12,400 schools with 3G connections and trained more than 3,900 teachers in classroom use of technology.

Innovation is one of the pillars that ensure the Company’s differentiated performance in the present day while looking to new perspectives for the future. Through Telefônica Open Future (TOF), including the Wayra accelerator initiative, the company ended 2015 as one of Brazil’s biggest investors in startups and had the industry’s most competitive acceleration package.

New customer-focused strategy and sustainable business model

In the second half of the year, as integration initiatives were going ahead at full steam, the Company started to take a close look at trends in telecommunications and the macroeconomic scenario in Brazil and its impact for the business, in order to refine its strategy.

Although the Brazilian market has grown significantly in the last 10 years and faces a challenging macroeconomic scenario in the short term, Telefônica Brasil believes that it still poses an excellent growth opportunity. At the same time, the Company is aware of profound changes in the needs of consumers and businesses, which crystallize in strong growth in demand for data (everywhere, all the time), and a new level of aspirations in relation to services and responses.

Given this context, the company has defined a new strategy for levers that will make its business model increasingly sustainable, while enhancing quality and customer focus. This strategy includes initiatives to:

•         Maintain competitive edge through excellence in connectivity (mobile and landline);

•         Strengthen customer focus as a key element of its value proposition;

•         Innovate by evolving to integrate converging offers (from 3P to 4P and 5P) for all segments;

•         Leveraging Big Data’s potential for optimizing the business and accelerating its transformation;

•         Simplifying and optimizing use of resources;

By executing this strategy on our business’ solid foundations, we believe the company will be able to continue delivering consistent mid- and long-term financial results, create more value for shareholders, build closer relations with customers and generate more engagement and development for our employees.

The macroeconomic scenario in Brazil continues to pose many challenges and it is hard to see exactly what impact it may have on our business. However, we are confident that just as the company was able to deliver exceptional results in 2015, we will be able to continue consolidating our leadership, capturing new opportunities, synergies and efficiencies and reinventing the business.

On this occasion, I would like to especially thank our employees for their contributions that have made 2015 a year of great achievements and for engaging with our efforts to integrate and transform the company.

2.     Telecommunications Sector Economic Scenario

2.1. Economic Scenario

The Brazilian economy faced challenging international and domestic circumstances in the course of 2015. Internationally, factors such as weak commodity prices and China’s economic slowdown had a negative effect on economic activity for commodity exporting countries such as Brazil. In addition, America’s monetary policy drove global risk aversion and diverted capital flows away from emerging economies. Domestically, high inflation, low confidence and political instability joined to deepen the recessive outlook. Political instability has also been a factor slowing the pace of the effort to stabilize public debt. Monetary policy too is still favoring contraction by hiking interest rates in an attempt to bring inflation down to its target level of around 4.5%, thus making for a scenario of sharply declining economic activity.

Public accounts registered a downturn in 2015. The 12-month accumulated primary deficit of the public sector increased from 0.57% of GDP in 2014 to 1.88% of GDP in 20153, particularly as a result of weakening economic activity on government accounts and slow-paced fiscal adjustment. Consequently, the public sector’s nominal deficit increased from -5.3% in 2014 to -10.3% of GDP in 2015, while gross debt increased from 56.8% to 66.2% of GDP in the same period.

Wholesale and retail inflation indicators were particularly influenced by the weak currency and realignment of managed prices. The General Price Index – Internal Availability (IGP-DI) calculated by Fundação Getúlio Vargas rose 10.7% in 2015, after a 3.8% increase in 2014, due to the Wholesale Price Index (IPA-DI) reaching 11.3% in 2015, following a 2.2% increase in 2014, and the Consumer Price Index (IPC) rising to 10.5% in 2015 from 6.9% in 2014. The Extended Consumer Price Index (IPCA) calculated by the IBGE and used by the Brazilian Central Bank in its inflation target system rose 10.7% in 2015, surpassing the increase registered in 2014 (6.4%), and exceeding the Brazilian Central Bank’s inflation mid-range target of 4.5% its tolerance range (from 2.5% to 6.5%).

Due to the adverse inflation scenario, the Monetary Policy Committee (Copom) increased the basic interest rate (Selic) from 11.75% in the end of 2014 to 14.25% per annum at the close of 2015. Net of the inflation rate in the year, the actual interest rate declined to 3.2% versus 5.0% in the previous year.

The adverse effects of the world economy, together with the worsening of domestic fundamentals and the high levels of uncertainty due to political instability, resulted in a devaluation of the national currency against the US dollar. The exchange rate rose to R$/US$3.90 in the end of 2015 (from R$/US$2.66 in the end of 2014), which is equivalent to a devaluation of 47.0% of the Brazilian currency against the level recorded in the end of the prior year. The average exchange rate for the year, of R$/US$3.33, increased by 41.6% compared to the prior year.

Since Brazil’s imports were falling faster than exports (25.1% and 15.1% respectively) there was a US$19.7 billion trade surplus in 2015, which helped reduce the current account deficit to 3.3% of GDP in 2015 against 4.4% at the end of 2014. International reserves ended the year at US$368.7 billion against the previous year’s US$374.0 billion.

The dynamism of the economy reflected a stricter monetary policy, in addition to accommodation of demand of some of our commercial partners, the drop in confidence of consumers and entrepreneurs and political and fiscal instability. Investments fell sharply and the labor market continued to adjust. High unemployment and inflation joined with less favorable lending conditions to reduce consumer spending. Manufacturing and services were the most severely activities affected, registering lower production levels. The agricultural and livestock sector was the year’s only growth highlight. As a result of this composition, GDP is expected to fall 3.5% in 2015, remaining below the previous year’s near-zero growth of 0.1%.

In this context, Information Services, which includes the telecommunications sector, should record a negative growth in comparison with the 4.7% upturn recorded in the previous year.

2.2. Competitive Scenario

The sharply deteriorating macroeconomic outlook in 2015, with high inflation, rising interest rates and a weak currency, which are the main offenders affecting the telecommunications sector’s revenues and expenses, combining with higher unemployment and weaker purchasing power, led to an unfavorable scenario for growth in the telecommunications market.

3 Central Bank of Brazil estimate.

The industry’s revenues also came under pressure from alterations in service usage profiles as well as institutional and regulatory changes. A series of reductions in VU-M (interconnection fee between operators) and VC (fixed-to-mobile charges) together with higher tax rates for telecommunication services in several Brazilian states directly impacted operators’ revenues.

The 2015 competitive dynamic was marked by very weak growth in the access base. Landline voice, pay-tv and prepaid mobile were the services most affected by the reduced base. On the other hand, the ultra-broadband, pay-tv and postpaid mobile segments showed a growth trend reflecting operators’ investments in 4G and high-speed networks. Some of these investments benefited from exemption under the Broadband Program Special Taxation Regime (local acronym REPNBL) applicable to telecommunications infrastructure investments in Brazil through 2016, which are expected to surpass R$15 billion.

Substantial growth of mobile data consumption prompted a change in marketing dynamics in 2015. Some operators stopped offering internet access to customers who had used up their data allowance, until a new data package was purchased. This had the immediate effect of improving the network availability level and therefore quality. To further enhance the level of service offered to customers, an auction of remaining spectrum bands at the end of the year led to opportunities for the largest operators to add to spectrum capacity in the 2.5 GHz band used for 4G technology.

Despite the competitive and regulatory pressures, companies continued to restructure during 2015. While concluding the process of selling its Portugal Telecom assets to Altice, Oi started an attempt to consolidate the Brazilian telecommunications market. Another important event for Oi in 2015 was its organizational restructuring process, renewing its board of directors, corporate governance standards and bylaws.

The América Móvil group continued its corporate integration process at the end of 2014 as it worked to combine the commercial and operational structures of Claro, Net and Embratel. Meanwhile the US operator AT&T concluded its purchase of DirectTV, which controls Sky in Brazil.

The biggest consolidation effort came from Telefônica Brasil which implemented a plan to merge operations with GVT soon after CADE issued authorization. In November 2015, ANATEL approved the merger between the two operators, thus enabling them to continue their restructuring process and capture the benefits of consolidation.

Telefônica Brasil focused its investments to grow its 4G network and 3G capacity in order to retain its edge in the marketplace in terms of quality. Having concluded its acquisition of GVT, the Company was able to add fiber technology to its nationwide landline network by integrating Vivo and GVT networks. A structured process of integration and capturing synergies is under way and reporting better than expected initial gains. From a commercial point of view, Telefônica Brasil is focusing its offerings on data, with higher allowance for both postpaid and prepaid customers, as well as innovative 100% digital offers. The company’s efforts have led to higher customer satisfaction levels since integration and in particular to the industry’s highest revenue growth numbers.

América Móvil has been continuing its efforts to expand 4G and encouraging 2G customers to migrate to 3G by offering plans with affordably priced 3G smartphones. Meanwhile TIM has retained leadership in terms of accesses in the prepaid mobile market and followed its investment plan to accelerate 3G and 4G coverage in Brazil. TIM’s new portfolio of offerings eliminates off-net call and roaming charges, thus breaking away from current industry practices. Oi was quick to follow suit and renew its portfolio with the same incentives. Sky continues to be one of the major pay-tv players while also focusing on increasing the number of cities served by its broadband.

In this context, Telefônica Brasil ended 2015 with a total base of 96.8 million accesses, of which 73.3 million were mobile and the other 23.6 million for its landline business.

Telefônica Brasil posted a slight fall in landline voice lines from the previous year, totaling 14.7 million customers. The landline broadband market is showing ever-growing demand for ultra-high speeds (higher than 12Mbps). The Company’s total of 3.8 million FTTx accesses gave 14% YoY growth which was boosted by the GVT merger extending networks in states other than São Paulo and taking market share to 45.3%, according to ANATEL’s December numbers for data speeds above 12Mbps.4 Even with gradually changing habits as customers move to consume video over broadband / data, the Company’s pay-tv market grew 9.7% YoY and captured a large part of the market’s growth. Pay-tv has low levels of penetration in Brazil so there is still opportunity for this service to grow.

In the mobile business, the company continues to lead the postpaid market (including machine-to-machine) with a 42.4% share beating the second-ranked operator by 19.7 pp. The prepaid segment has seen a large number of disconnections (9.4 million since January/15), largely arising from policy aimed at enhancing the base’s profitability. In relation to mobile data, there is a tendency toward strong growth in demand arising from new consumer habits (using data rather than voice) that has to be met largely by expanding 4G technology. Another standout point is that M2M accesses have grown (+ 20.8% YoY) to reach over 4.2 million customers.

Telefônica Brasil reiterates its commitment to quality, having expanded its 4G mobile network to 183 cities in 2015, grown its landline network to offer ultra-broadband speeds and leveraged synergy arising from the GVT network’s footprint.

2.3. Regulatory Environment

Like many other sectors of the Brazilian economy, the scenario for the telecommunications market changed in 2015. Common matters in the sector - such as competition, quality, universalization and coverage expansion, among others - were part of the background to discussions of a more structural nature.

After the 2014 elections, a new ministerial team took over. In telecommunications, the new minister came in with the mission of continuing projects for expanding broadband access (Broadband for All), more in-depth discussions on a new Civil Regulatory Framework for the Internet, with a review of concession agreements and asset reversion, defining ANATEL’s role in the context of Brazilian Internet governance, and strengthening Telebras as a telecommunications infrastructure provider in Brazil.

In September and October, there was a cabinet reshuffle which led to the telecommunications minister being replaced. The new minister determined that priorities would be the TV digitization process (releasing the 700 MHz frequency band) and continuing projects that contribute to digital inclusion, such as ‘Broadband for All’. At present, the ‘Broadband for All’ project is still in its initial evaluation stage, whereas the 700 MHz frequency band cleaning process is being carried out in the cities defined as per predetermined rules.

2015 also saw 4G operations (2.5 GHz) continuing. At present, all municipalities with more than 200,000 inhabitants are covered by this technology

Again on the subject of expanding telecommunication networks, we have reached the new deadline for submitting projects benefiting from tax exemptions granted by government in the scope of the Bigger Brazil Plan – Special National Broadband Program Tax Regime (RePNBL). Projects are now being implemented and tax benefits are now being accrued. The reduction of the Fistel charge for small cells was also established. Additionally, the recently voted General Law of Antennas provides certain guidelines for the installation of this mobile network infrastructure across the country, but this still depends on specific regulations and public hearings for consultation on three proposals to regulate the Civil Regulatory Framework for the Internet, specifically the Internet Steering Committee, the Ministry of Justice and ANATEL.

4 For total broadband access at speeds up to 12Mbps, based on the company’s internal data, our market share in this category would be 49.7%.

In the regulatory sphere, as well as cleaning the 700 MHz band and defining ANATEL’s regulatory agenda for 2015-2016, negotiations are under way for the Conduct Adjustment Term (TAC), a review of the Switched Fixed Telephony Services (STFC) concession agreement and all their accessory issues (universalization, asset reversion etc.), and discussion of the new regulatory model. These issues may be decided before the end of 2016.

Finally, in 2015, Telefônica Brasil got approval from CADE for its acquisition of GVT and from ANATEL for the process of fusing the two operations, which will allow the corporate restructuring process to continue and enable the company to capture the benefits of consolidation and pass them on to its customers.

Special National Broadband Program Tax Regime (RePNBL)

On 14 January 2015, the Ministry of Communications published a decree that revised the RePNBL’s local technology requirement. For some local technology requirements for mobile and electrical networks the percentages were reduced in order to ensure feasibility for more projects and attract more investments.

June 30 was the final date for submitting projects to be covered by the RePNBL. A total of 1,167 projects and R$15.1 billion in investments were approved, and will reach 3,699 cities in every state of Brazil. Telefônica Brasil got a green light for 143 projects totaling approximately R$4.3 billion in investments.

Reduced Fistel for small cells

On January 20, 2015, President Dilma Rousseff ratified Law 13097 / 2015 exempting small cells (small base stations) rated up to 5W from Fistel charges and reducing them for small cells rated below 10W. In the case of higher powered small cells, mobile operators will be charged R$134.00 FISTEL for each station, which is 10% of the regular price.

Civil Regulatory Framework for the Internet

On April 23, 2014, during the opening of NetMundial, President Dilma Rousseff approved the bill regarding the Civil Regulatory Framework for the Internet, which was transformed into Law 12965/2014. The final text of the law focus on the neutrality of the network, ensuring independence in the treatment of packages and preserving the business model that includes offers with different speeds. The provisions of the law became effective on June 23, 2014, while other provisions are still pending supplementary regulations.

On March 31, 2015, ANATEL announced a public consultation in order to determine its position on the network neutrality regulation proposed by the Civil Regulatory Framework for the Internet. The final date for contributions was May 19, 2015. The Company’s contribution argued for less specific regulation, based on principles, equitable relations between operators and OTTs (over-the-tops) based on good competitive practices, a defense of “zero-rating” business models, ex-post application of network neutrality regulations, better conceptualization of emergency communications and the possibility of operators blocking content when users so request.

General Law of Antennas

There are currently over 250 state and municipal laws concerning the installation of antennas in Brazil. This situation delays mobile telephony networks and adds to their costs. In order to standardize this situation, on April 20, 2015, Law 13116/2015 was passed setting out general rules for the installation of telecommunication infrastructure in Brazil. Under the rules, municipalities are to follow a simplified procedure for issuing installation permits for telecommunication equipment, which must be issued within 60 days.

Fixed-fixed adjustment

On June 10, 2015, ANATEL published Acts 3435 and 3436, respectively approving Local and LDN tariffs adjustments of the STFC Basic Plan for the period from November 2013 to

December 2014. The local and long distance tariffs charged for fixed operators’ basic plans were adjusted by 3.684%. The new charges have been approved and came into effect in June 2015. A further adjustment is expected for June 2016.

New X Factor Methodology

On June 11, 2015, Telefônica Brasil received an ANATEL circular requesting information to analyze the X Factor methodology review in order to help build a cost optimizing model.

Our main suggestions for improving X Factor methodology were:

•         Maintain the current methodology separating calculation by concession to eliminate cross-subsidization between different services;

•         Methodology for calculation to include only data exclusively related to public service concessions;

The schedule set by ANATEL for its regulatory agenda calls for a public consultation on a new X Factor methodology to be published within the 1st half of 2016.

2015-2016 Regulatory Agenda

On June 29, 2015, ANATEL opened a public consultation on its proposed Regulatory Agenda for the 2015-2016 cycle, and its revocation of the General Plan for Updating Telecommunications Regulations in Brazil (local acronym PGR). The Agenda included 33 topics of interest to the industry that would make some progress or get final approval in the 2nd half of 2015 or in 2016. Among the items listed, we would highlight the Civil Regulatory Framework for the Internet and reviews of the following: concession agreements and the PGMU, the quality management model, the spectrum management model, the telecommunications services regime and scope, the SEAC regulations and reversionary asset regulations.

Regulations for Gauging Satisfaction and Perceived Quality

On July 14, 2015, ANATEL published a resolution approving regulations governing conditions for gauging telecommunications service users’ levels of satisfaction and perceived quality. The objective is to discipline the general conditions for surveys of users of telecommunications service of collective interest, to gauge levels of satisfaction and perceived quality. These regulations set clearer criteria for gauging satisfaction and make results more consistent with actual perceptions of telecommunications service users.

ANATEL PGMC Public Consultation – SMP Review

On July 22, 2015, ANATEL announced a public consultation for the proposal to review acts designating groups holding significant market power (SMP) in important markets under Article 11, sole paragraph, of the General Competition Targets Plan (PGMC). The main aspects of the Company’s contribution include the following:

•       Request withdrawal of the SMP condition in municipalities outside the state of São Paulo that have GVT’s network, since they are recently built networks that have not yet recovered their investment;

•       Maintain the SMP condition for operators that meet the 5 criteria determined by the PGMC;

•       The need to monitor public data when requesting more evidence to analyze market conditions in areas below municipality scale, thus ensuring a transparent and sound process.

The public consultation ended on August 21, after which contributions submitted are being analyzed by the ANATEL departments involved.

General Consumer Rights Regulations – RGC

On March 10, 2014, ANATEL published Resolution No. 632, which approved the Consumer Rights Regulations. From September 9, 2015, the rules set forth in this document will come into effect and operators will be required to comply with them in full.

The rules include: customer service for combined offers (combos) through a common channel for all services provided in packages acquired by consumers, implementing a physical-presence customer service sector capable of dealing with all services and procedures provided by the group in a micro-region, with not more than 30 minutes’ waiting time, to be controlled by tickets. In addition, for any Brazilian municipality that does not have a physical-presence customer service sector, fixed concession operators should provide at least one customer service position to register consumers’ demands and forward them to the service provider. Telefônica Brasil has been working constantly to adapt its procedures to the rules.

Fixed-Mobile Adjustment

On September 24, 2015, ANATEL’s board approved a tariff adjustment to the Basic Service Plan for fixed operators applicable to calls to personal mobile phones. For adjustment, points considered were the variation of the Telecommunications Services Index (IST) and the productivity factor (X factor). In Telefônica Brasil’s case, the readjustment index was set at 3.377% for each of the abovementioned categories. The new tariffs came into effect on September 30, 2015.

Corporate Reorganization (Telefônica Brasil + GVT)

Telefônica Brasil’s transaction acquiring GVT was approved by the Company’s board of directors’ on September 18, 2014 and by ANATEL on December 22 of the same year, after which, on March 25, 2015, the transaction obtained approval for two instances of market domination from the Brazilian Antitrust Body (CADE). However, approval was subject to signing Market Domination Control Agreements (CCAs) stipulating conditions that include Telefônica Brasil assuming the following obligations in relation to these operations:

a)     To maintain the current geographical coverage of STFC, SCM and SEAC services for at least 3 years;

b)    To maintain the nationwide average broadband access speed contracted by GVT customers for 3 years;

c)     To maintain the average broadband access speed contracted by GVT customers in São Paulo for 3 years;

d)    Not to directly or indirectly exchange confidential, strategic or competitively sensitive information on the activities of Vivendi, Telefônica or Telecom Itália group companies in the Brazilian telecommunications market with any companies or persons responsible for the management and representation of the abovementioned group companies.

Additionally, on November 4, 2015, ANATEL’s board granted preliminary approval for the corporate reorganization arising from Telefônica Brasil S.A.’s absorption of GVT. ANATEL set conditions that include the following: ending duplication of licenses for fixed (STFC) long distance, fixed broadband (SCM) and pay-TV (SeAc) within 18 months; and reporting all the absorbed companies’ assets in Telefônica Brasil’s STFC concession area (Sector 31, Region III), confirming that there are no judicially attached reversionary assets (through ‘negative certificates’) - or in cases of attachment, submit appropriate applications for replacement.

ANATEL’S approval allows the company to capture the benefits of corporate consolidation. Additionally, in relation to fixed telephony, the basic subscription charge was reduced and tariffs were corrected thus transferring tax gains from the operation to users.

Payment of charges on STFC Concession revenues every two years

Under section 3.3 of the Switched Fixed Telephone Service concession agreements, the Concessionaire shall pay an amount every two years corresponding to 2% of net revenues earned from its basic and alternative service plans.

In November 2011, ANATEL approved Precedent No. 11/2011 having analyzed administrative proceedings brought by STFC concessionaires appealing against the calculation base for this charge including revenues from interconnections, providing utility or convenience services (PUC), and additional services and revenues inherent to STFC.

In 2015, supported by a preliminary order, the Company paid the contractual charge on amounts including revenues from basic and alternative services plans but excluding revenues from (i) network interconnection (ii) providing utility or convenience services (PUC); (iii) additional services; and (iv) other additional services and other STFC operating revenues with interconnection, PUC and additional services.

Biannual payment of obligations in the extension of radiofrequency licenses

The Radiofrequency Use Authorization Terms require the authorized entity to pay a biannual fee in the amount corresponding to 2% of net revenue earned from plans.

As in previous periods, for the 2013/2014 period, Telefônica Brasil contested the charge of two percent (2%) calculated over revenues other than those stipulated in the Radiofrequency Use Authorization Terms and, therefore, do not correspond to the revenue earned from the application of the Company’s service plans.

In 2015, the Company paid the contractual obligation, considering only revenue from service plans and excluding interconnection and data plans.

New regulatory model

On November 23, 2015, the Ministry of Communications started public consultations on the new regulatory model for telecommunications. The deadline for submitting contributions was January 15, 2016.

Telefônica’s contributions highlighted the need to review current universalization targets - which no longer correspond to the dynamics of the sector, since the universalization process currently applies more to mobile technologies; quality criteria - which should be more in line with users’ perceptions; methods for calculating fines - which should be guided by the principles of reasonableness and proportionality; and criteria for defining asset reversion - which should take into account a technological convergence scenario in which operators share use of their infrastructure to provide services under the concession and authorization regime.

Based on an analysis of the contributions made, a working group set up by the Ministry is to submit a set of proposals for the president to choose the most suitable model. Once a model has been selected, regulatory instruments will be drafted and they will be the drivers for the new model.

Conduct Adjustment Term (TAC)

On December 18, 2013, ANATEL’s Board of Directors approved, through Resolution No. 629, of December 16, 2013, the Regulations for Execution and Monitoring of Conduct Adjustment Commitment Terms (TAC), which provide for the filing of administrative fines upon the commitment of operators to invest in the improvement of services and correct the behavior that led to the fines being applied. Telefônica Brasil submitted a proposal to execute TACs with ANATEL and is awaiting approval from the agency for signing. The case is currently being evaluated by ANATEL’s counsel’s office.

Concession Agreement Review and PGMU

ANATEL rescheduled the date for signing the revised fixed concession agreements (STFC) and the new General Universalization Targets Plan. The new deadline for publishing and signing the documents is April 30, 2016.

RAN Sharing Agreement

On December 14 and 16, 2015 CADE and ANATEL endorsed the agreement between Telefônica Brasil, TIM and Oi for the construction, deployment and reciprocal use of Network Media to support the Personal Mobile Service (voice and broadband) in the 2.5 GHz band, in order to comply with coverage commitments from 2015 (inclusive) to 2017 and expand 4G coverage to include municipalities with populations of over 30,000. The operation involves pursuing more efficient and rational use of resources and presenting a solution for the urban planning and environmental restrictions on deploying new cell sites (ERBs). In conurbations, however, ANATEL has stated that a technical solution mitigating interference must be developed as a condition for approving the proposal.

Radiofrequency spectrum

2.5 GHz

At the close of 2015, the 4G commercial operations of Telefônica Brasil had reached 183 Brazilian municipalities. In relation to rural area targets, the first three phases of service provision due for June 2014, December 2014, and December 2015, have now been concluded and the last, which determines raising minimum speeds to 1Mbps for downloads, will end in December 2017.

700 MHz

On September 30, 2014 ANATEL auctioned off 18 4G lots in the 708-803 MHz frequencies. Telefônica Brasil acquired 20 MHz (10 + 10 MHz) with nationwide coverage – blocs 6 and 7 – offering R$1.92 billion (0% premium). In accordance with the invitation to bid, the winning bidders are responsible for cleaning up the frequency range and mitigating radio transmission (free-to-air TV) interference through the Group Implementing the Process of Redistribution and Digitalization of TV and RTV (GIRED), which was the designated management entity for the process, and the Management Entity for the Process of Redistribution and Digitalization of TV and RTV Channels (EAD), as the entity responsible for deploying the clean-up operation.

The EAD was officially established on March 10, 2015, as stipulated in the bidding documents for the 700 MHz frequency band. In April 2015, in compliance with the procurement rules, Telefônica Brasil paid the 1st EAD reimbursement installment (30%) in the amount of R$370.4 million.

The analog TV signal in the city of Rio Verde (GO) was due to be switched off in November 2015, but this did not go ahead, despite all the process of distributing converters and advertising having gone as planned, since the locality did not reach the minimum percentage of households capable of receiving digital terrestrial signals under rules set by the Ministry of Communications, which has set a new deadline for February 29, 2016.

The next areas due to switch off analog signals in 2016 are Brasília (DF), São Paulo (SP), Belo Horizonte (MG), Goiania (GO) and Rio de Janeiro (RJ).

Remaindered frequency band auction

On December 17, 2015, ANATEL held an auction for the remaining 8, 1.9 and 2.5 GHz frequency bands. The auction included an offer of three lots. The first two were to be used for mobile telephony, starting with the 15 + 15 MHz at 1.8 GHz in São Paulo. The second lot comprised remaindered 10 + 10 MHz at 2.5 GHz, to be offered by registration and complement area. Like the first, these radio frequency bands are for use in FDD technology. The remaining lot was to be used by fixed broadband services with municipal coverage.

Telefônica Brasil acquired 2.5 GHz frequency lots for seven regions in six states, including five state capitals, which were São Paulo, Rio de Janeiro, Florianópolis, Porto Alegre, Caxias do Sul, Palmas and Dourados. The Company offered R$180.4 million for all these bands. This means it will be able to have an additional band of 10 + 10 MHz to provide 4G service in addition to 20 + 20 MHz which the operator already has in this spectrum. Telefônica Brasil is still awaiting the signature of terms for the licenses in order to use the frequency bands.

2.4. Commercial Strategy

Competition in the telecommunications market remained fierce amid a challenging growth scenario in 2015. At the end of 2015, Brazil recorded nearly 346 million accesses (fixed and mobile telephony, pay-TV, fixed and mobile broadband) against 370 million in 2014, a 6% fall (source: Telebrasil / Teleco).

Among the most significant developments, the year was marked by a fall in the number of mobile customers, especially in the prepaid segment, which accelerated the trend for users to migrate to control and postpaid plans, and its base shrank due to the higher concentration of voice and data spending in just one chip, so the number of people using more than one operator simultaneously showed a fall.

In this context, Telefônica Brasil kept its strategy focused on high-value key segments in the market. In mobile services, the Company retained its leading market share of 28.42% (December / 15). Its postpaid customer base registered almost 3 million net additions in 2015 (source: Anatel), reaching 42.4% market share and the highest growth in this segment.

ANATEL numbers for Brazil ended the year with more than 25 million 4G accesses. Telefônica Brasil remained in the forefront of this technology with 9.6 million accesses. By 2015, the Company’s 4G technology covered 183 municipalities. In São Paulo, the company activated 3G technology in 100% of municipalities, strengthening its commitment to take 3G coverage with all the opportunities the service offers, to places far from the big cities and provide coverage for small isolated regions.

The prepaid market saw a substantial fall in customer numbers during the year. Together, the operators in this segment lost over than 28 million customers (source: ANATEL). Even with a reduced prepaid-line base, Telefônica Brasil grew its revenues in this segment and won more active customers, particularly in use of data services.

In order to make special offers and provide benefits for the mobile market, the Company presented its “Vivo thinks Giga” at the end of the year, with a presentation of its new portfolio of plans that triple mobile internet data allowances. For post-paid customers new options ranging from 3 to 30GB, with more off-net call minutes and unlimited on-net calls to mobile and fixed devices. We also had an exclusive launch for Vivo Bis, a benefit that enables customers to keep any internet allowance not used in the current month and use it the next month. For the pre-paid segment, the weekly allowance rose to 400MB for R$9.99 / week. As a reward to customers who recharge every month, we launched a progressive bonus from 50 to 200MB based on monthly recharging. Finally, our SmartVivo Control plans also got bigger internet data franchises with an entry-level plan for 400MB and a double franchise promotion taking the plan to 800MB. The other control option plans have also been enhanced and now offer up to 2GB / month. Tariffs for off-net calls in control plans were reduced by about 45%.

In 2015, the Company launched a new generation of SVA. Highlights were Vivo My Show and Vivo My Business offering news and tips about the world of music and entrepreneurship. Two other new services were also features in the market: Vivo TU Go, an application that switches a mobile line to other devices, and Vivo Easy which enables customers to use an app to manage their mobile plan.

The Brazilian fixed services market showed broadband alone growing at 6.7% from December 2015 to December 2014. With the integration of GVT, Telefônica Brasil took over 2nd place in Brazil’s market share of fixed bandwidth and accounted for 28.9% in December 2015. In July, GVT launched three new broadband options: 100Mbps, 200Mbps and 300Mbps with ‘last mile’ fiber optic. In the commercial context, throughout the year Vivo promoted its ultra-broadband offers of 100Mbps fiber for R$59.90 per month as well as GVT broadband with various offers such as 25Mbps for R$25 per month in the unlimited combo with pay-TV and fixed telephony.

In the fixed segment, as in recent years, the market remained stable. The Company kept up the pace of expanding the product’s coverage while pursuing growth and consolidation in the market outside the state of São Paulo.

The pay-TV business market posted a 2.4% fall. Nevertheless, the company led net additions in the period (136,000 accesses). In December 2015, according to information from ANATEL, we had 1.8 million pay-TV subscribers and a 9.4% market share nationwide. In São Paulo, Vivo TV continued its strategy to expand fiber optic to another 17 upstate and coastal cities.

Convergence initiatives stood out in 2015 with cross-selling to mobile customers adopted by several Vivo stores and resellers showing gradual expansion. In addition, the Company expanded its fixed operations to three cities: Navegantes (SC), Sete Lagoas (MG), and Cachoeiro de Itapemirim (ES), all with 100% fiber optic networks.

Accordingly, in 2015, the Company maintained its commercial strategy to focus on enhancing its technologies and processes, and continuing to simplify plans and offers integrated across fixed and mobile segments, enabling it to offer a broader portfolio of services for customers while upholding its quality and profitability guidelines.

Our Brand

In 2015, Vivo celebrated its 12th anniversary, and it is now Brazil’s 8th most valuable brand, according to the consulting firm Brand Finance, at an estimated US$2.6 billion. This year, it was also rated “Top of Mind” in the ranking compiled by Folha de São Paulo and elected Brazil’s most reliable telephone operator for the 12th consecutive time by the Brazil’s Most Reliable Brands 2014 – Ibope award. It also received recognition as the brand most admired by Rio locals from the newspaper O Globo, while the Vivo Fiber campaign won TV Globo’s Professional of the Year award.

All its efforts to enhance communication and build lasting closer relationships prompted Vivo to end the year on a high note as first ranked in the most remembered and preferred advertisements - alongside brands such as Coca-Cola, Havaianas and others in the Meio e Mensagem magazine’s ranking announced in December 2015.

In an increasingly connected world, Vivo is expanding its online media presence and basing its strategy on entertaining, educating and selling more across digital media. In 2015, it paid tribute to one of Brazil’s greatest idols, Cazuza, with the film Exagerado, which reached over 32 million views and became the most watched film in Brazil during YouTube’s history.

Vivo’s brand value and the various awards it took are the result of Telefônica Brasil commitment to quality in all that we do. Similarly, the Company earned a number of awards and was voted the telecommunications sector best in country, by newspapers Valor Econômico and Estadão, and one of the Most Admired Companies in Brazil at an event held by Carta Capital, where Telefonica Brazil was ranked first in the Fixed Telephony Operator and Mobile Telephony Operator segments. It was also voted best in the telecommunications sector in Editora Abril’s Biggest and Best ranking. For the fifth consecutive year, Telefônica Brasil was among the Best Companies to Work for in Latin America. This year, the Company was 2nd in the list issued by the Great Place to Work Institute in the Multinationals category.

Communication Plans and Campaigns

During 2015, we communicated our principal service categories (mobile, fixed, internet and TV) and delivered solutions for bettering our customers’ lives and benefits to make their daily routine easier. In order to be perceived as a Digital Telco, we are focusing on offering the internet in our communication, in addition to developing on-line content and actions that draw us closer to our customers.

Our 4G institutional platform was highlighted throughout the year with this message: “Life is happening at 4G speed, get the most out of every moment”. We partnered Apple to make a special film for its iPhone 6 launch at the end of the year.

In the first half of 2015, we launched a new phase of our “Pega Bem” institutional campaign with the film “Make it happen #PegaBem” in which we positioned the Internet as a means of transforming people’s lives. Our Vivo My Show app staged the first music-over-mobile competition and played a leading role in the digital environment while bringing to life the concept we were presenting.

At the beginning of the year too, we positioned Vivo HDTV as the best TV option and highlighted the quality image of our pay-TV service’s HD channels. The films’ concept was “It’s always better watching Vivo HDTV” and the campaign continued until April.

In order to position our brand, we launched a branded content initiative called “Exagerado” for which we first worked on re-coloring the original music and then aired the “Exagerado 3.0” version, which was one of the songs most often requested on radios in Rio de Janeiro, Belo Horizonte, São Paulo and Brasilia. On Valentine’s Day, the film “Exagerado” was shown on the internet and to mark this milestone, the film was also screened at Rio de Janeiro’s “Circo Voador” [flying circus] concert venue, which was relocated exclusively for this initiative in Arpoador, the original location of this 80s icon that was frequented by many artists, including Cazuza himself. “Exagerado” reached more than 47 million views on the Internet.

The year of 2015 was also the year in which we positioned Telefônica Brasil as the first Brazilian telecommunications company to discuss responsible cell phone use through a campaign that asked people to think about making calls in a series of day-to-day situations. Using friendly informal language around the “#UsarBemPegaBem” concept, this campaign took up themes such as “Cell phone and driving”, “Cell phone and relationships”, “Cell phone and minor accidents”, “Cell phone and moments” and “Cell phone and kids” - that concern everybody in today’s world.

Part of this campaign is an initiative to encourage customers to switch from physical to online bills, use paper more responsibly and contribute to the organization’s results.

At the end of 2015 the Meio e Mensagem magazine published a list of the year’s Top 10 Digital Films and we were the only brand to have two films. We headed the list with “EX4GERADO” and took 5th place with “#UsarBemPegaBem”.

During the year, the “Vivo Tudo” promotion for prepaid customers, appeared in the leading means of communication and in TV movies, marking the last year using the ginger-haired character (Ruivo), now well-known to our customers as the brand’s spokesman. This platform also brought us more awards this year: Troféu Imprensa – SBT, Effie Awards Brasil 2015 and Prêmio Jovem Brasileiro.

We also launched the communication platform for the new Vivo Renova service for post-paid customers trading in their old device who get a discount of up to R$1,700 off the price of a new device. We aired two films from the “Redeemed” creative line in which we used real insight for consumers who will usually have an old device in their home or even left at the back of a drawer.

Communication for our fiber service started in May when we first aired a new campaign around the concept “It’s not magic, it’s Vivo Fiber.” The campaign aimed to entertain consumers with the use of fiber in different situations set in a fun-fantasy context featuring a special new version of “Abracadabra”, a song from the “Cinderella” fairy tale. The “Abracafibra” film highlights TV Fiber’s ultra-high speed internet and functions.

The digital strategy for our Vivo Fiber campaign includes three films that explore the service’s main benefits using educational but entertaining language and featuring magic tricks performed by Menino Mágico [magic boy]. In order to publicize Vivo Internet Fiber, we made a film called “Ultra High Speed Magic”, in which the lead character demonstrates the power of ultra-high speed with 100Mbps download speeds; and another two films on “Magic in control” and “Teleporting Magic” that work with Vivo Fiber TV attributes. This campaign was recognized by TV Globo and Vivo Fiber was voted the best campaign aired by TV Globo in Brazil’s Southeast region in 2015.

In September, we presented the “My first 4G” campaign themed around the need for young people to get their first postpaid plan. The campaign featured situations showing the freedom children gain as they grow and the security of being connected to Vivo’s 4G internet.

In December, we began airing our campaign to launch new SmartVivo plans and reinforce our leadership in mobile internet coverage, 4G customers and the industry’s largest data franchise with our new portfolio of postpaid plans. The campaign’s concept of “Pega Giga Bem”“ highlights the fact that Vivo alone provides up to 30GB of internet data for its customers as well as the unprecedented Vivo Bis benefit (if part of a month’s internet data allowance remains unused, it may be used in the following month) - all this together with Vivo’s unmatched quality and coverage.

Corporate Business Unit

Customers of the B2B segment, particularly vertical customers in the commerce, services and industry sectors, which account for a greater share in consumption of telecommunication services, were the most affected by the reduction in GDP growth in 2015. Despite that, and taking advantage of the investments made in 2014, Telefônica Brasil has successfully focused on the increase in IT revenues and exploitation of potential synergies with GVT. Telefônica Brasil also managed to control default rates through very consistent credit and collection polices and internal governance measures.

Traditional revenues (from fixed and mobile voice, roaming, SMS and interconnection services) registered a natural downturn. For this reason, the growth of the B2B segment is focused on the increase in core (fixed and mobile data, and broadband services) and digital (IT, Cloud Computing, Security and M2M) revenues.

In fixed services, the focus was on the growth in revenues from IT services, moving our value proposal to an increase in value added, besides the reduction in costs and capture of new customers with synergies for Vivo and GVT. In the mobile segment, we started cross-selling with a focus on GTV customers, increasing the penetration of data packages in all sub-segments, and closing on the market leaders in the M2M segment.

In fixed voice services, despite a scenario of lower consumption, the B2B segment managed to maintain revenues at satisfactory levels compared to recent figures, through a strategy involving fee packages.

Broadband services achieved a historical record of highs and migration to the fiber optic system, converting into profit the investments made in new homes passed, and accelerating the process of modernization of our network.

In fixed data services, Telefônica Brasil maintained the growth of mid-size customers, boosted by GVT customers, in addition to consolidating our position with large customers. Mobile data revenues increased by over 40%, thanks to the expanding 4G network and the quality of its network. Additionally, the launch of a new mass portfolio, the “Vivo Sua Empresa”, was a big challenge, simplifying the offers made to customers and providing more transparency in invoices.

With regard to IT, the Company recorded outstanding results in revenues from services, particularly in the segments of data center and cloud services, converting into profits the investments made in 2014. Additionally, we expanded the Vivo Soluciona TI (VSTI) plant, and made new sales of IT equipment, which surpassed those registered in 2014.

Some of the highlights we had in 2015 were:

•         Expansion of 4.2% in the mobile terminals plant;

•         We increased penetration in mobile data packages by 3 p.p., besides raising ARPU (average revenues per user) by 39%;

•         Historical record in growth and migration to the fiber optic system, with an increase of 38% in the plant and 34% in revenues;

•         In M2M, we maintained an exceptional performance as the only operator to win market share during the year, closing in on the leader by 2.6 p.p. (3.7 p.p. in 2014 vs. 1.1 p.p. in 2015);

•         62% growth in revenues from IT Services and 8% growth in revenues from Equipment /VSTI.

Telefônica Brasil will continue its growth strategy for digital revenues by searching for new customers in 2016, increasing its share of fixed revenues outside the State of São Paulo, simplifying its processes/portfolio, and improving the quality of customer service and assistance.

3.     Business Performance

On May 28, 2015, a Special Shareholders’ Meeting ratified the Purchase and Sale Agreement and Other Covenants entered into between Telefônica Brasil S.A. and Vivendi and its subsidiaries, under which the shares issued by GVT Participações S.A. were purchased by the Company. On this date, the Company became the direct controlling shareholder of GVT Participações and indirect controller of GVT. Accordingly, as from May 2015, the consolidated figures started to include the results recorded by GVT.

The operations of Telefônica Brasil and its wholly-owned subsidiaries Telefônica Data S.A. (TData) and Global Village Telecom S.A. are primarily related to the provision of fixed telephony services in São Paulo State and mobile telephony nationwide under a switched fixed telephone service (STFC) concession agreement and the authorizations of ANATEL. Telefônica Brasil S.A. and its wholly-owned subsidiaries are also authorized by ANATEL to provide other telecom services such as data communication, broadband internet, and pay TV services, in addition to value added services that are not considered telecommunications.

Infrastructure and Network

Since 2013 the Company has been implementing the consolidation of its robust network capable of meeting customers’ expectations. Advances were made in the migration from TDM to NGN switch offices, reaching 45.7% of the migrated landline traffic in the revamping of the switch offices and the adaptation of the data center infrastructure. Most of this implementation has been the exchange of optical design cabinets (ARO) with Multi-Service Access Nodes (MSAN) where we have the capability to offer broadband services to a large number of customers that do not have this service.

Telefônica Brasil continued expanding the capacity and coverage of its s GSM/EDGE, WCDMA and LTE mobile networks to absorb the increasing voice and data requirements keeping itself farther ahead of its competitors with the aggressive growth of 3G coverage, thus becoming the absolute leader in this technology.

At the end of 2015, the Company’s mobile network covered 3,958 cities using LTE WCDMA, GSM/EDGE and CDMA digital technologies. This number is equivalent to 71.06% of the total number of cities in Brazil or 92.09% of the population. For the 2G/GSM-EDGE network, 2015 ended with 645 cities covered, totaling 3,759 cities. In the same period, the 3G/WCDMA network covered 645 cities in São Paulo, totaling 3,538 cities served by this technology.

An important advance was the expansion of the HSPA+ (or 3G Plus, as it is commercially known), functioning throughout the Company’s 3G network. This technology allows customers with compatible devices to reach higher transmission speeds of up to 3 times the traditional 3G rate.

Another important advance was the launch of 4G technology, also known as LTE, in April of 2013. At the end of 2015, the 4G/LTE network was available in 183 cities.

Since 2012, Speedy has also been offered with the VDSL2 technology (Very-High-Speed Digital Subscriber Line) that enables broadband accesses of up to 25 Mbps. This technology provides high-speed internet access regular telephone lines. However, 2012 saw the start of the implementation of MSAN in order to modernize the landline telephone network in some outlying regions, integrating voice, broadband and data services in a single cabinet. The Popular Broadband Product, which has a speed of up to 2 Mbps, reached 1.5 million customers in 2015.

Through the DLM ASSIA platform, which improves diagnostic quality and customer stability, in addition to increasing the assertiveness rate when recommending a speed upgrade, more than 252 thousand upgrades were made during 2015 to develop brand loyalty among customers and increase revenue.

Implementation of the fiber-to-the-home - FTTH network (available using fiber optic cables to the subscriber’s residence – GPON technology) reached in 2015, a coverage of 4.7 million HP

(homes passed), with a range of different speeds of up to 200 Mbps, including a high definition IPTV service (HDTV).

Telefônica Brasil is constantly striving to offer the market differentiating features such as new integrated services, speed upgrades and service in new locations.

With the acquisition of GVT in 2015, we expanded our fixed telephony infrastructure with the installation of 570 thousand new access ports, 120 thousand of them in FTTH (GPON technology) with speeds of up to 50 Mbps in the copper network and 300 Mbps in fiber optic network. Telefônica Brasil totaled 7 million broadband accesses in 2015, as a result of a net gain of 249 thousand new customers and the merger of the access bases of Vivo and GTV.

Sales

The Company closed the year with 301 proprietary points of sale across Brazil. With approximately 12,000 points of its efficient network of authorized dealers (resellers and retailers), the Company maintained a sound expansion of its points of sale at the close of 2015.

The commercial activities of the distribution network were particularly guided by investment efficiency. The offers of our commercial partners focused on services with higher added value, which contributed significantly to the sustainability of operations.

In major retail chains, we focused on initiatives that promoted significant growth in sales of post-paid services without the presence of Vivo’s sales staff. To maintain services in strategic cities or locations not served by physical points of sale, we used local door-to-door and telemarketing partners, whose consolidation has been critical for the sustainability of their operations. The Company has approximately 65 partners and over 2 thousand salespeople.

For credit recharges, in 2015, pre-paid mobile customers had approximately 600 thousand points of sale among proprietary stores, authorized agents, lottery stores, post offices, bank branches and small retailers such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants, which are served by the Company’s distributors of physical cards and virtual distributors. Recharge is also offered through credit and debit cards using VISA and MasterCard machines, call center, Vivo PDV (M2M using a cell phone to transfer the recharge credit), Personal Recharge (recharge of the phone itself), as well as certain accredited websites.

The outstanding performance of physical channels was accompanied by steady growth in digital sales and customer service channels. Accesses to Vivo’s self-service channel “Meu Vivo” increased by 63% compared to the previous year. This resulted from major improvements to the channel’s usability, particularly the app, which registered a 126% increase in the volume of downloads compared to the previous year. Using the Meu Vivo application, customers can, for example, schedule appointments in our own stores, manage their internet consumption, and check their points in Vivo's relationship program, “Vivo Valoriza.”

In 2015, Telefônica Brasil intensified its relationship with customers through other service channels that simplify interaction with the operator and permit full use of its products and services. As a result, the volume of accesses to customer service channels such as “Vivo Guru” (providing support to set up devices), "Fórum Vivo" (collaborative environment in which customers are able to help other customers), and “Virtual Vivi” (virtual services assistant) increased by 48% compared to 2014.

Despite the economic unrest in the period, there was strong growth in sales through digital channels, thanks to the maintenance of the strategic focus on the automation of the company’s channels and processes:

•         Growth of 557% in sales of digital fixed residential lines as a result of strategic investments in the automation of the sales process;

•         Growth of 218% in sales compared to the previous year during the period of the Black Friday sale;

•         Development and constant improvement in top-up channels increased the channel’s sales by 39%;

•         Increase of 395% in mobile sales, with a growing share by the online channel in the Company’s migrations and upgrades.

Information Systems

In 2015, the Information Technology department played a fundamental role in the journey of transformation of Telefônica Brasil to strengthen itself as a Digital Company, leading the implementation of several structural projects, focusing on driving new digital technologies and transforming the experience of customers. Simultaneously to the projects for transformation, IT has also faced the challenge to integrate the operations of the Company with those of GTV, accelerating the capture of commercial and operational synergies without reducing the pace of transformation.

With regard to the integration, an important step was the launch of the project to offer a triple play of fixed products related to consolidated operations. Based on an innovative solution from the technological point of view, IT will help to improve the experience of customers by integrating GTV’s simplified processes and systems to the structure of Telefônica Brasil, leveraging the capillarity of the network. An integrated offer expected to be launched still in 2016 will put together the best that the two companies can offer.

Still on the question of integration, an important advance in consolidating a single organizational culture was the project for unification of the institutional brand of Telefônica Brasil. IT enabled the teams to work in combination within only 5 months after the merger, through the integration of the corporate networks on all sites of GTV and the Company, and the unification of the intranet and corporate e-mails.

As part of this transformation, the Company launched a project to reinvent its sales, customer services and provisioning processes. Besides simplifying all commercial processes, the project includes the implementation of a pre-integrated systemic solution (Full Stack) that will permit the construction of new digital capacities; get new products and services off the ground more quickly; and offer a more robust, resilient and flexible platform.

The launch of Vivo Easy was a milestone in the digital transformation journey. This innovative launch of Telefônica Brasil is a self-service based solution that fulfills the needs of digital customers, offering exceptional quality, flexibility and convenience. Through Vivo Easy, customers have full control over their mobile telephony plans. They can subscribe to plans and manage them, and add new service packs as needed, using an app.

The Company has also taken steps to boost the use of digital channels through the implementation of new virtual stores for mobile and fixed products, making these channels friendlier and affording a more agile and intuitive browsing experience.

To establish Vivo as a Digital Company, the Big Data initiative has been brought to maturity, with the implementation of a robust platform that includes several real use cases, which have leveraged the insights produced by the business and our operating efficiencies.

In 2015, IT continued the initiatives focused on the simplification and preparation of a robust and scalable infrastructure, demonstrating consistency in the search for more efficient, reliable and modern operations to support business growth. The highlights were as follows:

•         The investment simplification project, which is an emblematic initiative to simplify IT operations and which has already led to the decommissioning of more than 400 systems since it began in 2013, of which 103 systems were decommissioned in 2015;

•         Transforming the IT infrastructure with significant improvement in the base virtualization of servers from 45%, since 2012, to 76.8% in 2015, to create a more flexible, reliable infrastructure to support business growth more quickly;

•         Continuation of the Project for Consolidation of data centers, with decommissioning of over 1,500 servers in the process of moving the infrastructure to the Tamboré Data Center, a cutting-edge data center that has received several internationally recognized certifications.

Customer Service

The year 2015 was also marked by an evaluation of the existing operational models, and an analysis of Telefônica Brasil's best practices, in order to define the most appropriate model for improving the Company’s efficiency and customer satisfaction. In the past months, many work fronts have been established focusing initially on planning and development. With regard to customer services, the Company is integrating the systems used in its operations, defining its business processes and norms, and incorporating the operations deemed essential to transform the experience of customers in all channels and points of contact.

Always seeking to be in the forefront of the industry, the Company continued expanding, standardizing and integrating its Digital channels, in order to promote an omni-channel experience. Among other actions, the SMS channel was expanded to the whole customer base in order to offer another contact option. The Company has also launched a new version of its application for direct access using the mobile phone, which totaled 9 million contacts in December 2015. It has also refined the assertiveness and the scope of “Virtual Vivi”, an artificial intelligence assistant that is currently able to respond to over 90% of questions. Additionally, we managed to shorten the path that clients follow to solve their problems, providing answers for requests already stored in the online Customer Service, for over 60% of the contacts made. We must also mention the improvements made in the assistance provided through social networks and the expansion of the Online Forum.

The year 2015 saw intense efforts to improve customer satisfaction, which affected all the indicators recorded in the period. There was a progressive reduction in the contact rates, increased availability of agents, reduction in the number of transfers, as well as an increase in the number of cases resolved on the first contact, with very positive figures in reducing demands about doubts and complaints to the central office.

Telefônica Brasil also achieved top position in the index of service calls resolved within the telecommunications sector in the ranking published by the Fundação PROCON-SP, achieving 92.29%.The two companies of the group also achieved the top positions in the state ranking: Telefônica Brasil with 89.2%, and GVT with 91.7%. Together with the customers' Satisfaction Survey, all these figures show that the Company is on the right path by listening to its customers and converting the contacts received into a positive experience with the brand.

In 2016, Telefônica Brasil will continue to enrich its content and work on the functions available in each channel, integrating them properly so that customers can obtain the same patterns of response and services in the whole portfolio. Accordingly, the Company expects to continue accelerating the automation of customer services, improving their speed, standardization and convenience, which are decisive factors for the satisfaction of customers.

Operating Performance

At the end of 2015, the Company reached a total of 73,268 thousand mobile accesses, reaffirming its leadership with a market share of 28.4% in December of 2015. The numbers below show the mobile service operating behavior:

With regard to landline service, the Company closed 2015 with 23,559 thousand revenue generating units, a 52.6% increase as compared to the previous year, boosted by the addition of GVT customers.

Broadband - reached 7,114 thousand customers at the end of 2015, up by 81.3% or 3,190 thousand net additions over 2014. Most of this growth was inorganic, resulting from the merger with GVT. Accesses using FTTH stood at 587 thousand, with annual growth of 56.7%.Taking into account the customers who use fiber optic technologies (FTTH and FTTC), ultra-fast broadband accesses already account for 53.1% of the total.

Lines in Service – reached 14,656 thousand customers in 2015, 36.4% up on 2014, largely explained by the consolidation of GVT customers.

Pay TV – reached 1,788 thousand customers in 2015, up by 132% over 2014, with strong inorganic growth, as a result of the merger with GVT. IPTV recorded 171 thousand users, annual growth of 79.7%.

Thus, the Company closed 2015 with 96,827 thousand customers, down 6.3% from the previous year, particularly on the lower number of pre-paid customers, due to a restrictive policy that disconnects non-profitable customers.

4.     Financial Performance

4.1. Net Operating Revenue

In 2015, the Company earned consolidated net operating revenue of R$40,286.8 million, up 15.1% over 2014 when net revenue was R$35,000.00 million. This growth is particularly due to the net operating revenue generated by GVT from May to December 2015, in the amount of R$3,950.3 million. Growth was also boosted by increased revenue from data and mobile SVA, particularly mobile internet, higher revenues from pay TV as well as fixed broadband and corporate data. Revenues are impacted by the VC1 fixed-mobile reduction and by mobile interconnection, both determined by the regulatory body.

Net operating revenue from the sale of PMS goods in 2015 was R$1,493.7 million, 22.9% more than that of 2014, which was R$1,215.3 million. This growth is related to a greater share of equipment with higher value in the portfolio of devices, in addition to increased prices, as a result of the currency devaluation.

4.2. Operating Costs and Expenses

Operating costs less depreciation and amortization have increased by 14.7%, reaching R$28,232.3 million in 2015 (R$24,595.4 million in 2014).This growth is explained by operating costs, less depreciation and amortization, generated by GVT, totaling R$2,216.4 million from May to December 2015. The increase in expenses was also due to the rental of sites and network maintenance and conservation services due to the expansion of the 4G coverage and focus on the quality of services; increased costs of purchasing mobile and TV content; increase in electricity expenses due the adjustment of electricity fees; increase in the provision for doubtful debts; higher call center expenses; development of collection systems and services with focus on the reduction of default rates; and increase in advertising and publicity expenses.

4.3. Operating Profit before Net Financial Expenses and Shareholders’ Equity

Operating profit before net consolidated financial expenses and shareholders’ equity rose by 2.6%, from R$5,109.0 million in 2014 to R$5,239.6 million in 2015. Operating profit before net consolidated financial expenses and equity pick-up generated by GTV was R$606.0 million from May to December 2015.

4.4. EBITDA

In 2015, EBITDA was R$12,054.5 million, up 15.9% over the R$10,404.6 million in 2014. EBITDA generated by GVT from May to December 2015 was R$1,459.9 million. For its part, EBITDA Margin was 29.9% in 2015, up 0.2 p.p. over the 29.7% in the previous year. This result was driven by increased revenue from mobile and fixed services, and lower personnel costs, including taxes and interconnection costs, being partially offset by higher expenses for quality expansion and quality assurance, electricity, and higher costs from mobile and pay-TV content, and mobile and TV content.

R$ million - Consolidated	2015	2014
Operating profit before revenues and financial expenses and shareholders’ equity (*)	5,239.6	5,109.0
Depreciation and amortization expenses
In the cost of services provided	5,269.6	4,067.3
In service marketing expenses	1,181.2	893.9
In overhead and management expenses	364.1	334.4
EBITDA	12,054.5	10,404.6
EBITDA Margin
a) EBITDA	12,054.5	10,404.6
b) Net operating revenue (*)	40,286.8	35,000.0
a) / b)	29.9%	29.7%

 (*) See financial statements.

4.5. Indebtedness and Financial Result

R$ million – Consolidated	2015	2014

Loans and Financing	(6,298.9)	(3,632.6)
Debentures	(3,544.7)	(4,166.7)
GTV Contingent Consideration	(377.7)	-
Total indebtedness	(10,221.3)	(7,799.3)
Derivatives	264.8	719.6
Indebtedness after derivatives	(9,956.5)	(7,079.6)

The Company closed the 2015 fiscal year with gross debt of R$9,956.5 million (R$7,079.6 million in 2014) or 14.5% of shareholders’ equity (17.5% in 2014). Funds raised are 16.5% denominated in foreign currency (U.S. dollars and currency basket - UMBNDES) and 83.5% in Brazilian Reais. The total debt in foreign currency is covered by hedge transactions.

4.6. Annual Results

Consolidated results for the year according to corporate law showed Net Profit of R$3,420.2 million in 2015 (R$4,936.6 million in 2014), 30.7%, lower than the same period of 2014, particularly due to the merger with GVT as from May 1, 2015; the revised tax bases on intangible assets (Law No. 12,973) occurred in 2014; and lower financial expenses in 2014. Net profit generated by GVT in the last 8-month period of 2015 was R$101.1 million. Telefônica Brasil’s net margin in 2015 was 8.5% (14.1% in 2014).

R$ million	2015	2014

a) Net profit for the year (*)	3,420.2	4,936.6
b) Net operating revenue (*)	40,286.8	35,000.0
a) / b)	8.5%	14.1%

 (*) See the financial statements.

4.7. Investments

In 2015, the Company invested R$7,667 million, plus the amount of the investments made in GVT from May to December 2015, after its acquisition by Telefônica Brasil. These investments were lower than those made in 2014 due primarily to spectrum costs associated with the auction of the 700 MHz frequency for mobile telephony, which significantly impacted the investments in 2014. Lower investment in licenses was partially offset by the consolidation of results from investments of the newly acquired GVT. If the investments in licenses and GVT consolidation are ignored, the investments in projects remained at the same levels as in 2014.These investments sustain the delivery of current results and are important to position the Company for the competitive scenario in the medium and long terms.

Regarding investments in projects, a significant portion of funds was allocated to allow growth with quality in service provision. Investments in maintaining service quality and expanding the customer base represent 73% of total investments in 2015 (excluding licenses).

To serve an increasingly connected society, we invested heavily to support the strong growth in the demand for data by the Company’s customers, both in fixed and mobile data and dedicated high-speed connections for the corporate market.

In this context, Telefônica Brasil is expanding its fiber optic network in São Paulo, reaching 4.7 million homes passed in FTTH distributed in 42 cities during 2015. This expansion has been accompanied by the acceleration of commercial activity with 587 thousand FTTH customers and 171 thousand IPTV customers in 2015 (TV using the fiber optic infrastructure). In the domestic fixed telephony market (operated by GVT), we were able to apply our geographic expansion strategy in the cities previously served and in three new cities that started to be served in 2015, delivering 260 thousand new accesses (specially in fiber optic).

We made major investments in maintaining and expanding our mobile voice and internet services, which account for a significant part of revenue. In 2015, we maintained our efforts on improving signal quality in various regions and expanded rural coverage in order to meet targets by building 2,565 new sites. In addition, we continued to implement mobile data, reaching 183 cities in 4G.

In fixed telephony, we recovered the copper network for voice and data in São Paulo state, such as technological updates for multi-service cabinets with FTTC technology, improving service quality. In addition, we invested in pay TV with sales through different platforms to make the Vivo quadruple play viable.

Telefônica Brasil also invested in integrating fixed and mobile operations on telecommunications Systems and Networks. We also made strong investments in the infrastructure that supports the business (systems, points of sale and service). In 2015, we made the following investments in improving operating systems: expanding and advancing the consolidation of data centers and continuing initiatives related to system evolution, especially the transformation of the billing environment and projects aimed at maximizing potential synergies arising from the merger of the Company with GVT.

5.     Capital Market

Telefônica Brasil has common (ON) and preferred (PN) shares traded on BM&FBovespa under the ticker symbols VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE under the ticker symbol VIV.

VIVT3 and VIVT4 shares closed 2015 at R$33.99 and R$35.75, representing, respectively an annual depreciation of 14.8% and 23.7% against an annual decline of 13.3% for the Bovespa Index. The ADRs closed the year at US$9.01, down 49.0% in the period while the Dow Jones Index fell 2.1%, impacted by the currency devaluation during the period.

The average daily volume of VIVT3 and VIVT4 in the year was R$782.5 thousand and R$86,120.8 thousand, respectively. In the same period, the average daily volume of the ADRs was US$36,555.9 thousand.

The graph below shows the share performance in the year:

5.1. Shareholder remuneration policy

According to its by-laws, the Company must distribute at least 25% of its adjusted net profit for the year as dividends. The shareholders of preferred shares are ensured 10% more than the amount distributed for each common share.

Equity interest and dividends declared by Telefônica Brasil based on 2015 earnings totaled R$2.0 billion, as shown in the table below, and resulted in a payout of 60.5% for 2015.

Out of the net profit remaining from 2015 and not yet allocated, R$1,287 million was recorded as proposed additional dividends and will be submitted for approval by the Annual Shareholders’ Meeting.

5.2. Shareholding breakdown

5.3. Corporate Events

On September 18, 2014 the Company published a material fact in the manner and for the purposes of CVM Instruction No. 358/02, communicating that on that date the Company and Vivendi S.A. (Vivendi) and their subsidiaries had entered into a Purchase Agreement and Other Covenants (“Agreement”) by which the total equity of GVT Participações S.A. (“GVT Par”), the parent company of Global Village Telecom S.A. (“GVT Operadora”, as GVT Par, and GVT Operadora are collectively referred to as “GVT”), would be acquired by the Company. The signing of the Agreement and the corresponding documents were approved by the Company’s board of directors at a meeting of that body on that same date.

The consideration for acquiring GVT Par was paid in the following manner:

•       An installment of €4,663.0 million in cash, after certain adjustments to the terms of the agreement on the date of closure; and

•       A portion of the Company’s shares equivalent to 12% of common shares and 12% of preferred shares following the incorporation of GVT Par shares.

Vivendi also accepted the offer from Telefónica S.A. to take an interest in Telecom Itália S.p.A., specifically the acquisition of 1,110 billion common shares of Telecom Itália S.p.A. that represented 8.2% of the latter’s voting stock, in exchange for 4.5% of the Company’s equity that Vivendi received from the merger of the Company and GVT and represented 12% of the common shares and part of the preferred shares (representing 0.72% of the preferred shares).

The meeting of the Board of Directors of ANATEL on December 22, 2014 granted prior consent for the Company to acquire full control of GVT.

On March 25, 2015, CADE approved a Concentration Control Agreement (“ACC”) involving the Company, GVT, and CADE. The object of this agreement is the acquisition of all the GVT shares by the Company.

On May 28, 2015, a Special Shareholders’ Meeting ratified the Purchase and Sale Agreement and Other Covenants entered into by the Company and Vivendi and its subsidiaries. According to this instrument, the Company purchased all the shares issued by GVT Participações.

As a result of the incorporation of GVT Par shares, the Company’s stock was increased by R$9,666.0 million through the issue of 68,597,306 common and 134,320,885 preferred book entry shares with no par value, calculating the economic value of the shares acquired by the discounted cash flow method, based on the GVT Economic Value Report prepared by a specialist company, as provided for in paragraph 1 of article No. 252 and article No. 8 of Law No. 6464/76.

Upon completion of the acquisition on May 28, 2015, the Company became a direct controlling shareholder of GVT Par, and indirect controller of GVT Operadora.

The Board of Directors’ meeting held on September 22, 2015, analyzed the proposal on the Corporate Restructuring of the Company, its wholly-owned subsidiary (GVT Par), and its indirect subsidiaries (GVT Operadora and POP Internet Ltda.), so that, at the end of the process, the services provided by GTV Operadora that cannot be classified as telecommunication services will be concentrated in POP, while telecommunication services will be concentrated in the Company. The meeting of ANATEL's Governing Board, held in November 4, 2015, approved the Corporate Restructuring, subject to anticipated that would be compatible with those valid for similar transactions.

6.     Corporate Structure

Telefônica S.A.
39.4%
97.89%
T.Chile S/A
TISA
60.6%
SP Telecom
Free Float
100%
ON: 0.16%
PN: 0.00%
Total: 0.06%
ON: 34.67%
PN: 27.26%
Total: 29.77%
ON: 8.18%
PN: 32.21%
Total: 24.09%
ON: 51.46%
PN: 3.44%
Total: 19.67%
ON: 5.13%
PN: 37.09%
Total: 26.27%
50%
Telefônica Brasil S.A.
Terra
50%
50%
50%
100%
100%
A Atlântica
AIX
ACT
TDATA
GVTPart
99.99%
99.99%
0.01%
GVT
99.99%
0.01%
TGLOG
POP
0.01%
99.99%
Innoweb

7.     Corporate Governance

The fundamental principles of the corporate governance of Telefônica Brasil (“Telefônica Brasil” or “Company”) are set forth in its by-laws and internal directives which are complementary to the concepts established in the law and the rules that regulate the securities market.

The objectives of these guiding principles of the Company’s management activities can be summarized as follows:

•   The maximization of the Company’s value;

•   Transparent accountability for the Company and in the disclosure of material information to the market;

•   Transparency in relations with shareholders, employees, investors, customers and public entities;

•   Equal treatment of shareholders;

•   Participation of the Board of Directors in the supervision and management of the Company and accountability to shareholders;

•   Participation of the Board of Directors with regard to corporate responsibility, ensuring the Company’s continuity.

Inspired by these concepts and to promote good corporate governance, increase the quality of information disclosures and reduce the uncertainty of investors, the Company has established internal rules and policies to make its practices clear and objective, and avoid conflicts of interest. The Company believes that these measures benefit the shareholders, current and future investors and the market in general. The following measures are noteworthy:

(a) Implementation of the following internal rules:

(i) Material Act or Fact Disclosure Policy: seeks to establish rules for the disclosure of material information to the market.

(ii) Directive on Communication with the Market: regulates the basic principles for processes and control systems related to information to be disclosed to the market. It seeks to ensure quality and control over this information, thus meeting the requirements established for this purpose by the laws that regulate the markets where the Company’s shares are traded.

(iii) Internal Code of Conduct for Matters Related to the Capital Market: establishes conduct standards for dealing with issues related to the securities market, not only in relation to legislation, but also with regard to ethical and professional responsibility. The Executive Board, the members of the Board of Directors and any other employee with access to sensitive information are subject to the restrictions imposed by these regulations. This internal directive defines negotiation and blackout periods and establishes rules to avoid and/or handle situations of conflict of interest.

 (iv) Directive on the Registration, Communication and Control over Financial and Accounting Information: Regulates internal procedures as well as the control mechanisms for the preparation of the Company’s financial and accounting information, ensuring the application of adequate accounting practices and policies.

(v) Code of Conduct for Finance Employees: a directive that establishes conduct standards for people holding finance positions of trust with Telefônica Brasil and its subsidiaries, their access to privileged and confidential information and the standards of conduct to be following in these situations.

(vi) Directive on Prior Approval of Services to be Rendered by the Independent Auditor: Establishes criteria and procedures for contracting the services of independent auditors, always subject to prior approval of the Audit and Control Committee. Its provisions take into account CVM rules related to the matter, as well as applicable legislation.

(vii) Anti-Money Laundering and Anti-Corruption Guidelines whose purpose is to collate and clarify the measures taken by the Company to prohibit and combat corrupt practices when carrying on its business and throughout its supply chain.

(b) Establishment of the Board of Directors’ committees:

•   Audit and Control Committee;

•   Commercial Attention and Service Quality Committee;

•   Professional Appointment, Remuneration and Corporate Governance Committee.

(c) Establishment by the Audit and Control Committee of procedures for receiving and handling reports related to accounting and audit misconduct (Denunciation Channel).

7.1. Investor Relations

To attain fair valuation of its shares, the Company has adopted practices to clarify its policies and the events occurred to shareholders, investors and analysts.

Material information is made available on the internet portal (www.telefonica.com.br/ri) in Portuguese and English. All communication, material facts, financial statements and other corporate documents are filed with the regulatory bodies – the Brazilian Securities and Exchange Commission (CVM) in Brazil, and the Securities and Exchange Commission (SEC) in the U.S. In addition, the Company has an Investor Relations team to answer questions by phone or through individual meetings when requested.

7.2. Board of Directors

According to the Company’s by-laws, its Board of Directors shall be composed of at least five and a maximum of seventeen members with re-election allowed. The Company’s current Board of Directors is composed of twelve members, all shareholders, one of whom was elected by preferred shareholders in a separate election and without the participation of the controlling shareholder, and the others by common shareholders.

The Board of Directors meets every three months and, extraordinarily, whenever necessary and convened by its chairman. The Board of Directors’ resolutions are made by a majority vote of its sitting members where the chairman, in addition to his normal vote, will cast the tie-breaking vote. The chairman is also responsible for representing the Board when calling the Annual General Meeting, chairing the General Meeting and appointing a meeting secretary from among attendees, casting the tie-breaking vote for Board resolutions, authorizing acts, in urgent cases, ad referendum of the Board of Directors.

7.3. Executive Board

The Executive Board represents the Company. Its members are responsible for performing all acts required or appropriate to the Company’s management. Executive board members are elected by the Board of Directors and serve for a term of office of three years, with re-election allowed.

Under the Company’s by-laws, the Executive Board shall be composed of a minimum of three and maximum of fifteen members, shareholders or otherwise, resident in Brazil and elected by the Board of Directors. The Executive Board is currently composed of three members, with the following positions: Chief Executive Officer; Finance, Corporate Resources and Investor Relations Officer; and General Secretary and Legal Officer.

7.4. Code of Conduct for Employees (Conduct Principles)

Telefônica Brasil does business in a correct and honest manner, respecting the law and human rights, and these principles comprise its code of conduct known as the Conduct Principles. It is these that define the ethical manner in which the Company conducts its business and how it relates to its different stakeholders.

All employees are encouraged to apply these principles in their day-to-day lives. Furthermore, Telefônica Brasil shares its modus operandi with consumers, suppliers, communities and other strategic shareholders because it understands that public knowledge is important to the transparency of its decision-making, procurement and hiring processes, among others.

The issues covered in the Conduct Principles include respect for human rights, the fight against corruption and the prohibition on donations to political parties or related persons and entities. The document can be found on the Company’s institutional web site.

In November 2015, Telefônica Brasil started a new in-house communication campaign on Action Principles, as part of the process of integration with GVT, with the aim that 100% of the employees would complete the online course by March 31, 2016. By the close of the year, around 40% of employees had completed the course.

The Company provides a channel for anonymous whistle blowing (Action Principles Channel) on the intranet, so that the employees can submit queries about the Action Principles, and situations that infringe them can be reported, such as conflicts of interest and improper access to confidential information, among other matters provided for in the document. Telefônica Brasil will not accept that its employees and suppliers become involved in cases of fraud. When such an incident is evidenced, after a due process of investigation, the employee involved is dismissed (or the supplier excluded), repayment of the amount involved is required and the incident reported to the executive officer responsible for the department involved, the general manager and the president of Telefônica Brasil, the Audit Committee and the Audit and Human Resources departments. Legal Department may also get involved in the criminal sphere. Nor does the Company accept any type of workplace discrimination. Where improper conduct is detected, the employee may be monitored by their manager so as to change their attitude, or even dismissed with cause, depending on the seriousness of the case.

The risks involving the Conduct Principles identified within the Total Risk Management Model are monitored by the Conduct Committee composed of representatives of the Corporate Communication, Institutional Relations, Human Resources, Audit, Investor Relations and Legal departments, as well as the Presidency, and other areas that can be involved as determined by the Committee. This is an important corporate governance body for ensuring that the Conduct Principles are taught to all employees through communications and training programs, and reflect the legal requirements and best business practices.

7.5. Fiscal Council

As provided for in the Company’s By-laws, the fiscal council is a permanent body composed of members elected by the Annual General Meeting for a term of office of one year with re-election allowed. In compliance with the corporation law, the preferred shareholders are guaranteed the right to elect a sitting member and an alternate member of the Fiscal Council in a separate election without the participation of the preferred shares of the controlling shareholders.

By legal provision, the compensation of the Fiscal Council members, in addition to transportation and lodging expenses required for exercising their duties, shall be established by the Annual General Meeting that elected them. The compensation to be paid to each sitting member cannot be less than 10% (ten percent) of the average compensation of each Officer, excluding any type of benefit, representation fees and profit sharing.

Under the by-laws, the Fiscal Council shall be composed of at least three and a maximum of five sitting members and an equal number of alternates. Currently, the Fiscal Council is composed of three sitting members and three alternate members.

7.6. Audit and Control Committee

The committee was created in December of 2002 as an auxiliary body linked to the Board of Directors and operating under its own regulations approved by the Board of Directors. According to the committee regulations, it shall be composed of three (3) to five (5) members, periodically elected among the Board of Directors’ members. Their term of office is the same as that of the members of the Board of Directors. Currently, the Audit and Control Committee is composed of three members.

Without detriment to any other duty assigned by the Board of Directors, the Audit and Control Committee shall inform and/or make recommendations to the Board of Directors regarding the following matters:

•   Appointment of the independent auditor, the conditions for hiring the audit services, the term of these professional services and, if applicable, the service agreement termination or extension;

•   Analysis of the Company’s accounts, ensuring compliance with legal requirements and the correct application of generally accepted accounting principles;

•   Results of each internal and independent audit, as well actions taken by management regarding the commendations made by the auditors;

•   Adequacy and integration of the internal control systems;

•   Compliance with the independent audit service agreement for an opinion on the annual accounts and key content of the report must be clearly and accurately written;

•   Receipt from the internal auditor of information regarding significant deficiencies detected in the control system and the financial.

7.7. Appointments, Compensation and Corporate Governance Committee

Created in November 1998 and restructured in October 2004, this committee provides support to the Board of Directors, and the Board approves its regulations According to these regulations, the committee consists of three to five members who are periodically elected from the members of the Board of Directors. Their terms of office coincide with their respective terms of office on the Board of Directors. The Appointments, Compensation and Corporate Governance Committee currently has three members.

Without detriment to any other duty assigned by the Board of Directors, the Appointments, Compensation and Corporate Governance Committee informs and makes recommendations to the Board of Directors on the following matters:

•   Appointment of the statutory board of the Company and its subsidiaries;

•   Compensation limits for the Company’s statutory board;

•   Standard agreements for all statutory executives;

•   Compensation regime for the directors and periodic reviews;

•   Incentives plans;

•   Compensation policy for directors and statutory executives of the Company; and

•   Annual Corporate Governance Report of the Company.

7.8. Sales and Service Quality Committee

Created in December 2004 as a supporting body to the Board of Directors, this committee has its own regulations, which are approved by the Board. According to these regulations, this body consists three to five members who are periodically elected from among the members of the Board of Directors. Their terms of office coincide with their respective terms of office on the Board of Directors. The Sales and Service Quality Committee currently has three members.

Without detriment to any other duty assigned by the Board of Directors, the Sales and Service Quality Committee informs and makes recommendations to the Board of Directors on the following matters:

•   Observation, analysis and regular monitoring of quality indices for the principal services provided by the Company; and

•   Levels of sales service provided to the Company’s customers.

7.9. Independent Auditors

In compliance with CVM Instruction no. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP no. 01/2007 of February 14, 2007, the Company and its subsidiaries inform that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are considered prohibited by current regulations, thus maintaining the independence of work required from the auditors.

         During the 2015 fiscal year, no services other than the external audit were contracted with the independent auditors, Ernst & Young Auditores Independentes S.S..

8.     Human Resources

In 2015, we continued to support the transformation of the Company. An important part of this process was the acquisition of GVT, which resulted in the integration of its teams. As a result, Telefônica Brasil increased its size and strength.

Approximately 18 thousand persons were absorbed by the company, which now totals 33.8 thousand employees. 2015 was, therefore, a time for internal organization and reinventing ourselves in the face of this new scenario. The Human Resources area strongly supported the integration of the new employees and the unification of processes and activities, so as to boost business growth.

In March, we launched the Culture Project, which is an essential part of this integration. The first phase was dedicated to Culture Diagnosis and involved all Vice-Presidents and Officers in mapping the values that, together with the Global strategic program, will guide Telefônica Brasil.

Another important initiative was the replanning of the Climate and Commitment Model by the global coordination, through the creation of the Four-monthly Transformation Study and a new questionnaire for the Annual Climate and Commitment Survey. The new survey includes a shorter questionnaire with 32 questions that are focused on employees’ engagement and their leading role in the performance of their duties and development. In March, a pilot sample of the survey was conducted together with the first version of the Transformation Study. The pilot sample of the Climate and Commitment Survey reached a general Acceptance Index of 84%. The official Commitment Survey was conducted in February 2016.

8.1. Interaction

Connecting people is what we do best, and this also applies to our employees. In 2015, our eight integrated internal communication channels communicated information to all the Company’s stakeholders. From January to December, the “Conectados Intranet”, one of our key communication vehicles, published some 1,600 items of news, with 81 thousand views per month on average. The contents most accessed were those relating to offers and promotions, campaigns and events, as well as those containing information on Human Resources issues and the Telefônica Foundation.

In 2015, organized various events to engage the employees, such as:

•   Brand Change: as part of the integration process, in September, we officially celebrated the brand change to Telefônica Brasil for staff originating from GVT. This remarkable moment was planned and performed with sensitivity, so that the change in the employer brand could have a positive meaning for all those involved.

•   Quality Plan: consolidating a culture of excellence in customer experience and satisfaction was among our principal objectives in 2015. The launch of the Quality Plan marked the beginning of a transformation to involve and engage all employees in the importance of each phase of the customers’ life cycle.

8.2. Remuneration

The Company adopts a salary structure and remuneration policy that is in line with the best practices in the market, with the purpose of attracting and retaining the best professionals in a very competitive industry, and recognize their individual performance through goals met and results achieved. Variable compensation programs and a great variety of benefits supplement the total remuneration package.

The total remuneration concept is paying a nominal salary in line with the average paid in the market by the companies with the most aggressive remuneration packages. In 2015, 2,760 professionals were promoted and 479 were considered for salary increases. A total of 3,239 professionals received salary increases on top of the legal adjustments applicable.

8.3. Development Programs

Telefônica Brasil seeks to attract and retain the best talents on the market through judicious selection and development processes, and it counts on the support of online Recruiting and Selection platforms, as well as evaluation tools that are appropriate to each level of complexity, from the operational level to the strategic level.

In 2015, we invested R$56.6 million in education, with the participation of over 288,000 employees and partners in our training courses, totaling 848,000 hours, both in class and online. We reinforced the role of digital education through the A+ portal: 76% of training for permanent employees was online.

The main educational actions focused on the development of leaderships, corporate subjects, technical certification and subsidies for professional specialization and language courses, as well as on the development of young people, through trainee and internship programs.

The Self-Development Week was a new event launched by Telefônica Brasil. From October 5 to 8, the initiative brought together over 9 thousand employees who participated in 170 development activities, including conferences, workshops, films and talk shows.

Through our international development programs, we retained our connection with the global practices of the Telefônica Group by sending 14 employees and 67 executives to attend courses in Spain and/or at our Corporate University in Barcelona.

In 2015, we designed new programs intended to develop our leaders and support the Change Management process. The objective of these programs was to fulfill growth demands, leverage organizational results, and qualify our managers to conduct changes in our organization, offering the tools and methodologies appropriate to the complexity of their duties.

Worthy of notice was the “Focus on the Customer” program, an intensive schedule whereby managers shared the customer’s experiences. The participants in the program had the opportunity to experience the life cycle of customers in the areas of sales, installation and assistance, as well as discuss product and service issues, in order to recognize strengths and improvement opportunities.

8.4. Benefits

In 2015, we invested more than R$598.4 million in benefits for our professionals (33,847 employees/Dec15) including:

•   R$239.1 million in meal and grocery-shopping benefits;

•   R$2.4 million in life insurance for employees;

•   R$18.7 million invested in child care and babysitting support, for both fathers and mothers;

•   R$20.2 million invested in transportation tickets;

•   R$30.7 million invested in a Private Pension fund to which the Company also contributes a fixed percentage on behalf of its employees;

•   R$233.6 million in healthcare expenditures (health insurance and occupational health).

In the case of healthcare costs, the Company has an area dedicated to promoting occupational health and safety that operates across the whole national territory in 20 clinics in the major capital cities, seeing employees in their own workplace in a personalized and qualified manner. The clinics are duly equipped, with a medical and nursing team that provide integrated assistance.

Telefônica Brasil runs a Quality of Life Program based on four pillars (Caring, Protecting, Welcoming and Our Club), in tune with the global Feel Good program, with its own portal on the corporate intranet; in 2015, it engaged in actions such as:

•   The Feel Good Nutrition Program – assistance to employees in the more populous administration buildings and call centers that have their own outpatient center; approximately 8 thousand employees were assisted;

•   Feel Good “Cuca Fresca” Program: psychological assistance in more populous administration buildings and call centers that have their own outpatient center; approximately 6 thousand employees were assisted;

•   Feel Good “Vivo Amigo” Program: psychological, legal and social assistance and financial advice offered to all administrative employees in all regions of Brazil;

•   Physical Exercises at the Workplace: assistance to call center employees in the cities of Curitiba, Fortaleza and Maringá;

•   Institutional partnership with the Ministry of Health, government entities and NGOs in prevention and healthcare campaigns Pink October and Blue November.

8.5. Employee Profile

Broken Down by Age Group

Broken Down by Time of Service:

Broken Down by Gender – 2015

20% of all Executive Officers are women.

Broken Down by Macro Function

9.     Social and Environmental Responsibility

For Telefônica Brasil, sustainability and technology are inseparable. Firstly, because on connecting customers the dimensions of time and space are reduced, which significantly reduces environmental impacts. Secondly, because they come up with solutions for companies across a range of sectors of the economy, with the aim of improving people’s daily lives.

The Company believes that more than connecting, technologies should guarantee quality of life for society through education, security, mobility, healthcare and well-being. This is achieved through innovative solutions, whether dealing with waste that is generated, choosing the cleanest energy or even investing in more sustainable infrastructures.

Telefônica Brasil invests in projects that reduce the social, environmental and economic impacts of its operations, maintaining and ethical approach to its employees, suppliers, shareholders, investors, customers and other stakeholders.

It also seeks to offer its customers the best experience possible with its products and services, and in order to achieve this, it has established strategic alliances with its suppliers and partner companies because it believes they play a key role in the development of its business, and, therefore, it offers qualification programs and regularly checks on their operations.

Telefônica Brasil supports, projects that fight child labor, promotes digital inclusion, and encourages volunteer work, social actions, and citizenship through the Telefônica Foundation and always supported by technology.

In 2015, the company was selected again to be included in the portfolio of the BM&FBovespa’s Corporate Sustainability Index (ISE). ISE’s eleventh portfolio (and the fourth consecutive portfolio with the participation of Telefônica Brasil) is effective from January 4, 2016 to December 29, 2016. It includes 40 stocks of 35 companies. These companies represent 16 sectors and a total market value of R$960.52 billion, equivalent to 44.75% of the value of companies traded on the BM&FBovespa stock exchange at the close on November 24, 2015 (in the previous year, their market value was R$1.22 trillion, or 49.87% of the total). This achievement reflects the Company’s commitment to sustainability and its trajectory of implementing the best corporate governance, environmental responsibility, and community respect practices.

Also in 2015, for the third consecutive year, Telefônica Brasil featured in the Exame Sustainability Guide, a publication produced by Editora Abril that acknowledges companies with the best sustainable practices in Brazil.

The Company publishes its Annual Sustainability Report in line with the international standards of the Global Reporting Initiative (GRI) and a copy of this is available in the Sustainability area of the site www.telefonica.com.br or on the Company’s own IR site www.telefonica.com.br/ri.

9.1. The Environment

Telefônica Brasil believes in the power of digital technology to offer new opportunities to people and transform society in a positive way. Accordingly, our Environmental Policy has a double purpose: to reduce the impact of the Company's activities on the environment, and maximize our technology capacity to create new opportunities for sustainable development. Information and Communication Technology (ICT) allows the company to be more economically efficient in the use of natural resources, and to play a central role in finding a solution for many current environmental issues.

The companies of the Telefônica Group are committed to:

•   Ensure compliance with all environmental legislation and other voluntary commitments assumed by Telefônica Brasil, both globally and locally; and in accordance with the precautionary principle, adopt domestic and international norms in addition.

•   Implement environmental management systems that prevent or reduce any impacts caused by activities and infrastructure which may cause damage to the environment, according to eco-efficient models and efficient risk management, which are to be considered in business mergers and acquisitions.

•   Pursue continuous improvement principles in our activities, products and services by systematically assessing the environmental performance, in order to define and achieve ambitious principles, both globally and locally.

•   Reduce our environmental footprint through the responsible implementation of telecommunication networks; the eco-efficient use of natural resources (especially energy), promoting a circular economy in the treatment of waste, through reusing and recycling; and adoption of environmental criteria in the purchase of certain products.

•   Promote a low-carbon economy, through the internal reduction of greenhouse gas emissions and the development of products and services that help our customers to reduce their emissions.

•   Promote the innovation of digital products and services that contribute to the sustainable development of society, and create alternatives to improve the environment.

•   Educate and raise the awareness of employees, transmitting the importance of respecting the environment.

•   Encourage the use of best management and environmental practices in our supply chain and among our partners.

•   Collaborate with other organizations to seek solutions based on Information and Communication Technologies that may help to resolve current environmental challenges.

•   Communicate our environmental performance to all stakeholders in a regular and transparent manner, taking into account their concerns and questions on this topic.

9.1.1.     Sustainable Fleet

A major part of our energy consumption is related to equipment and communication networks and accounts for approximately 80% of our greenhouse gas (GHG) emissions. We constantly strive to reduce this consumption. In 2015, the Telefônica Group achieved its target to reduce its emissions by 10% (energy consumption in the workplace/employee) compared to the emissions registered in 2007.

In order to reduce this impact, the Company has given a global commitment that aims to reduce its direct and indirect carbon dioxide emissions by 30% (measured in tonCO2eq/equivalent access) by 2020.

To fulfill this commitment, measures were defined for enhancing the energy efficiency of the network; reduce fossil fuel consumption by generators, substituting them for more efficient, clean energy sources; use vehicles with a lower environmental impact in the car pool; and bolster the generation of renewable energies.

Electricity consumption at Telefônica Brasil amounted to 1,559,018,212 kWh5 in 2014, of which 26% originated from renewable resources (equivalent to 339,439,466 kWh). In 2014, we also consumed 1,116,688.74 liters6 of diesel oil to ensure that the antennas functioned.

In order to develop a system for controlling energy indicators and emissions, since 2007 we have prepared a GHG emissions inventory based on the Greenhouse Gas Protocol model. This methodology enables us to monitor both direct emissions (Scope 1), like those arising from our activities but generated by other companies (Scope 2), and indirect emissions such as business trips and outsourced logistics (Scope 3). In 2014, we calculated the emissions of Telefônica Brasil and GVT, which are described below:

The data are verified by third-party auditors to ensure the veracity of the information and its compliance with the GHG Protocol, in addition to strengthening our commitment to ethics and transparency in energy management and carbon emission processes. As a result of this attitude, in 2015 we were once again awarded the Gold certificate from the Brazilian GHG Protocol Program.

5 Updated data on consumption in 2015 had not been published as of the date of publication of this report.

6 Updated data on consumption in 2015 had not been published as of the date of publication of this report.

The footprint of the telecommunication industry is not very large if compared to other sectors. Telefônica Brasil releases approximately 2 million tons of CO2 equivalent each year. However, we play an important role in the reduction of and adaptation to climate change. We are responsible for introducing the technology for the reduction of and adaptation to global warming. According to the SMARTer 2030 report, ICTs may potentially reduce their carbon footprint by over twelve times by 2030.

9.1.1.1.  Energy Efficiency

Telefônica Brasil invests in measures to reduce greenhouse gas emissions throughout its supply chain. One of them is the substitution of gas (fossil fuel) with ethanol (renewable fuel) in the vehicles of our fleet, which cuts some 89% in gas emissions, such as carbon dioxide (CO2), methane (CH4), and nitrous oxide (NO2), which damage the environment.

In September 2015, the Company and Ecofrotas (a partner company) managed to validate the generation of 90 tons of carbon credits through an innovative project for companies which are able to evidence the substitution of fuels, leading to a reduction in the volume of greenhouse gas emissions. Together with GVT, as from April 2016 Telefônica Brasil will be able to use ethanol in over 1.8 thousand vehicles, which means the generation of 450 tons of carbon credits per month.

9.1.2.     Sustainable Constructions

Telefônica Brasil has invested in Green Building infrastructure, constructions designed to minimize the environmental impacts generated at the construction and operation stage, besides providing the best health quality results for the building users.

Data Center

One of the examples of sustainable constructions is the modern Tamboré Data Center, designed from the outset to be a sustainable data center. It was built from certified timber and rain water is collected and used in the restrooms and for cleaning in general. It was the first project in Latin America to receive LEED Gold international certification. Granted by the U.S. Green Building Council (USGBC), a North American non-governmental organization promoting the development of sustainable construction worldwide, LEED (Leadership in Energy and Environmental Design) is currently the main international environmental construction certification system.

In 2015, we received the Tier Operational Sustainability Gold Certificate for the Tamboré Data Center, the highest level certification for operations of this type. This certification makes the unit the first Tier III Data Center in Latin America, and the sixth in the world, with one of the best scores ever: 99.36/100 (maximum score).

Our Data Center had already received the Tier III rating during the project design and construction phases, due to contingency and flexibility levels achieved during the performance of maintenance activities without affecting our Information Technology operations. The unit’s building was designed and built to reach an availability level of 99.9%.

Eco Berrini

Eco Berrini became the Company’s headquarters in 2012, and currently has over 5,000 employees. In 2011, it received the highest sustainable building certification, the Leadership in Energy and Environmental (LEED) Platinum. It has an area of 47,000 m², 35 floors and 5 underground floors.

It has projects for the reduction of energy and water consumption, rational use of non-renewable natural resources, and increase in the actual quality of built environments, which are intended to improve the health and productivity of future users. Water consumption savings can reach 40%, and energy savings 30%.

Corporate Jardim Botânico

This is the main building used by the employees located in Curitiba since January 2014. In total, some three thousand persons work in the building, which received the LEED Gold certificate for being a structure planned and built according to environmental criteria.

One differential of this building is its efficient systems, which reduce energy consumption and enable the reuse of rainwater for irrigation of gardens. It also has mechanisms that enable the reduction of water consumption in restrooms, as well as a selective waste collection system for the proper separation and destination of waste generated in the offices.

Stores

The Company seeks to provide consumers with a better shopping experience, incorporating innovation, quality, comfort, accessibility and sustainability in its stores.

The Company’s proprietary stores adopt a sustainable sales system allowing management of documents on tablets, without the need for paper. Telefônica Brasil was the first telecommunications company in the country to introduce this innovative tool, which simplifies the sales process and contributes to the environment in our stores. Only one year after the implementation of the Sustainable Sale system in all proprietary stores, we have recorded substantial cost reductions and savings in customer service time and paper.

In total, Telefônica Brasil managed to save 10,402,368 paper sheets thanks to the new digital signature process. 2,527,284 agreements have now been digitally signed in a sustainable manner.

The culture of digital signature is becoming stronger among the employees who work at the stores. In the past six months, we reached the mark of 212 thousand digital signatures per month. This process change has already generated savings of R$2.6 million for Telefônica Brasil.

Sustainable Site

In order to reach more places through its networks and connect more people with improved quality, Telefônica Brasil must expand its infrastructure and avoid adverse interference in urban spaces. For this reason, Telefônica Brasil has invested in innovative projects such as the sustainable site. At the end of 2015, the Company had 118 sites throughout Brazil. This alternative allows for the replacement of metal towers with infrastructure similar to a lamppost, in which most of the equipment is installed underground, thus reducing visual impact. The solution, which is 100% Brazilian, was developed by the Telefônica Brasil engineering team and is prepared for 4G transmission, offering more efficient and higher quality service.

The sustainable sites have a series of environmental advantages: they do not employ any harmful gases, they impede equipment theft and thanks to their location they are free from the corrosion caused by salinity. And because they do not use generators, they do not consume diesel fuel.

9.1.3.     Reverse Logistics

“Reciclar Pega Bem,” formerly known as “Reciclar Conecta”, is one of the key projects translating the Company’s commitment to solid waste matters. Introduced in 2006, the program, which appeared for the first time in 2006 as Recycle Your Cell Phone collects cell phones, accessories and batteries for recycling and reintroduction in the market as new products.

The initiative started as a pilot program in Brasilia, Rio de Janeiro and São Paulo, and currently covers the entire country with more than 3,400 drop off points (stores and resellers), and has already collected over 3.5 million items and nearly one million cell phones.

The material is sent to a storage center in São Paulo, where it is sorted and sent to Belgium for recycling. In 2015, some 124,000 items were collected, including handsets and accessories.

Cell phones are made of several components, such as gold, silver and copper, among others, that can be separated and reused. Thus, the need to segregate them and dispose of them properly.

9.1.4.     Selective Waste Disposal

Introduced in 2011, the Company’s Selective Waste Disposal program is aimed at ensuring the proper disposal of waste generated in administrative buildings and at encouraging employees to adopt the same practice in their homes. Nearly 12 thousand employees in 17 buildings nationwide have been involved. At GVT buildings, 12 thousand employees use a selective waste collection system that was implemented in 2013 and serves approximately 42 buildings located in 26 municipalities. The selective waste collection system now reaches approximately 71% of employees, permitting the correct destination of the waste generated in GVT buildings.

9.2. Social Investment

Founded in 1999, the Telefônica Brasil Foundation, the social arm of Telefônica Brasil believes that together, people and institutions can transform the future of thousands of young people throughout Brazil. For the Foundation, technology is an instrument and, along with education, it is a way of boosting methods of learning and of expanding knowledge; it is the bridge to personal and social development, inclusion and transformation.

As part of Telefônica Group, which has social initiatives in 17 countries, the Telefônica Brasil Foundation uses its expertise to prepare digital tools and methodologies for engaging, mobilizing and inspiring, with the aim of encouraging social development based on educative innovation. The initiatives seek to boost the competencies of the XXI century: citizenship and social entrepreneurship.

In 2015, Telefônica Vivo Foundation invested approximately R$41 million in social projects that directly benefited around 450,000 people.

9.3. Sponsorship

Telefônica supports initiatives that contribute to the development of the country and society as a whole and believes in the power of sponsorship to encourage projects that can transform the country’s reality, besides reinforcing the existing relationships and developing new ones. Through commercial sponsorships it aims to contribute to building the brand and strengthening its attributes so as to position the Company as a major player in projects that are long-lasting, offer customers exclusive benefits and are also totally aligned with the business.

In 2015, Telefônica Brasil supported, through its Vivo and GVT brands, over 100 social and cultural projects in all regions of the country, offering democratic access to culture in several communities; promoting a transformation in the lives of thousands of persons; and strengthening its leading role and its reputation on the market.

The “Vivo EnCena” project, which has been performed for the past 12 years, was presented once again on the stages of 16 Brazilian cities before over 75 thousand spectators. Throughout the year, the initiative, which promotes the exchange of performing arts projects aimed at contributing to the development of the country and society as a whole, offered over 260 showings of seven theatrical shows.

As a supporter of the “Meninos de Araçuai” project, developed by the “Grupo Teatral Ponto de Partida,” the GVT brand promoted the social and cultural inclusion of youths in situation of social risk through the performance of cultural activities in the second school shift, proposing cultural activities that included an introduction to music The children’s choir, aged from 7 to 16, has already recorded six CDs and two DVDs, and participated in the album “Pietá”, by Milton Nascimento, as well as in several shows in various Brazilian cities and in Paris (“Year of Brazil in France).

The recognition of new talents brought to the stage of Tom Jazz, in São Paulo, 13 representatives of the new generation of Brazil’s popular music (“MPB”) as part of the “MiniDocs—Do Palco Para o Mundo” project. The tickets for the shows were purchased through the donation of books. The project featured artists such as Tiago Iorc and Dani Black.

Telefônica Brasil contributed to the democratization of access to music and strengthening of the Samba Rock genre by sponsoring free shows of singer Sylvia Patrícia and Band for the needy communities of Rio de Janeiro. With the purpose of showing and promoting the richness of Brazilian music in Rio de Janeiro, the “Rio é Samba Rock, meu irmão!” project presented the singer and the following guests: Leila Pinheiro, Zélia Duncan, Paulinho Moska, Jussara Silveira and Banda Moinho (Emanuele Araújo and Lan Lan).

Musical education was also a main pillar of the projects presented in 2015, such as the EX4 Social and Cultural Circuit, which included the performance of musical shows and workshops in public schools, using rock as a means to raise the awareness of people against drugs and bullying, promoting citizenship values and the humanization of school spaces.

The “Bituca” project involved the teaching of music for professional purposes at no cost, using a new, exclusive method. The repertory of the project is focused on Brazilian music, its rhythms and composers. The project covered lessons on how to play 11 instruments, as well as singing lessons, sound, engineering and production skills, and tuning and restoring pianos.

The “Pracatum” program, which revives the cultural heritage of Candeal (in Salvador, State of Bahia) through music, using local elements to promote social and economic change, was also sponsored by Vivo. The aim of the project is to develop young people through Professional High-School level Technical Courses in Musical Instruments, which are certified by the Ministry of Education.

The Company has also supported the NEOJIBA, one of the most important programs of the Bahia State Government. Created in 2007, the project benefits over 4,500 children, teenagers and youths in its Orchestral and Choir Practice Centers, as well as through extension initiatives, such as the Network of Orchestral Projects of Bahia and the NEOJIBA Project in several districts.

Telefônica Brasil also supported the International Chamber Music Week of Belo Horizonte, held in June. With the purpose of reflecting the richness of concert music performed by small bands throughout history, the concerts were presented in several cities of the State of Minas Gerais and were joined by pianist Simone Leitão and musicians from Venezuela, Italy, England, Croatia and the United States.

In 2015, the GVT brand sponsored the Caymmi Music Award. Inspired by musical awards and the master of Brazilian Popular Music, Dorival Caymmi (born in Bahia), the project revives the tradition of the old music festivals for the purpose of strengthening and recognizing Bahia’s musical scene.

Besides the projects mentioned above Telefônica Brasil also supported two museums. The São Paulo Museum of Modern Art (MAM) is among the most important museums in Latin America, and its collection includes over 5 thousand artworks by important artists of Brazil’s and worldwide Modern and Contemporary Art. As a supporting entity, Telefônica Brasil sponsors large exhibits, as well as other activities, such as social events, educational programs and accessibility programs. Thus, the Company reinforces the image of the São Paulo Museum of Modern Art as a source of dissemination of modern and contemporary art.

Telefônica Brasil has also entered into a strategic partnership agreement with MASP – Assis Chateaubriand São Paulo Museum of Art, which is considered the most important western art museum in the southern hemisphere. Founded in 1947, its collection has been listed by the National Historical and Artistic Endowment (IPHAN) since 1969 and includes some 8 thousand artworks. The Company’s partnership aims at disseminating, encouraging and democratizing access to culture, besides contributing to the maintenance of this cultural center.

Through these sponsorships the Company was able to reach a significant audience, in addition to strengthening its commitment to Brazilian art and culture.

In sports, in 2015, the Company started to promote tennis events. Taking advantage of the visit of Rafael Nadal, a world partner of the Telefônica Group, to Brazil for the ATP 500, the Company promoted an exclusive Meet & Greet event with strategic guests. With the purpose of exploring the potential of this sport, during the 10 tournaments held throughout the year we invited high-worth customers and carried out relationship events with various stakeholders by using incentive resources, generating over 1.8 thousand qualified leads and promoting Vivo Fibra and 4G services, as well as customer loyalty events as part of the “Vivo Valoriza” Relationship Program. The Company also supports the Tennis Institute as a means to encourage the practice of this sport and train new Brazilian athletes in tennis.

The Company’s sponsorship activities in 2015 included the Vivo Open Air project, which is 100% funded under the Rouanet Law incentives. The project has returned to São Paulo after 7 editions held throughout Brazil in the past 3 years. For 18 days, over 22 thousand people attended the event, which included cinema classics, blockbusters and national and international pre-releases, followed by shows and gastronomic attractions.

The return of Vivo Open Air to São Paulo attracted the attention of the city’s major communication media, and generated spontaneous news items worth over R$6 million. As indicated in the survey conducted by the Bridge Research Institute, Vivo Open Air was considered an innovative event capable of adding value to the brand, according to 99% of the interviewees.

For the eighth consecutive year, Telefônica Brasil sponsored Campus Party Brasil, considered the world’s largest technology, innovation and digital entertainment event. For six days (February 3 to 8), the São Paulo Expo received some 8 thousand participants from 21 countries, including Spain, the United States, Mexico and Colombia. The free area received over 100 thousand visitors who had access to 12 stands and 63 conferences/workshops. The Company created interactive activities through which people were able to test the following services: 4G, “Nuvem do Jornaleiro,” “Vivo Música,” “Vivo Internet Fibra” and “Vivo TV Fibra.” In the second half of the year, Recife, considered the country’s largest technology center, hosted the event for the fourth time. From July 23 to 26, 4,000 participants and 2,500 campers participated in 250 activities that included 224 lecturers and over 300 hours of content.

Seen as one of the best show venues in Brazil, Vivo Rio, whose naming rights have been sponsored since 2006, has an area of 11,000-m2 and is located at Aterro do Flamengo. The venue can hold 5,000 people. In 2015, over 110 thousand people watched 119 shows of different musical genres.

Throughout the year, we arranged events for a variety of stakeholders and individual and corporate customers, and offered exclusive benefits, such as a 25% discount on the purchase of tickets by customers enrolled in the “Vivo Valoriza” program.

10.  Outlook

The complexity and deterioration of the macroeconomic scenario will determine the dynamics of the telecommunications market in 2016, with a possible reduction in the government budget, which should make competition even tighter and lead to new cuts in service fees and, as a result, in the sector's revenues, creating a challenging situation. In this context, Telefônica Brasil is still well placed in the telecommunications sector. We understand that meeting the customers’ needs with quality is essential for maintaining our leading position in the market. Based on strategic pillars that are focused on customers, innovation and digitalization, and with our culture of striving to achieve high performance, the Company will continue to direct its best efforts towards the continuous improvement of its services and the support it provides to over 96 million customers.

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, pursuant to the Brazilian Corporate Law and the Company’s Bylaws, have examined and analyzed the Company’s financial statements, accompanied by the Independent Auditors’ Report and the Annual Management Report for the fiscal year ended December 31, 2015 (“Annual Financial Statements for 2015”) and considering the information supplied by the Company’s Executive Board and by Ernst & Young Auditores Independentes S.S., as well as the favorable opinion of the Supervisory Board and the Audit and Control Committee on the Capital Budget Proposal for the fiscal year to end on December 31, 2016 and the Income Allocation Proposal for the year 2015, are of the unanimous opinion that they properly reflect, in all relevant aspects, the Company’s equity and financial position, and have determined that the documents be forwarded to the Annual Shareholders’ Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 19, 2016.

Antonio Carlos Valente da Silva	Luiz Fernando Furlan
Chairman of the Board of Directors	Director

Santiago Fernández Valbuena	Francisco Javier de Paz Mancho
Vice-chairman of the Board of Directors	Director

Antonio Gonçalves de Oliveira	José Fernando de Almansa Moreno-Barreda
Director	Director

Eduardo Navarro de Carvalho	Luciano Carvalho Ventura
Director	Director

Amos Genish	Roberto Oliveira de Lima
Director	Director
(represented by Antonio Carlos Valente with voting authority)
Luis Javier Bastida Ibarguen
Director	Narcís Serra Serra
Director

OPINION OF THE SUPERVISORY BOARD

The members of the Supervisory Board of Telefônica Brasil S.A., (“Company”) in the exercise of their assignments and legal responsibilities, under article 163 of the Brazilian Corporate Law, have examined and analyzed the Company’s financial statements, accompanied by the independent auditors’ report and the Annual Management Report for the fiscal year ended on December 31, 2015 (“Annual Financial Statements for 2015”), and considering the information supplied by the Company’s Management and by Ernst & Young Auditores Independentes S.S., as well as the capital budget proposal for the fiscal year to end on December 31, 2016 and the proposal for the allocation of the income for fiscal year 2015, are of the unanimous opinion that they properly reflect, in all relevant aspects, the Company’s equity and financial position and recommend that the documents be forwarded to the Annual Shareholders’ Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 19, 2016.

Flavio Stamm	Cremênio Medola Netto	Charles Edwards Allen

Supervisory Board Sitting	Supervisory Board Sitting	Supervisory Board Sitting
Member	Member	Member

BOARD OF EXECUTIVE OFFICERS

Amos Genish

CEO

Alberto Manuel Horcajo Aguirre

Chief Financial, Corporate Resources and Investor Relations Officer

Breno Rodrigo Pacheco de Oliveira

General Secretary and Chief Legal Officer

Carlos Cesar Mazur

Accountant – CRC – 1PR-028067

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 8, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director